

EFX.next

Building on a strong foundation of the Equifax Cloud™ to accelerate innovation, new products, EFX.AI capabilities and growth

2024 Annual Report



A letter to our *Shareholders*

Mark L. Feidler, Independent Chairman of the Board of Directors

Mark W. Begor, Chief Executive Officer

2024 marked an energizing chapter of transformation and growth for the New Equifax. We made significant progress towards the completion of our data and technology transformation, and as we look ahead to what's next, we are building on the strong foundation of the Equifax Cloud™. In 2025 and beyond, we expect to drive competitive advantage as we pivot to leveraging the Equifax Cloud and focus fully on growth, innovation, new products, and our EFX.AI capabilities.

Equifax 2024 revenue of $5.68 billion was a record and up 8% on a reported and organic constant currency basis over 2023, delivering on the financial performance goals set at the beginning of the year against challenging U.S. mortgage and hiring macros. Our strong 2024 performance was aligned with our EFX2026 Strategic Priorities, and was an important inflection point in our ability to accelerate our free cash flow generation and to continue to drive growth through our investments in new products and targeted bolt-on acquisitions. Equifax is well-positioned to return capital to shareholders through both dividend growth and the launch of a multi-year share repurchase program in 2025 and beyond.

We entered 2025 with close to 85% of revenue in the Equifax Cloud, and with our United States Information Solutions (USIS) business unit, Canada, Chile and several other Latin American countries completing their consumer cloud customer migrations – a tremendous milestone after over 4 years of building the new Equifax Cloud. Our Cloud progress allowed us to decommission legacy systems and 10 additional data centers to deliver $300 million in spending reductions. Leveraging the power of the Equifax Cloud, we also delivered our fifth consecutive year of more than 100 New Product Innovations (NPIs) with a Vitality Index (defined as percentage of revenue from new products introduced in the last three years) of 12%, well above our 10% long term Vitality target for new products, while accelerating the development of advanced models and scores leveraging our market-leading EFX.AI capabilities. In 2024, 95% of our new models and scores were built using Artificial Intelligence (AI) and Machine Learning (ML), up from 75% in 2023.

Annual Revenue at the Business Unit Level in 2024

Total Annual Revenue: $5.68B



Workforce Solutions delivered annual revenue of $2.43 billion, up over 5% from 2023, against challenging mortgage and hiring markets. Workforce Solutions continued to lead in NPI development, with a nearly 15% Vitality Index and had another outstanding year adding new records to The Work Number database, ending the year with 188 million active records, up 20 million records or 12%, with 734 million total records.

International achieved more than a billion dollars in revenue for the fourth consecutive year, with 2024 revenue of $1.35 billion, up a very strong nearly 19% in constant currency year-over-year. Latin America continues to lead our International NPI with a 25% Vitality Index. In March 2025, we appointed Patricio Remon as our new President of Equifax International. Patricio joined Equifax in 2006, most recently serving as President of Equifax Europe, and brings deep global business knowledge, strong customer relationships, growth expertise, and a proven track record of outstanding leadership to the role.

U.S. Information Solutions delivered annual revenue of $1.89 billion, an increase of 10% from 2023. With the Equifax Cloud transformation of our U.S. Consumer and telecommunications and utilities exchanges complete, USIS accelerated its NPI growth, doubling the number of new products.



2024 *Highlights*

We made strong progress towards completing our Equifax Cloud Data and Technology Transformation in 2024, with USIS, Argentina, Canada, Chile, the Dominican Republic and Paraguay completing their Consumer Cloud customer migrations. We ended 2024 with the majority of our North America businesses and close to **85% of Equifax revenue in the Cloud** as we pivot from building to leveraging the Cloud for innovation, new products, and growth.



With our USIS and Workforce Solutions Cloud migrations substantially complete, we are rapidly developing and **bringing to market new OnlyEquifax™ solutions** that include unique income and employment data from The Work Number® database and our USIS credit and alternative data assets. These OnlyEquifax solutions allow our customers to enhance their mortgage, auto, and personal loan originations by using credit attributes alongside income and employment information.



As a part of our Equifax Cloud transformation we have **decommissioned 36 data centers to date**, including 10 in 2024, with three additional data centers expected to be decommissioned by the end of March 2025. Decommissioning legacy on-premise systems and software reduces spending, improves operating margins, and lowers the capital intensity of our business.



New Product Innovation leveraging the Equifax Cloud enabled us to **deliver a strong 12% Vitality Index** in 2024 from broad-based, double-digit performances across all of our businesses, with new product revenue of about $650 million.



We were recognized in the inaugural **TIME Magazine list of America's Best Midsize Companies** for organizations based in the U.S. with annual revenue between $100 million and $10 billion. Our inclusion in this prestigious list was based on strong performance in employee satisfaction, revenue growth, and responsible business practices.



We continued our EFX.AI innovation, and in 2024, **95% of our new models and scores were built using AI and ML**, ahead of our 80% goal and up from 75% in 2023. We are seeing significant lifts in performance and predictiveness using EFX.AI and our differentiated data in models, scores, and new products.



The Work Number database reached **188 million active records**, a 12% increase from 2023, with employment records for nearly 233 million people. We now have 4.2 million employers contributing payroll records to The Work Number database, and signed 15 new partnership agreements – including an agreement with Workday – that will drive record growth in 2025.



We continued our commitment to leadership in Security, evolving to meet – and anticipate – emerging cybersecurity threats in 2024 with a **maturity level that has outperformed all major industry benchmarks for the last 5 years**, a National Institute of Standards Technology (NIST) Cybersecurity Framework (CSF) score of 4.3, and an industry-leading passwordless transformation. Our roll-out of passwordless credentialing technology across Equifax, including the use of biometrics, helps eliminate the number one threat facing security teams: stolen credentials.

EFX2026: Delivering Against Our Strategic Priorities

In 2024, we leveraged the Equifax Cloud to accelerate New Product Innovation, marking our fifth consecutive year with over 100 new products developed. With a broad based 2024 Vitality Index of 12%, this was also our third consecutive year above our Long Term 10% Vitality Index goal. Revenue from new products was $650 million, with USIS notably seeing a 90% year-over-year increase in new product revenue.

Workforce Solutions continues to lead Equifax in NPIs with a nearly 15% Vitality Index and solutions powered by unique, differentiated data that expand our TotalVerify® data hub, including Talent Report™ High School. This solution provides instant verification of available U.S. high school diploma data to employers and background screeners during the pre-hire process through an exclusive integration with the National Student Clearinghouse®. And we continued our commitment to providing an extensive set of verification solutions for the mortgage industry with offerings like All Employers Within 90 Days, enabling credentialed lenders to verify a borrower's income and employment information from the previous 90 days – useful in situations where a borrower has been employed at the same job for a long period of time and employment records beyond the last three months are not needed.

USIS introduced 28 new products in 2024 with a Vitality Index of 8.5%, including new offerings designed to give lenders and service providers the confidence they need to extend capital to small businesses in a rapidly changing economic environment. The new Equifax Cloud-based Merchant Data Network can improve traditional commercial scoring by more than 8% by providing valuable insights into the revenue small businesses generate from aggregated credit card transactions at the point of sale. The collaborative network combines the power of the Equifax Commercial Financial Network with aggregated credit card transaction data from Fiserv and other leading data providers to bring new visibility to more than 5.5 million businesses from more than 50 billion credit card transactions per year.

Our International business unit outperformed its 2023 results, delivering a Vitality Index of 10.4% and a total of 78 NPIs in 2024 – nearly half of which were multi-market offerings. The Equifax Cloud enables us to quickly extend the impact of our International Solutions by taking successful products from one market and easily introducing them into additional markets while maintaining compliance with local data and regulatory requirements. Multi-market solutions included a new suite of Equifax Scores that were first introduced in Argentina and then localized and launched in the Dominican Republic. These new, 100% Cloud-based scores leverage EFX.AI and our unique alternative data assets to bring new financial visibility to more consumers.

Accelerate Innovation and New Products



Our innovative technologies help drive Equifax products and solutions forward so that our customers and consumers can make critical decisions with greater confidence. As of January 2025, Equifax has more than **625 issued or pending patents across the globe**. Our Cloud transformation is enabling us to deliver on patented innovation with a 52% year-over-year increase in original patent applications filed and 57% year-over-year increase in patents granted.



Leverage Equifax Cloud Capabilities



The Equifax Cloud is a top-tier global technology and security infrastructure that continues to set Equifax apart in the industry. We made strong progress against our Equifax Cloud data and technology transformation over the last year, including the migration of our USIS consumer and telecommunications and utilities exchanges to the Cloud. Along with The Work Number, which we migrated more than two years ago, we now have the majority of our North American businesses and three largest data exchanges in the new Equifax Cloud. We ended 2024 with close to 85% of Equifax revenue in the Cloud as we pivot from building to leveraging the Cloud for innovation, new products, and growth.

We also made substantial progress in our International technology transformation activities, completing our Canadian Cloud transformation, and moving Argentina, Chile, Costa Rica, the Dominican Republic, and Paraguay 100% to the Cloud in 2024. 2025 is also off to a strong start, with the migration of our consumer credit exchange in Spain completed in the first quarter. Our cloud-native infrastructure is already providing us with the competitive advantages of always-on stability, faster data transmission speeds, and industry leading security for our customers.

As a part of our Equifax Cloud transformation we have decommissioned 36 data centers to date, including 10 in 2024, with three additional data centers expected to be decommissioned by the end of March 2025. Decommissioning legacy on-premise systems and software reduces spending, improves operating margins, and lowers the capital intensity of our business. Our International Cloud migration efforts will continue in 2025 and 2026 resulting in additional cloud cost savings. In addition, our Cloud transformation significantly reduces the footprint of on-site technology and data centers and leverages the enhanced energy efficiency of cloud service providers.

As we near the finish line of our over $1.5 billion security, data, and technology transformation, we are confident that the Equifax Cloud will be central to our differentiation and our competitive advantage for years to come.

Expand Differentiated Data Assets



Unique, differentiated data and analytics continue to be at the heart of our business. With the Equifax Cloud, we are expanding the depth and accuracy of our data and helping our customers innovate faster to create more effective insights into the people and communities they serve. Central to the Equifax Cloud is our custom data fabric, an adaptable data platform that unifies the enterprise's data (from over 100 siloed data sources) in a single, virtual structure, enabling critical data governance measures, including data segregation, and maintaining compliance with regulatory requirements.

Data fabric offers the ability to ingest and analyze our non-public data at scale, and enhances the keying and linking of our data assets for delivery of multi-data solutions.

Powered by the Equifax Cloud, our data fabric enables **40 million inquiries daily** and ingests **15 billion records per month** on a global basis.

In 2024, our differentiated, non-public data included:

The Work Number Database – 188 million active employment records and 734 million total employment records for verifications of employment and income from 4.2 million different U.S. employers.

Core Credit – More than 3.5 billion U.S. tradelines with over 1.6 billion updates monthly to currently reported accounts.

Relationship with the National Consumer Telecom and Utilities Exchange, Inc.® (NCTUE®) – Operation and management of the U.S. NCTUE database that includes more than 430 million telecommunications, pay TV, internet, home security and utility account records and their associated payments.

Insights – 198 million incarceration records from over 2,300 facilities across the United States.

IXI – Wealth information with more than $30 trillion in anonymized assets and investments.

DataX and Teletrack – Access to 120 million unbanked, underbanked and credit rebuilding consumers – enabling greater access to credit.

Partnerships for cash flow data – Information on balances, deposits and withdrawals from more than 7,700 participating U.S. financial institutions – allowing access to visibility of 96.5% of U.S. checking accounts.

Partnership with National Student Clearinghouse – Access to 130 million degrees from 2,700 colleges and universities.

Digital Solutions – Combined trust and fraud signals from more than 60 billion consumer interactions.

Commercial Financial Network – 194.4 million U.S. commercial tradelines across 76.7 million businesses.

Strategic partnerships are core to our differentiated data strategy. Last year, USIS extended its nearly 30-year relationship with the NCTUE, continuing our exclusive operation and management of the unique NCTUE database that includes more than 430 million account records and enabling us to deliver products and services that layer telecommunications, pay TV, internet, home security and utility insights on top of traditional credit data to help maximize consumer approval rates, help identify potential risks, reduce manual intervention costs and improve customer experience.

We also signed 15 new strategic partnerships in 2024, including Workday, which we expect will fuel Workforce Solutions verification services revenue growth in 2025. By integrating Workday Payroll and The Work Number employment and income verification service, Workday customers will be able to offer their employees seamless, instant verifications in support of their most important life events such as applying for a home mortgage, an auto loan, or government benefits.



Drive AI Innovation



The Equifax Cloud and our custom data fabric enable us to drive AI innovation and maximize our EFX.AI capabilities.

The successful use of AI requires deep, accurate and high-quality data. EFX.AI allows us to derive more value from our trusted, proprietary, non-public data – helping lenders and service providers make better decisions and open financial opportunities to otherwise underserved populations. In 2024, 95% of our new models and scores were built using AI and ML, ahead of our 80% goal and up from 75% in 2023.

We are well positioned to deliver continued strong, EFX.AI-powered new product growth leveraging the Equifax Cloud. New Cloud and AI-based scores in 2024 included the latest addition to the USIS OneScore suite of risk scores: the new OneScore for Alternative Finance. Designed to expand financial opportunities for consumers that may be credit invisible, unscorable, thin-file, or credit rebuilding, this new score leverages predictive insights from our DataX and Teletrack specialty finance data with the option to include traditional credit data. Our research indicates that OneScore for Alternative Finance could help boost approval rates by as much as 40% for consumers seeking new financial opportunities, with the potential to expand the scorable population to reach up to 97% of Americans seeking alternative finance loans.

Importantly, EFX.AI is aligned to both our EFX2026 Strategic Priorities and shared corporate values. Our approach is guided by our AI Governance Program, which sets strategic direction, provides global oversight of the use of AI systems, and defines the principles and practices that comprise Responsible AI at Equifax, with requirements that are aligned to the NIST AI Risk Management Framework. Whether it is for innovation, internal development, or operational improvements, Equifax uses AI Systems in a transparent, trustworthy, fair, explainable, and secure manner to provide benefits to consumers and customers.

2025 marks the 10-year anniversary of our patented Explainable AI (xAI) technology. Equifax led the way towards an industry standard for xAI in financial services, introducing the first machine learning credit scoring system with the ability to generate logical and actionable reason codes for consumers. Our AI innovation continues. As of January 2025, more than **300 of our pending and approved patents support our approach to AI.** We infuse our patented AI techniques into solutions designed to enable customers to get to insights faster – helping to create new consumer opportunities.

Put Customers and Consumers First



Consumers and our customers depend on our data for important financial decisions and we take that responsibility very seriously. We began our Equifax Cloud, data and technology transformation to strengthen security and enhance our data quality and accuracy. With our North American Cloud transformation substantially completed in 2024, we have made significant improvements to our dispute process and consumer support, all with a goal of ensuring maximum possible accuracy. We believe that even one error affecting a consumer is one error too many, which is why we continue to invest in our data quality capabilities, technology, and processes to ensure that we can effectively detect and proactively remove inaccurate account information.

We transparently publish a monthly consumer credit report accuracy metric on our website, and in 2024 Equifax U.S. consumer **credit report accuracy averaged 99.83% each month**. This metric is determined by calculating the number of tradelines, collections, and bankruptcy disputes within the month that resulted in a change to a U.S. consumer credit report (regardless of whether that change had any impact on a consumer's credit score).

Our Purpose is to help people live their financial best, and we strive to support economically healthy individuals and financially inclusive communities in each of the 24 countries where we do business.

Providing consumers with the resources they need to increase their financial capability is an important part of this. We are proud to provide ongoing credit education designed to help people understand both their personal finances and the credit system as well as the role we play in helping to provide access to mainstream, sustainable financial products. Examples of this include:

- We continue to evolve the experience for our 26.7 million myEquifax™ users to include access to new offers and services and we are introducing a mobile app in the second quarter of 2025 that will give consumers additional credit visibility.

- Building on our commitment to consumer education, our robust online U.S. Knowledge Center was updated to include a new Spanish-language hub designed to meet the needs of the 13% of the U.S. population that speaks Spanish at home.

- More than 2 million viewers have tuned in to our consumer credit video education series, "Equifax Learn," on YouTube. And in 2024 we added a Spanish language version of the series to drive more awareness of our free translated U.S. credit report in Spanish, helping Spanish-speakers understand credit, know what information is in their credit report and get in the habit of monitoring their financial accounts.

Our New Product Innovation also plays a critical role in helping people live their financial best. In Canada, a new Global Consumer Credit File introduced in 2024 helps lenders make more confident credit lending decisions for newcomers to the country. The solution creates a calibrated credit score using newcomers' credit histories from their countries of origin – essential in obtaining services such as housing, credit cards, and mobile phone contracts. Solutions ranging from our USIS Merchant Data Network and OneScore for Alternative Finance solutions, to our UK Open Banking and Open Finance offerings are designed to help global lenders responsibly create new financial opportunities by bringing more visibility to consumers and small businesses.

In 2024, we marked the 30th anniversary of Victim Information and Notification Everyday (VINE). VINE, acquired in our purchase of Appriss Insights in 2021, is the leading victim notification network in the U.S. It allows survivors, victims of crimes, and other concerned citizens to access timely and reliable information about offenders or criminal cases in U.S. jails and prisons. Last year, we saw nearly 6 million consumer registrations, 298 million offender searches, and nearly 22 million notifications to help keep victims of crime safe.



The Work Number plays a critical role in securing important financial moments such as starting a new job, leasing a car, applying for a mortgage, or seeking government benefits. The Work Number provided social service **verifications for 25.5 million people seeking benefits** while streamlining government operations and helping to ensure the integrity of safety net programs. Some of these programs include Medicaid, SNAP, Temporary Assistance for Needy Families (TANF), Housing Choice Vouchers, Supplemental Security Income (SSI), and more.

Execute Bolt-on M&A



Since 2018, we have invested more than $4.5 billion in 25 strategic bolt-on acquisitions to strengthen our core capabilities, grow our differentiated data assets, and drive future non-mortgage growth. These acquisitions have grown our talented team and have expanded our international footprint into new markets. In 2024 we focused our efforts on integrating acquisitions completed over the last two years to drive synergies across our business.

Just one year after the acquisition of Boa Vista Serviços, we are creating powerful new opportunities for Brazilian customers and consumers with the addition of our cloud-native products, decisioning and analytics capabilities, including our InterConnect® decision management system for easy access to data sources, attributes, models and decision rules. With Equifax|Boa Vista we are helping to drive new financial opportunities for the 34 million unbanked and underbanked consumers in Brazil, and customers are responding. In the fourth quarter of 2024 Equifax|Boa Vista saw double digit growth. We are continuing this strong momentum with a clear focus on leveraging our robust global platforms, and the completion of the Equifax|Boa Vista migration to the Cloud.

In 2022, we expanded our International footprint into the Caribbean with the acquisition of Data-Crédito, the largest consumer credit reporting agency in the Dominican Republic. Equifax República Dominicana was fully migrated to the Cloud last year and the legacy data center was decommissioned. With this transformation, our Dominican Republic team put the power of the Equifax Cloud into action with their powerful new localized Equifax Scores. In a country where 49% of the population is unbanked, these cloud-based scores are bringing new financial visibility to more consumers by combining our EFX.AI capabilities and unique alternative data for better insights.

Continue Leadership in Security



We continued to deliver on our commitment to being an industry leader in security. As our fifth consecutive publication of our Security Annual Report reflects, our maturity level has outperformed all major industry benchmarks for the last five years, exceeding Technology and Financial Services companies analyzed. Prioritizing security and building it into our systems – versus bolting it on – has become part of our culture and helps drive our performance with strong security underpinning our technology innovation.

We are constantly evolving to meet – and anticipate – emerging cybersecurity threats. In 2024 we completed an important milestone in transitioning nearly 22,000 full and part-time employees to passwordless authentication. Passwordless technology, including the use of biometrics, helps eliminate the number one threat facing security teams: stolen credentials. This change has also created a more seamless experience for our global workforce. Removing the daily friction of passwords means that password resets, lockouts and Multi-Factor Authentication tools can be removed to save time and costs. Our passwordless environment also eliminates Knowledge-Based Authentication – the use of personal questions to verify a user's identity – from internal helpdesk calls, ensuring that AI voice cloning and deep fakes cannot be used to trick agents into giving away access, online or on the phone.

We remain deeply committed to transparency, communication and collaboration – sharing our security resources for the benefit of the communities where we live and work. In 2024 we expanded our relationship with the Government of Costa Rica. Costa Rica is our third largest Equifax geography worldwide and our work with the country's Ministry of Science, Innovation, Technology and Telecommunications is designed to boost the country's cybersecurity, innovation and digital skills capacity at both the institutional and national levels. The new collaboration enables the sharing of Indicators of Compromise, the digital and informational "clues" used by incident responders to detect, diagnose, halt, and remediate malicious activity in their networks, fostering a better understanding of cyber threats. This collaboration will help strengthen cybersecurity at all levels.

We also continue to help the Costa Rican government build the cyber and technology talent pipeline in their universities. In 2024, the Costa Rican Commission for the Implementation of the National Framework of Qualifications approved the inclusion of a new cloud skills standard as part of the educational system. This has been the result of collaboration between the Costa Rican public sector organizations and expert private sector organizations, led by Equifax. Under this new standard, any technical schools in Costa Rica will be able to develop programs on cloud skills.

We are proud of the work that we do in helping organizations around the world become more secure and continue to actively engage with customers, policymakers, and other organizations regarding the challenges and opportunities in cybersecurity.

We believe that our nearly 15,000 team members around the world are our greatest asset. Working together as One Equifax to drive cross-functional collaboration and innovation is critical to our success.

- As a values-driven organization, we are committed to nurturing a culture where everyone feels welcomed, valued and respected. Diversity of experience and thought drives increased creativity and innovation – which fuels our bottom line.

- In 2024, Equifax was named to the inaugural TIME Magazine list of America's Best Midsize Companies, for organizations based in the U.S. with annual revenue between $100 million and $10 billion. Our inclusion in this prestigious list was based on strong performance in employee satisfaction, revenue growth, and responsible business practices.

Support for the communities where our employees live and work is core to our responsible business practices. Last year, the Equifax Foundation put our Purpose into action by making $1.3 million in direct charitable grants to community partners in Atlanta and St. Louis – including On The Rise Financial Center, Westside Future Fund, Prosperity Connection, and Credit Builders Alliance to help low-to-moderate income communities achieve the credit strength needed to live their financial best.

Act as One Team, One Equifax





Through our Equifax Gives program, we matched more than $1 million in employee charitable donations in 2024 for more than $3.3 million in total community impact.

We also continued our direct community engagement, maintaining a strong commitment to employee volunteerism. Our BEST Credit Training, which trains U.S. based employees to deliver financial literacy content in their communities, provided more than 1,500 hours of training last year. We expanded our work with organizations like Junior Achievement, creating an Equifax storefront at the Atlanta-based Junior Achievement Finance Park where more than 30,000 students each year learn the basics of credit through real-life scenarios. And we doubled our UK community efforts, dedicating time and talent to organizations like Speakers for Schools. Over the last year we worked with more than 600 UK youth to help them learn more about credit, understand how to borrow responsibly, and avoid potential financial scams.

Internal career development remained a priority in 2024 and we continued to make a number of internal and external training opportunities available to our teams worldwide, with our global employees completing almost 170,000 hours of training and professional development. We also continued our work to enable employees to explore and map career options, identify and access targeted focus areas and development options matched to career desires, and easily access recommended internal job postings. We are proud to be a place where our employees can grow and develop their careers with nearly 50% of open roles filled internally in 2024.

EFX2027 Strategic Priorities

As we reflect on our accomplishments in 2024, we are also looking ahead to what's next for the New Equifax with our EFX2027 Strategic Priorities aligned to our outlook for the next three years. With our Cloud transformation substantially complete, we are well positioned to deliver continued strong EFX.AI-powered New Product Innovation leveraging the Equifax Cloud that will drive our top line growth.



Accelerate Innovation and New Products

Leverage Equifax Cloud Capabilities

Expand Differentiated Data Assets

Drive AI Innovation

Put Customers and Consumers First

Execute Bolt-on M&A

Continue Leadership in Security

Act as One Team, One Equifax

2025 is a pivotal year for Equifax in our ability to accelerate our Free Cash Flow generation as capital expenditures come down and our EBITDA expands. Our strong Free Cash Flow conversion – which will approach our 95% long term goal – and leverage from expanding EBITDA, positions us to return capital to shareholders through both growing our dividend and launching a multi-year share repurchase program in 2025.

In 2025, we expect to deliver 6% constant dollar revenue growth, as well as adjusted EBITDA margin expansion of 25 basis points, with EBITDA increasing to over $1.9 billion despite our expectation of continued challenging end markets in mortgage and hiring. Adjusted EPS at the midpoint of guidance is expected to be $7.45 per share, up 2% versus 2024, with Free Cash Flow approaching $900 million.

We anticipate U.S. mortgage credit inquiries to decline 12% in 2025 compared to last year, and further expect U.S. hiring to be down about 8% relative to 2024, and on the order of over 10% below average hires over the last 10 years. Absent these assumed mortgage and hiring market declines, 2025 organic constant dollar revenue growth would be at the midpoint of our Long Term framework of 7 to 10% with EBITDA margins expanding over 100 basis points. As end markets normalize, we are confident in our ability to deliver organic revenue growth in our 7 to 10% Long Term framework, continue expanding adjusted EBITDA margins at 50 basis points per year, growing cash conversion to above 95%, and executing bolt-on M&A.

> We are entering the next chapter of the New EFX with our Cloud transformation substantially complete with **about 85% of EFX revenue in the Cloud**. We are energized by our commercial momentum, New Product Innovation, EFX.AI capabilities, and the benefits of the new EFX Cloud, but even more energized about the future of the New Equifax!

On behalf of the Equifax Board, leadership team, and nearly 15,000 global employees, we thank you for your ongoing support and confidence in our business.

Thanks for your support,

Mark W. Begor
Chief Executive Officer
and Director

Mark L. Feidler
Independent Chairman
of the Board of Directors

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission File Number 001-06605

EQUIFAX INC.

(Exact name of registrant as specified in its charter)

Georgia	58-0401110
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1550 Peachtree Street N.W. Atlanta Georgia	30309
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 404-885-8000

Securities registered pursuant to Section 12(b) of the

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $1.25 par value per share	EFX	New York Stock Exchange

Act:

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Exchange Act ("Act").
☒ Yes ☐ No

Indicate by check mark if Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

☒ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issues financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

As of June 30, 2024, the aggregate market value of Registrant's common stock held by non-affiliates of Registrant was approximately $30,001,128,029 based on the closing sale price as reported on the New York Stock Exchange. At January 31, 2025, there were 124,023,838 shares of Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's definitive proxy statement for its 2025 annual meeting of shareholders are incorporated by reference in Part III of this Form 10-K.

TABLE OF CONTENTS

Page

PART I

ITEM 1. BUSINESS

Overview

Equifax Inc. is a global data, analytics and technology company. We provide information solutions for businesses, governments and consumers, and we provide human resources business process automation and outsourcing services for employers. We have a large and diversified group of clients, including financial institutions, corporations, government agencies and individuals. Our services are based on comprehensive databases of consumer and business information derived from numerous sources including credit, financial assets, telecommunications and utility payments, employment, income, educational history, criminal justice data, healthcare professional licensure and sanctions, demographic and marketing data. We use advanced statistical techniques, machine learning and proprietary software tools to analyze available data to create customized insights, decision-making and process automation solutions and processing services for our clients. We are a leading provider of information and solutions used in payroll-related and human resource management business process services in the United States of America ("U.S."), as well as e-commerce fraud and charge back protection services in North America. For consumers, we provide products and services to help people understand, manage and protect their personal information and make more informed financial decisions. Additionally, we also provide information, technology and services to support debt collections and recovery management.

We currently operate in four global regions: North America (U.S. and Canada), Asia Pacific (Australia, New Zealand and India), Europe (the United Kingdom ("U.K."), Spain and Portugal) and Latin America (Argentina, Brazil, Chile, Costa Rica, Dominican Republic, Ecuador, El Salvador, Honduras, Mexico, Paraguay, Peru and Uruguay). We maintain support operations in Chile, Costa Rica, India and Ireland. We also have investments in consumer and/or commercial credit information companies through joint ventures in Brazil, Cambodia, Malaysia and Singapore.

Equifax was originally incorporated under the laws of the State of Georgia in 1913, and its predecessor company dates back to 1899. As used herein, the terms Equifax, the Company, we, our and us refer to Equifax Inc., a Georgia corporation, and its consolidated subsidiaries as a combined entity, except where it is clear that the terms mean only Equifax Inc.

We are organized and report our business results in three operating segments, as follows:

- **Workforce Solutions** — provides services enabling customers to verify income, employment, educational history, criminal justice data, healthcare professional licensure and sanctions of people in the U.S. (Verification Services), as well as providing our employer customers with services which include unemployment claims management, I-9 and onboarding services, Affordable Care Act compliance management, tax credits and incentives and other complementary employment-based transaction services (Employer Services). Workforce Solutions revenue is predominantly in the U.S., and they have also established operations in Canada, Australia and the U.K.

- **U.S. Information Solutions ("USIS")** — provides consumer and commercial information solutions to businesses in the U.S. including online information, decisioning technology solutions, identity management services, analytical services, e-commerce fraud and charge back protection services, portfolio management services, mortgage information and marketing services. We provide products to consumers in the U.S. to enable them to understand and monitor their credit and help protect their identity. We also sell consumer credit information to resellers who may combine our information with other information to provide direct-to-consumer monitoring, reports and scores.

- **International** — provides products and services similar to those available in the USIS operating segment but with variations by geographic region. We also provide information, technology and services to support debt collections and recovery management. In addition, we provide products to consumers in Canada, the U.K., Australia and Chile to enable them to understand and monitor their credit and help protect their identity. This operating segment is comprised of our Asia Pacific, Europe, Latin America and Canada business units. It also includes our joint ventures in Brazil, Cambodia, Malaysia and Singapore.

Our Business Strategy

Our vision is to be a trusted global leader in data, analytics and technology that creates innovative solutions and insights for our customers. Our business strategy is driven by the following imperatives:

- **Leverage our Equifax Cloud capabilities to accelerate innovation, new products and growth.** Our cloud data and technology transformation has changed nearly every facet of our global technology infrastructure, including a migration to a public cloud environment that employs virtual private cloud deployment techniques. Central to our move to cloud-native technology is our custom single data fabric, which is a cloud native platform that enables Equifax to build, manage and deploy data products, as well as implementation of best-in-class cloud-based tools and capabilities. Our growth strategy includes leveraging our cloud data and technology transformation to accelerate innovation and new product development, deliver market-leading capabilities to our customers, facilitate customer and partner implementation and integration, improve ease of consumer access to and interaction with Equifax, and strengthen system resiliency and uptime.

- **Leverage and expand our differentiated portfolio of data assets.** We use proprietary advanced analytical platforms, including capabilities in machine learning, artificial intelligence and advanced visualization tools, to leverage our unique data to develop leading analytical insights that enhance the precision of our customers' decisioning activities. Our cloud-native technology simplifies our customers' access to our leading analytical and decisioning platforms, allowing us to accelerate the development of unique insights and the conversion of these insights into innovative new products and services consumable by our customers through our delivery platforms. We strive to advance these capabilities and bring our customers multi-data solutions at scale by expanding our unique and differentiated data assets and analytics through organic growth, business acquisitions and partnerships.

- **Foster a culture of putting customers and consumers first.** We are focused on maintaining a culture in which our customers and consumers are at the center of our decision processes, and where we exceed customer and consumer expectations by delivering solutions with speed, flexibility, stability and performance. We prioritize engagement with our customers and strive to accelerate innovation through collaboration. We seek to leverage our cloud native technology and unique data assets and capabilities, as well as customer expertise and data and technology assets, to drive the development of high-value analytical products and services designed to address a broader range of customer and consumer needs. We work to maximize the value of our differentiated data assets, analytics and decisioning to drive new products and services that provide a fuller picture of consumers and commercial entities to our customers in banking and financial services, government, employee hiring and onboarding and other service providers.

- **Execute strategic acquisitions that expand our data portfolio and capabilities and drive revenue growth.** A critical lever of our strategy is inorganic growth through accretive and strategic acquisitions that drive incremental annual revenue growth. Our acquisition priorities are clear and focused on re-investing in acquisitions that expand our unique differentiated data assets and solutions to strengthen and grow our core businesses. We continue to invest, including through acquisitions and partnerships, to expand our addressable markets and the data and capabilities we offer to solve customer challenges across the services we provide and to expand our access to differentiated data including across identity authentication, fraud mitigation and risk management. We believe there are opportunities to continue to expand in the U.S. and internationally, across the existing financial, mortgage, telecommunications, automotive, insurance, talent management, human resource services, government and other markets that we serve, as well as in new and emerging market segments.

- **Continue our leadership in data security.** We are committed to being an industry leader in security. We have built an Equifax culture that prioritizes security, and we consider data and technology security, and more broadly risk management, as a primary requirement in all decisions. We make extensive use of advanced data and technology security tools, techniques, services and processes in order to enhance our ability to protect the information with which we are entrusted. We are committed to working openly with our peers, customers and partners to tackle emerging security challenges, document best practices, provide vital data security thought leadership and work together to deliver solutions that benefit both the security community and consumers.

- **Build a world-class Equifax team by investing in talent to drive our strategy and promote a culture of innovation.** At Equifax, we are committed to nurturing a culture where talent thrives. We are focused on providing meaningful opportunities for career advancement and development, fostering an inclusive work environment, and promoting employee engagement and recognition. We leverage our enterprise-wide talent

initiatives to develop, retain and attract a highly-qualified workforce in order to promote our culture of innovation, add diverse perspectives and deliver on our business strategy.

We seek to enhance shareholder value through the disciplined execution of these imperatives and by positioning our Company as a global data, analytics and technology leader with industry-leading security.

Markets and Clients

Our products and services serve clients across a wide range of verticals, including mortgage, financial services, employers, government (state, federal and local), automotive, commercial, identity and fraud, consumer, resellers, healthcare, telecommunications, retail and insurance. We also serve consumers directly. Our revenue streams are highly diversified with our largest client providing approximately 3% of total revenue. The following table summarizes the various end-user markets we serve:

Percentage of 2024 Consolidated Revenue



Mortgage 20%
Financial 20%
Employers 14%
Government 12%
Automotive 6%
Consumer 5%
Identity & Fraud 5%
Commercial 4%
Healthcare 4%
Resellers (1) 3%
Telecommunications 2%
Retail 1%
Insurance 1%
Other (2) 3%
0 2.5 5 7.5 10 12.5 15 17.5 20 22.5
Percentage of 2024 Consolidated Revenue

1. Predominantly sold to companies who serve the direct-to-consumer market and includes other small end user markets. Mortgage and auto resellers are excluded from this category as they are included within their respective categories above.

2. Other includes revenue from other miscellaneous end-user markets.

We market our products and services primarily through our own direct sales organization that is structured around sales teams that focus on client segments typically aligned by vertical markets and geography. In the U.S., the vertical market sales teams for the Mortgage, Financial, Government and Automotive markets sell products from both the USIS and Workforce Solutions business units. Sales groups are based in field offices located throughout the U.S., including our headquarters in Atlanta, Georgia, and in the countries where we have operations. We also market our products and services through indirect channels, including alliance partners, joint ventures and other resellers. In addition, we market our products directly to consumers through e-commerce channels.

Revenue from international clients, including end users and resellers, amounted to 24% of our total revenue in 2024, 23% of our total revenue in 2023 and 22% of our total revenue in 2022.

Products and Services

Our products and services help our clients make more informed decisions with higher levels of confidence by leveraging a broad array of data assets. Analytics are used to derive insights from the data that are most relevant for the client's decisioning needs. The data and insights are then processed through proprietary software and generally transmitted to the client's operating system to execute the decision.

The following chart summarizes the key products and services offered by each of the business units within our segments:

	Workforce Solutions		USIS		International			
	Verification Services	Employer Services	Online Information Solutions	Financial Marketing Services	Europe	Asia Pacific	Latin America	Canada
Online data	X		X		X	X	X	X
Portfolio management services	X		X	X	X	X	X	X
Analytical services	X	X	X	X	X	X	X	X
Technology services			X		X	X	X	X
Identity verification services	X	X	X		X	X	X	X
Fraud management services	X	X	X		X	X	X	X
Marketing services				X	X	X	X	X
Direct-to-consumer services		X	X		X	X	X	X
Employment and income verification services	X				X	X		X
Talent management	X	X						
Business process outsourcing (BPO)	X	X				X		
Debt collection software, services and analytics					X	X	X	

Each of our operating segments is described more fully below. For the operating revenue, operating income and total assets for each segment, see Note 13 of the Notes to the Consolidated Financial Statements in Item 8 of this report.

Workforce Solutions

Workforce Solutions operates in the U.S. through two business units:

Verification Services. Verification Services include employment, income, educational history, criminal justice data, healthcare professional licensure and sanctions verification services. Our online verification services enable third-party verifiers, including various governmental agencies, mortgage originators, credit card and automotive lenders and pre-employment screeners, to verify the employee's employment status and income information. We also offer an offline manual verification service, which expands employment verification to locate data outside our existing automated database. In addition, Verification Services administers a comprehensive source of incarceration, justice and people-based risk intelligence data.

Employer Services. These services are aimed at reducing the cost of the human resources function of businesses through a broad suite of services, including assisting with employment tax matters designed to reduce the cost of unemployment claims through effective claims representation and management and efficient processing to better manage the tax rate that employers are assessed for unemployment taxes; comprehensive services designed to research the availability of employment-related tax credits (e.g., federal work opportunity tax credits and employee retention credits), and to process the necessary filings and assist the client in obtaining the tax credit; tax form management services (which include initial distribution, reissuance and correction of W-2 and 1095-C forms); I-9 management services designed to help clients electronically comply with the immigration laws that require employers to complete an I-9 form for each new hire; immigration case management services; onboarding services using an online platform to complete the new hire process for employees of corporations and government agencies; and identity theft protection services. In addition, we provide software and services to employers to assist in their compliance with the Affordable Care Act.

The Work Number® is our key employment and income data platform providing a service on behalf of our employer customers to the lenders, government agencies and other customers of our Verification Services business unit. We rely on payroll data received from over four million organizations to provide up-to-date verifications. The updates occur as employers and other data contributors transmit data electronically to Equifax from their payroll systems. Employers provide this data to us so that we can handle verification requests on behalf of each employer. We use this data to provide automated employment and income verification services to verifiers who are lenders, employers/background screeners and government agencies.

The fees we charge for services in these two business units are generally on a per transaction basis. We have not experienced significant turnover in the employer contributors to the platform because we generally do not charge them to add their employment data to The Work Number®, and the verification service we offer relieves them of the administrative burden and expense of responding to third-party employment verification requests while providing them with the assurance that the process is automated and not subject to human interpretation. The Work Number® held about 188 million active and 734 million total (active and historic) employment records at December 31, 2024.

Workforce Solutions has established an income and employment verification service in Canada, Australia and the U.K., known as Verification Exchange. At present, revenues from these services in all three regions mentioned are insignificant.

USIS

USIS provides consumer and commercial information solutions to businesses in the U.S. through three product and service lines, as follows:

Online Information Solutions. Online Information Solutions' products are derived from multiple large and comprehensive databases of consumer and commercial information that we maintain about individual consumers and businesses, including credit history, current credit status, payment history, address and other identity information. Our clients utilize the information and analytical insights we provide to make decisions for a broad range of financial and business purposes, such as whether, and on what terms, to approve auto loans or credit card applications, and whether to allow a consumer or a business to open a new utility or telephone account. In addition, this information is used by our clients for cross-selling additional products to existing customers, improving their underwriting and risk management decisions, and authenticating and verifying consumer and business identities. We also sell consumer and credit information to resellers who may combine our information with other information to provide services to the financial, mortgage, fraud and identity management, and other end-user markets. Our software platforms and analytical capabilities can integrate all types of information, including third-party and client information, to enhance the insights and decisioning process to help further mitigate the risk of granting credit, predict the risk of bankruptcy, indicate the applicant's risk potential for account delinquency, ensure the identity of the consumer and reduce exposure to fraud. Identity verification and fraud management products combine financial and non-financial identity information and activity to provide identity verification and authentication services, to assist customers in assessing the risk of loss due to account takeover, identity theft and chargebacks. These risk management services enable our clients to monitor risks and opportunities and proactively manage their portfolios.

Online Information Solutions' clients access products through a full range of electronic distribution mechanisms, including direct real-time access, which facilitates instant decisions. We also develop and host customized applications that enhance the decision-making process for our clients. These decisioning technology applications assist with a wide variety of decisioning activities, including determining pre-approved offers, cross-selling of various products, determining deposit amounts for telephone and utility companies and verifying the identity of their customers. We have also compiled commercial databases regarding businesses in the U.S., which include loan, credit card, public records and leasing history data, trade accounts receivable performance and Secretary of State and Securities and Exchange Commission registration information. We offer scoring and analytical services that provide additional information to help mitigate the credit risk assumed by our clients.

Online Information Solutions also includes our consumer solutions product suite that gives U.S. consumers information to enable them to understand and monitor their credit and to monitor and help protect their identity. Equifax products offer monitoring features for consumers who are concerned about identity theft, including credit report monitoring from all three credit bureaus, internet scanning, bank account monitoring and lost wallet support. Products may also be available indirectly through relationships with business partners who distribute our products or provide these services to their employees or customers. We also sell consumer credit information to resellers who may combine our information with other information to provide direct-to-consumer monitoring, reports and scores.

Mortgage Solutions. Our Mortgage Solutions products, offered in the U.S., consist of specialized credit reports that combine information from the three major consumer credit reporting agencies (Equifax, Experian and TransUnion) into a single "merged" credit report in an online format, commonly referred to as a tri-merge report. Mortgage lenders use these tri-merge reports in making their mortgage underwriting decisions. Additionally, we offer services designed to alert lenders to changes in a consumer's credit status during the underwriting period and securitized portfolio risk assessment services for evaluating inherent portfolio risk.

Financial Marketing Services. Our Financial Marketing Services products utilize consumer and commercial financial information enabling our clients to more effectively manage their marketing efforts, including targeting and segmentation, to identify and acquire new clients for their products and services; to develop portfolio strategies to minimize risk and maximize profitability; and to realize additional revenue from existing customers through more effective cross-selling of additional products and services. Our products are also utilized by customers to support digital identity verification and fraud detection and protection. These products utilize information derived from consumer and commercial information, including credit, income, asset, liquidity, net worth and spending activity, which also support many of our Online Information Solutions' products. These data assets broaden the understanding of consumer and business financial potential and opportunity, which can further drive high value decisioning and targeting solutions for our clients. We also provide account review services, which assist our clients in managing their existing customers and prescreen services that help our clients identify new opportunities with their customers. Clients for these products primarily include institutions in the banking, brokerage, retail, insurance and mortgage industries, as well as companies primarily focused on digital and interactive marketing.

International

The International operating segment includes our Latin America, Europe, Asia Pacific and Canada business units. These business units offer products that are similar to those available in the USIS operating segment, but with variations by geographic region. In some jurisdictions, data sources tend to rely more heavily on government agencies than in the U.S. We also offer specialized services that help our customers better manage risk in their consumer portfolios. This operating segment's products and services generate revenue in Argentina, Australia, Brazil, Canada, Chile, Costa Rica, Dominican Republic, Ecuador, El Salvador, Honduras, India, Mexico, New Zealand, Paraguay, Peru, Portugal, Spain, the U.K. and Uruguay. We also maintain support operations in Chile, Costa Rica, India and Ireland. We have investments in consumer and/or commercial credit information companies through joint ventures in Brazil, Cambodia, Malaysia and Singapore. We also provide information, technology and services to support debt collections and recovery management in Asia Pacific, Europe, and Latin America.

Latin America. Our Latin America operation provides consumer and commercial information solutions products, marketing products and consumer credit protection products. We offer a full range of products, generated from credit records that we maintain, including credit reporting and scoring, decisioning technology, risk management, identity management, authentication and fraud detection services. Our consumer products are the primary source of revenue in each of the countries in this region in which we operate, with the exception of Mexico where debt management services constitute the core of the business. We also offer various commercial products, which include credit reporting, decisioning tools and risk management services, in the countries we serve. We also provide information, technology and services to support debt collections and recovery management. Additionally, we provide a variety of consumer and commercial marketing products generated from our credit information databases, including business profile analysis, business prospect lists and database management. The countries in this region in which we operate include Argentina, Brazil, Chile, Costa Rica, Dominican Republic, Ecuador, El Salvador, Honduras, Mexico, Paraguay, Peru and Uruguay. We also have an investment in a consumer credit information company through a joint venture in Brazil.

Europe. Our Europe operation provides information solutions, fraud detection services, debt collection services, marketing products, and credit monitoring products to resellers or directly to consumers. Information solutions and fraud products are generated from information that we maintain and include credit reporting, monitoring and scoring, asset information, risk management, identity management and authentication services and fraud detection and modeling services. These products are sold in the U.K. and Spain. Limited marketing products are available in the U.K. and, to a lesser extent, in Spain. We also provide information, technology and services to support debt collections and recovery management in the U.K. and Spain. In the U.K., this includes a contract to provide these services to the U.K. government.

Asia Pacific. Our Asia Pacific operation provides consumer and commercial information solutions products, marketing products, employment verification services and consumer credit protection products. We offer a full range of products, generated from credit records and other data, including credit reporting and scoring, decisioning technology, risk management, identity management, authentication and fraud detection services. Our consumer and commercial products are the primary source of revenue in each of the countries in which we operate and include credit reporting, decisioning tools and risk management services. We also provide information, technology and services to support talent management, as well as debt collections and recovery management. Additionally, we provide a variety of consumer and commercial marketing products generated from information databases, including business profile analysis, business prospect lists and database management. The countries in which we operate include Australia, New Zealand and India, as well as Cambodia, Malaysia and Singapore through joint ventures.

Canada. Similar to the USIS business units, our Canada operation offers products derived from the credit information that we maintain about individual consumers and businesses. We offer many products in Canada, including credit reporting, monitoring and scoring, consumer and commercial marketing, risk management, fraud detection and modeling services, identity management and authentication services, together with certain of our decisioning products that facilitate pre-approved offers of credit and automate a variety of credit decisions. We also offer credit monitoring products to resellers or directly to consumers, as well as commercial credit solutions, which help businesses manage financial and credit risk and gain insights on customers, markets and industry groups using our commercial data assets. We also provide data, technology and services to facilitate the search of land data and process real estate transactions in Canada.

Competition

The market for our products and services is highly competitive and is subject to constant change. Our competitors vary widely in size and in the nature of the products and services they offer. Sources of competition are numerous and include the following:

- Competition in the Verification Services business, for both the U.S. and key International segments of Australia, Canada and the U.K., is highly competitive with low barriers to entry and includes employers who manage verifications in-house, lenders who obtain verifications directly from employers, and numerous online and offline firms that provide verification services. Third parties may also seek to obtain verifications directly from employees by leveraging paper copies of information or by seeking employee credentials to access information systems. Competition in the U.S. Employer Services business is also highly competitive with low barriers to entry and includes in-house management of such services or the outsourcing of one or more of such services to numerous online and offline third-party outsourced providers; human resources consulting firms; human resources management services providers; payroll processors; accounting firms; and hundreds of smaller companies that provide one or multiple offerings that compete with our Employer Services business.

- Competition for our credit information solutions and direct-to-consumer solutions products varies by both application and industry, but generally includes global consumer credit reporting companies that offer a product suite similar to our credit information solutions, providers of personal identity theft protection services and providers offering free credit scores. There are also a large number of competitors who offer competing products in specialized areas (such as fraud prevention, risk management and application processing and decisioning solutions) and software companies offering credit modeling services or analytical tools. We believe our product provides the greatest value for customers given our decisioning technology and the features and functionality of our analytical capabilities. We emphasize our improved decision making and product quality while remaining competitive on price.

- Competition for our commercial solutions products primarily includes companies providing commercial credit reports, credit marketing and other business insights and analytics, including providers of these services in the international markets we serve.

- Competition for our debt collection and recovery management software, services and analytics is spread across a number of providers. We believe that the breadth and depth of our offering enables our clients to develop a more current and comprehensive view of consumers. In the category of platforms and analytics, we compete with entities that deploy collections platforms, account management systems or recovery solutions.

While we believe that none of our competitors offers the same mix of products and services as we do, we have strong competition in every category and certain competitors may have a larger share of particular geographic or product markets or operate in geographic areas where we do not currently have a presence.

We assess the principal competitive factors affecting our markets to include: our ability to protect information and systems; product attributes such as quality, depth, coverage, adaptability, scalability, interoperability, functionality and ease of use; product price; technical performance including system response time and availability; access to unique proprietary data tools; quickness of response, flexibility and client services and support; effectiveness of sales and marketing efforts; existing market penetration; proprietary technology; and new product innovation.

Technology and Intellectual Property

We rely on various intellectual property laws, confidentiality procedures and contractual provisions to protect strategic or valuable intellectual property developed in connection with our business. We register, and apply for registration of, certain intellectual property in the U.S. and several foreign countries under applicable patent laws. We also register and rely on common law rights, where applicable, to protect trademarks, service marks, logos and internet domain names in the U.S. and in many foreign countries, the most important of which include "Equifax," "The Work Number," "Interconnect," "Equifax Ignite," and variations thereof. These marks are used in connection with many of our product lines and services. Our intellectual property rights are generally important to our operations and competitive position, but no single intellectual property right or group of intellectual property rights is solely responsible for protecting our businesses. Certain Company trademarks, including the "Equifax" trademark, contribute to the success of our business, and their loss could have a significant negative impact on us.

We license other companies to use certain data, software and other technology and intellectual property rights we own or control, primarily as core components of our products and services, on terms that are consistent with customary industry standards and that are designed to protect our interest in our intellectual property. Other companies license us to use certain data, technology and other intellectual property rights they own or control. For example, we license credit-scoring algorithms and the right to sell credit scores derived from those algorithms from third parties for a fee. We do not hold any franchises or concessions that are material to our business or results of operations.

Governmental Regulation

We are subject to a number of U.S. federal, state, local and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve consumer reporting, privacy and consumer protection, data protection, intellectual property, competition, anti-corruption, anti-bribery, anti-money laundering, employment, health, taxation or other subjects. In particular, we are subject to U.S. federal, state, local and foreign laws regarding the collection, protection, dissemination and use of personal information we collect, process or otherwise have in our possession. Failure to satisfy those legal and regulatory requirements, or the adoption of new laws or regulations, could have a significant negative impact on our results of operations, financial condition or liquidity.

U.S. federal, state, local and foreign laws and regulations are evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain. These laws are enforced by federal, state and local regulatory agencies in the jurisdictions where we operate, and in some instances also through private civil litigation. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning consumer and data protection that could affect us.

Summary of U.S. Regulations Relating to Consumer and Data Protection

Our U.S. operations are subject to numerous laws and regulations that govern the collection, protection and use of consumer credit and other information and impose penalties for the misuse of such information or unauthorized access to data. Many of these laws and regulations also affect our customers' use of consumer credit or other data that we license. Examples of the most significant U.S. laws include, but are not limited to, the following:

Federal Laws and Regulation

- **FCRA**. The Fair Credit Reporting Act ("FCRA") regulates consumer reporting agencies, including many of our U.S. operations, as well as data furnishers and users of consumer reports such as banks and other companies. FCRA provisions govern the accuracy, fairness and privacy of information in the files of consumer reporting agencies ("CRAs") that engage in the practice of assembling or evaluating certain information relating to consumers for certain specified purposes. Among other requirements, the FCRA limits the type of information that may be reported by CRAs, limits the distribution and use of consumer reports and establishes consumer rights to access, freeze and dispute information in the consumer's files. CRAs are required to follow reasonable procedures to assure maximum possible accuracy of the information concerning the individual about whom the report relates and if a consumer disputes the accuracy of any information in the consumer's file, to conduct a reasonable reinvestigation. The Consumer Financial Protection Bureau ("CFPB") is the primary regulator that enforces and provides regulatory guidance related to the FCRA in the United States. CRAs are required to comply with regulations promulgated by the CFPB and are subject to regular supervisory engagements related to a variety of FCRA requirements. Violation of the FCRA can result in civil and criminal penalties. The FCRA contains an attorney fee shifting provision to provide an incentive for consumers to bring individual or class action lawsuits against a CRA for violations of the FCRA. The United States Federal Trade Commission ("FTC") and state attorneys general may also enforce the requirements of the FCRA.

- **Dodd-Frank Act.** Title X of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") created the CFPB. The Dodd-Frank Act provides the CFPB with examination and supervisory authority over CRAs, including us. The Dodd-Frank Act prohibits unfair, deceptive or abusive acts or practices ("UDAAP") with respect to consumer financial services practices and provides the CFPB with enforcement authority to enforce those provisions. Among other areas, the CFPB's UDAAP authority extends to the security measures we employ to safeguard the personal data of consumers. Allegations that we failed to safeguard or handle such data in a compliant manner may subject us to CFPB enforcement action. The CFPB may pursue administrative proceedings or litigation to enforce the laws and rules subject to its jurisdiction. In these proceedings, the CFPB can obtain cease and desist orders, which can include orders for restitution to consumers or rescission of contracts, as well as other types of affirmative relief and monetary penalties ranging from $5,000 per day for ordinary violations and up to $1 million per day for known violations. Also, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions in certain circumstances for the kind of cease and desist orders available to the CFPB (but not for civil penalties).

- **FTC Act.** The Federal Trade Commission Act ("FTC Act") prohibits unfair methods of competition and unfair or deceptive acts or practices. Under the FTC Act, the FTC's jurisdiction includes the ability to bring enforcement actions based on the security measures we employ to safeguard the personal data of consumers. Allegations that we failed to safeguard or handle such data in a reasonable manner may subject us to regulatory scrutiny or enforcement action. There is no private right of action under the FTC Act.

- **GLBA.** The Financial Services Modernization Act of 1999, or Gramm-Leach-Bliley Act ("GLBA"), regulates, among other things, the use of non-public personal information of consumers that is held by financial institutions, including us. We are subject to various GLBA provisions, including rules relating to the use or disclosure of the underlying data and rules relating to the physical, administrative and technological protection of non-public personal financial information. Breach of the GLBA can result in civil and/or criminal liability and sanctions by regulatory authorities. Regulatory enforcement of the GLBA is under the purview of the FTC, the CFPB, the federal prudential banking regulators, the SEC and state attorneys general, acting alone or in concert with each other.

- **CROA.** The Credit Repair Organizations Act ("CROA") regulates companies that claim to be able to assist consumers in improving their credit standing. There have been efforts to apply the CROA to credit monitoring services offered by CRAs and others. The CROA allows for a private right of action. Consumers can sue to recover the greater of the amount paid or actual damages, punitive damages, costs, and attorney's fees for violations of the CROA.

State Laws and Regulations Relating to Consumer and Data Protection

- A number of states have enacted requirements similar to the federal FCRA. Some of these state laws impose additional, or more stringent, requirements than the FCRA, especially in connection with investigations and responses to reported inaccuracies in consumer reports. The FCRA preempts some of these state laws, but the scope of preemption continues to be defined by the courts. The state of Vermont is grandfathered under the original FCRA requirements and thus we are subject to additional requirements to comply with Vermont law.

- All fifty states have adopted versions of data security breach laws that require notification to affected consumers and potentially regulators or law enforcement authorities in the event of a breach of personal information. A subset of these laws and other state laws require the implementation of data security measures as well. State attorneys general can enforce such state laws and can seek equitable as well as monetary remedies and in some cases private rights of action are permitted by such laws.

- The New York State Department of Financial Services ("NYDFS") has enacted extensive regulatory requirements applicable to CRAs that require registration with that agency, prohibit unfair and deceptive consumer practices and require compliance with significant portions of the NYDFS cybersecurity rules.

- We or certain of our operations are also subject to and affected by new and evolving state privacy and data security laws such as data broker registration requirements in California and Vermont, and the California Consumer Privacy Act ("CCPA"). The CCPA, as amended by the California Privacy Rights Act, imposes additional data privacy requirements on many businesses operating in the state. The CCPA expansively defines "personal information" and imposes new notice requirements relating to the collection, use and sharing of personal information. It provides consumers with extensive rights, including the right to access the categories and specific pieces of personal information businesses collect, the right to request businesses delete information, and the right to opt-out of "sales" of personal information with sales being defined under the CCPA to include monetary and non-monetary valuable consideration. The CCPA also contains a private right of action in the event that a business suffers a security breach that was due to unreasonable security measures. We may also become subject to and affected by newly enacted state privacy laws similar to the CCPA, such as laws in effect in Colorado, Connecticut, Delaware, Florida, Iowa, Montana, Nebraska, New Hampshire, New Jersey, Oregon, Texas, Utah and Virginia, as well as enacted laws in states such as Indiana, Kentucky, Maryland, Minnesota, Rhode Island and Tennessee that become effective throughout 2025 and 2026. A number of other state legislatures, including New York and Washington, have introduced comprehensive data privacy legislation modeled after, and which contain certain elements of, the CCPA, other state consumer privacy laws, or the European Union's General Data Protection Regulation ("GDPR"), which is an extremely broad privacy law.

Additional state legislatures are expected to consider similar legislation in 2025. If enacted, such laws may contain variations and impose new compliance risks and obligations on us.

- State banking and financial services regulatory agencies have asserted either express or implied authority under applicable state laws to examine us as a third-party service provider to financial institutions, and in certain cases to bring enforcement actions against us. Generally, such examinations, and related enforcement actions, are focused on assessing our safety and soundness in support of financial institutions we serve. In 2018, we entered into a consent order with certain state banking regulators in response to their multi-state review of our information security program. This consent order obligated us to, among other things, make certain changes to our corporate governance and information security practices.

- We are also subject to federal and state laws that are generally applicable to any U.S. business with national or international operations, such as antitrust laws, the Foreign Corrupt Practices Act, the Americans with Disabilities Act, state unfair or deceptive practices acts and various employment laws. We continuously monitor legislative and regulatory activities that involve credit reporting, data privacy, security and other relevant issues to identify issues in order to remain in compliance with all applicable laws and regulations.

Summary of International Regulations Relating to Consumer and Data Protection

We are subject to various data protection, privacy and consumer credit laws and regulations in the foreign countries where we operate. Examples of the most significant of these laws include, but are not limited to, the following:

- **In the U.K.**, we are subject to a regulatory framework that provides for regulation by the Financial Conduct Authority (the "FCA"). The FCA focuses on consumer protection, the integrity of the U.K. financial system, and effective competition in the interests of consumers. The FCA has significant powers, including the power to regulate conduct related to the marketing of financial products, to specify minimum standards and to place requirements on products, impose unlimited fines, and to investigate organizations and individuals. In addition, the FCA is able to ban financial products for up to a year while considering an indefinite ban; it has the power to instruct firms to immediately retract or modify promotions which it finds to be misleading, and to publish such decisions. Our core credit reporting and debt collections services and recovery management businesses in the U.K. are subject to FCA supervision. In addition to regulation by the FCA, we are also subject to regulation by the U.K. Information Commissioner's Office, which focuses on upholding information rights in the public interest and the protection of data privacy for individuals.

  In the U.K., we are subject to provisions that are broadly equivalent to the European Union's General Data Protection Regulation (described below). These equivalent provisions were adopted into U.K. laws following the end of the transition period that followed the U.K.'s exit from the EU.

- **In Europe**, we are subject to the EU's GDPR, which is an extremely broad and sweeping privacy law. The GDPR establishes multiple privacy and data protection requirements that are more specific and comprehensive than those of the U.S. and most other countries where Equifax operates. In addition, the GDPR includes data breach notification requirements and it establishes the ability of regulators to pursue substantial penalties for non-compliance. In addition to the GDPR, each EU member state may include specific requirements regarding personal data breaches in its local data protection regulations.

- **In Canada**, federal and provincial laws govern how we collect, use or disclose personal information in the course of our commercial activities. Federally, the Personal Information Protection and Electronic Documents Act ("PIPEDA") governs the collection, use and disclosure of personal information by organizations in the private sector. Businesses must follow the fair information principles set forth in PIPEDA to protect personal information, including: accountability, identifying purposes, consent, limiting collection, limiting use, disclosure and retention, accuracy, safeguards, openness, individual access and compliance. It sets out specific obligations with respect to accountability and identifying purposes, consent, collection, use, disclosure, retention, accuracy, safeguards, personal data breach reporting, individual access and compliance. Alberta, British Columbia and Quebec privacy legislation sets out similar privacy laws and rules that apply to our Canadian business. The federal and provincial privacy regulators have powers of investigation and intervention, and provisions of Canadian law regarding civil liability apply in the event of unlawful processing which is prejudicial to the persons concerned. Canada also has specific credit reporting legislation that is regulated at a provincial level. At present, each province has credit reporting legislation, with the exception of the territories (Northwest Territories, Yukon, and Nunavut). Generally speaking, the legislation regulates the contents of credit files, the length of time information can be included on a credit file, who can receive credit reports and consumer rights pertaining to the maintenance of credit reports.

- **In Latin America,** data protection and credit reporting laws and regulations vary considerably among Latin American countries. Some countries, such as El Salvador, Paraguay, Chile and Honduras, establish a constitutional right to privacy without general data protection standards or a data protection authority. These countries, however, have laws that govern the functioning of credit bureaus. Other countries, such as Argentina, Uruguay, Peru, Costa Rica, Mexico and most recently Brazil have enacted comprehensive data protection legislation similar to the EU's GDPR. The EU recognizes Argentina and Uruguay as having adequate levels of protection for personal data transfers and processing.

- **In Australia,** we are subject to regulatory oversight by various agencies. The Office of the Australian Information Commissioner ("OAIC") is the regulator with direct responsibility for administering the Australian Privacy Principles (which relate to the collection, holding, use and disclosure of personal information) and Part IIIA of the Privacy Act 1988 (which regulates credit reporting). The OAIC can investigate a complaint, conduct its own investigations, resolve/make binding determinations and seek civil penalties. Our credit reporting business, Equifax Information Services and Solutions, is a member of an external dispute resolution scheme, the Australian Financial Complaints Authority, which has been approved by the OAIC to handle privacy and credit reporting complaints and make binding determinations. The OAIC can register codes of practice under the Privacy Act 1988, and has registered the Privacy (Credit Reporting) Code 2024. The Australian Competition and Consumer Commission ("ACCC") is the regulator responsible for administering and enforcing the Competition and Consumer Act 2010 and related legislation concerning consumer protection and competition. The ACCC has the authority to use a range of actions to ensure compliance with the law, including investigative powers and the ability to seek penalties through litigation and other formal enforcement means. The ACCC also administers Consumer Data Right legislation, which mandates the supply by banks of comprehensive credit information to credit reporting bodies, including Equifax. The Australian Retail Credit Association is a credit and credit reporting industry self-regulatory body, which administers principles and standards for the exchange of credit data between industry participants. Equifax Australasia Credit Ratings Pty Limited (formerly named Corporate Scorecard Pty Limited, one of our Australian subsidiaries) holds an Australia Financial Services License, which allows it to provide general advice to wholesale clients by issuing a credit rating, and has been approved in New Zealand as a rating agency by the Reserve Bank of New Zealand under section 86 of the Non-Bank Deposit Takers Act 2013 (NZ). The Australian Securities and Investments Commission regulates corporations and has authority to investigate, prosecute, ban individuals and to seek civil penalties.

- **In New Zealand,** the regulatory framework provides for primary regulation under the Privacy Act 2020. The Office of the Privacy Commissioner ("OPC") investigates complaints relating to the collection, use, holding and disclosure of personal information, both credit-related and non-credit related. The OPC can make a finding that there has been an interference with privacy but cannot impose civil penalties for this. In extreme cases where there has been an interference with privacy, it can refer these cases to the Director of Human Rights for determination in the Human Rights Review Tribunal. The OPC can issue practice codes under the Privacy Act 2020 and has issued and subsequently amended the Credit Reporting Privacy Code 2020. The Privacy Act 2020 contains mandatory data breach reporting. The Retail Credit Association of New Zealand is an industry association which addresses reciprocity of data issues relating to comprehensive credit reporting and data standards.

- **In India**, various legislation including the Information Technology Act of 2000 and rules framed thereunder and the Credit Information Companies (Regulation) Act of 2005 and rules and regulations framed thereunder, establishes a federal data protection framework. Entities that collect and maintain personal data and/or credit information must ensure that it is complete, accurate and safeguarded, and must adopt certain privacy principles with respect to collecting, processing, preserving, sharing and using such data and/or credit information. India enacted a new privacy law, The Digital Personal Data Protection Act, 2023 ("DPDP Act"), in August 2023. If it becomes effective, the DPDP Act would provide greater protection to individuals' personal data in digital form. The DPDP Act will become effective at a future date or dates to be determined by the Indian Central Government. In January 2025, the Central Government published draft Digital Personal Data Protection Rules, 2025, which would supplement the DPDP Act. Our Indian business is also subject to regulation by the Reserve Bank of India, which is India's central banking institution.

Summary of Regulations Affecting our Employer Services Business

The Employer Services business unit within our Workforce Solutions business segment helps employers comply with various regulatory frameworks applicable to employers in the United States. As a result, changes to those regulatory frameworks could impact the services we provide. For instance, if the federal government or a state government mandates the use of E-Verify or changes the requirements for individuals to work in the U.S., our I-9 service may be impacted. In addition, if the federal government changes the employer mandate or tax form requirements of the Affordable Care Act, our Affordable Care Act Management Service may be impacted. The Unemployment Cost Management service could be impacted if a state government changes the requirements for employers to process and/or protest unemployment claims. The Tax Management Services business within our Employer Services business is potentially impacted by changes in renewal or non-renewal of U.S. federal and state tax laws or interpretations, for example, those pertaining to work opportunity tax credits and unemployment compensation claims.

Human Resources

Our People

Equifax employed approximately 14,700 employees in 22 countries as of December 31, 2024. Our global employee base consisted of approximately 3,100 employees in our Workforce Solutions business unit, 2,500 employees in our USIS business unit, 4,500 employees in our International business unit and 4,600 employees in our corporate Centers of Excellence, which include our support centers in Chile, Costa Rica, India and Ireland. In 2024, we hired approximately 2,200 new employees and promoted approximately 1,900 employees as we continue to grow and transform our businesses around the world.

Forward-Looking Statements

This report contains information that may constitute "forward-looking statements." Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will," "may" and similar expressions identify forward-looking statements, which generally are not historical in nature. All statements that address future operating performance and events or developments that we expect or anticipate will occur in the future, including statements relating to future operating results, improvements in our information technology and data security infrastructure, including as a part of our cloud technology transformation, our strategy, the expected financial and operational benefits, synergies and growth from our acquisitions, changes in U.S. and worldwide economic conditions, such as changes in interest rates and inflation, that materially impact consumer spending, home prices, investment values, consumer debt, unemployment rates and the demand for Equifax's products and services, our culture, our ability to innovate, the market acceptance of new products and services and similar statements about our business plans are forward-looking statements. Management believes that these forward-looking statements are reasonable as and when made. However, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Company's historical experience and our present expectations or projections, including without limitation our expectations regarding the Company's outlook, long-term organic and inorganic growth, and customer acceptance of our business solutions referenced above under "Item 1. Business" and below in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Business Overview." These risks and uncertainties include, but are not limited to, those described below in "Item 1A. Risk Factors," and elsewhere in this report and those described from time to time in our future reports filed with the United States Securities and Exchange Commission ("SEC"). As a result of such risks and uncertainties, we urge you not to place undue reliance on any such forward-looking statements. Forward-looking statements speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Available Information

Detailed information about us is contained in our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other reports, and amendments to those reports, that we file with, or furnish to, the SEC. These reports are available free of charge at our website, www.equifax.com, as soon as reasonably practicable after we electronically file such reports with or furnish such reports to the SEC. However, our website and any contents thereof should not be considered to be incorporated by reference into this document. We will furnish copies of such reports free of charge upon written request to Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia, 30302. These reports are also available at www.sec.gov.

ITEM 1A. RISK FACTORS

All of the risks and uncertainties described below and the other information included in this Form 10-K should be considered and read carefully. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. This Form 10-K also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Technology and Data Security Risks

Security breaches and other disruptions to our information technology infrastructure could compromise Company, consumer and customer information, interfere with our operations, cause us to incur significant costs for remediation and enhancement of our IT systems and expose us to legal liability, all of which could have a substantial negative impact on our business and reputation.

We are a global data, analytics and technology company. In the ordinary course of business, we collect, process, transmit and store sensitive data, including intellectual property, proprietary business information and personal information of consumers, employees and strategic partners. The secure operation of our information technology networks and systems, and of the processing and maintenance of this information, is critical to our business operations and strategy. Because our products and services involve the storage and transmission of personal information of consumers, we are routinely the target of attempted cyber and other security threats by outside third parties, including technically sophisticated and well-resourced bad actors attempting to access or steal the data we store. Additionally, we could experience service disruptions or a loss of access to critical data or systems due to ransomware or other destructive attacks. Insider or employee cyber and security threats are also a significant concern for all companies, including ours. Despite our substantial investment in physical and technological security measures, employee training and contractual precautions, our information technology networks and infrastructure (or those of our third-party vendors and other service providers) are potentially vulnerable to unauthorized access to data, loss of access to systems or breaches of confidential information due to criminal conduct, attacks by hackers, employee or insider malfeasance and/or human error.

The techniques used to obtain unauthorized access, disable or degrade service or sabotage systems are constantly evolving and often are not recognized until launched against a target, or even some time after. We may be unable to anticipate these techniques, implement adequate preventative measures or remediate any intrusion on a timely or effective basis even if our security measures are appropriate, reasonable and/or comply with applicable legal requirements. Certain efforts may be state-sponsored and supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Further, the transition of our applications and systems infrastructure to cloud-based technologies may expose us to additional cyber threats, as most of our data has migrated from legacy Equifax systems to cloud-based solutions hosted by third parties. Although we have developed systems and processes that are designed to protect our data and customer data and to prevent data loss and other security breaches, and expect to continue to expend significant additional resources to bolster these protections, these security measures cannot provide absolute security.

We previously experienced a material cybersecurity incident in 2017 and if we experience additional breaches of our security measures, including from incidents that we fail to detect for a period of time, sensitive data may be accessed, stolen, disclosed or lost. Any such access, disclosure or other loss of information could subject us to business interruption, significant litigation, regulatory fines or penalties, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations. While we maintain cybersecurity insurance, we cannot ensure that our insurance policies in the future will be adequate to cover losses from any security breaches.

Security breaches and attacks (including those that impact our third-party vendors and other service providers) and the adverse publicity that may follow, can have a negative impact on our reputation and our relationship with our customers. For example, our reputation with consumers and other stakeholders and our customer relationships were damaged following the cybersecurity incident in 2017, resulting in a negative impact on our revenue for a period of time. If we experience another material cybersecurity incident or are otherwise unable to demonstrate the security of our systems and the data we maintain and retain the trust of our customers, consumers and data suppliers, we could experience a substantial negative impact on our business.

If we fail to achieve and maintain key industry or technical certifications, our customers and business partners may stop doing business with us and we may not be able to win new business, which would negatively affect our revenue.

We are required by customers and business partners to obtain various industry or technical certifications. Such certifications are critical to our business because certain of our current and potential customers and the contracts governing certain customer relationships, as well as certain of our data suppliers, require us to maintain them as a requirement of doing business. For example, as a result of a prior material cybersecurity incident, we lost certain key certifications which caused certain customers and business partners to stop or pause doing business with us and temporarily limited our ability to win new business. We had to spend significant resources on remediation activities in order to obtain these key re-certifications. If we fail to achieve or maintain key industry or technical certifications as a result of another cybersecurity incident or for other reasons, customers and business partners may stop doing business with us and we may not be able to win new business, which would negatively affect our revenue.

Strategy and Market Demand Risks

The failure to realize the anticipated benefits of our technology transformation could adversely impact our business and financial results.

We are in the final stages of migrating the vast majority of our applications and systems infrastructure from legacy on-premises systems to cloud-based solutions hosted by third parties. We expect that our cloud technology transformation will significantly increase our efficiency and productivity, improve the stability and functionality of our products and services, and decrease the cost of our overall systems infrastructure, all of which we expect will drive growth and have a positive effect on our business, competitive position and results of operations. This initiative has been a major undertaking as we have replaced most of our previous operating systems with cloud-based systems. This complex, multifaceted and extensive initiative has been expensive and has caused, and may cause in the future, unanticipated problems and expenses. If we are unable to complete the remaining migrations or, if our new cloud-based systems do not operate as expected, we may have to incur significant additional costs to make modifications and could lose customers and we may suffer reputational harm as a result.

We cannot assure you that our technology transformation will be beneficial to the extent, or within the timeframes expected, or that the estimated efficiency, cost savings and other improvements will be realized as anticipated or at all. Market acceptance of cloud-based offerings is affected by a variety of factors, including information security, reliability, performance, the sufficiency of technological infrastructure to support our products and services in certain geographies, customer and data provider concerns with entrusting a third party to store and manage its data as well as the customer's ability to access this data once a contract has expired, and consumer concerns regarding data privacy and the enactment of laws or regulations that restrict our ability to provide such services to customers. If we are unable to correctly respond to these issues, we may experience business disruptions, damage to our reputation, negative publicity, diminished customer trust and relationships and other adverse effects on our business. Even if the anticipated benefits and savings of our technology transformation are substantially realized, there may be consequences, internal control issues or business impacts that were not expected. We have made significant investments in our technology transformation, and if we were to change cloud-based service providers, we may incur additional costs in connection with a transition.

The loss of access to credit, employment, financial and other data from external sources could harm our ability to provide our products and services.

We rely extensively on data from external sources to maintain our proprietary and non-proprietary databases, including data received from customers, licensors, furnishers, strategic partners and various government and public record sources. This data includes the widespread and voluntary contribution of credit data from most lenders in the U.S. and many other markets as well as the contribution of data under proprietary contractual agreements, such as employers' contribution of employment and income data to The Work Number® and telecommunications, cable and utility companies' contribution of payment and fraud data to the National Cable, Telecommunications and Utility Exchange (NCTUE). For a variety of reasons, including concerns of data furnishers arising out of legislatively or judicially imposed restrictions on use, security breaches or competitive reasons, our data sources could withdraw, delay receipt of or increase the cost of the data they provide to us. Where we currently have exclusive use of data, the providers of the data sources could elect to make the information available to competitors. We also compete with several of our third-party data suppliers. If a substantial number of data sources or certain key data sources were to withdraw or be unable to provide their data, if we were to lose access to data due to government regulation, if we lose our right to the use of data, or if the collection, disclosure or use of data becomes uneconomical, our ability to provide products and services to our customers could be adversely affected, which could result in decreased revenue, net income and earnings per share and reputational loss. There can be no assurance that we would be able to obtain data from alternative sources if our current sources become unavailable.

Negative changes in general economic conditions, including interest rates, the level of inflation, unemployment rates, income, home prices, investment values and consumer confidence, could adversely affect us.

Our customers, and therefore our business and revenues, are sensitive to negative changes in general economic conditions, including the demand and availability of affordable credit and capital, the level and volatility of interest rates, the level of inflation, employment levels, consumer confidence, and housing demand, both inside and outside the United States. Business customers use our credit information and related analytical services and data to process applications for new credit cards, automobile loans, home and equity loans and other consumer loans, and to manage their existing credit relationships. Demand for our services tends to be correlated to general levels of economic activity and to consumer credit activity, which can be impacted by changes in interest rates and the level of inflation. Banks' and other lenders' willingness to extend credit are adversely affected by elevated consumer delinquency and loan losses in a weak economy. Consumer demand for credit (i.e., rates of spending and levels of indebtedness) also tends to grow more slowly or decline during periods of economic contraction or slow economic growth.

Our customer base generally suffers when financial markets experience volatility, illiquidity and disruption, and the potential for disruptions going forward presents considerable risks to our business and revenue. High or rising rates of unemployment and interest, declines in income, home prices or investment values, lower consumer confidence and reduced access to credit adversely affect demand for many of our products and services, and consequently our revenue and results of operations, as consumers may postpone or reduce their spending and use of credit, and lenders may reduce the amount of credit offered or available. Conversely, certain of our businesses, such as our unemployment claims management business within the Workforce Solutions segment, are countercyclical and may experience negative impacts on revenue and operating profit during periods of improving economic conditions or lower unemployment.

We expect U.S. mortgage credit activity in 2025 to be below the levels of activity seen in 2024. Any weakening in the U.S. mortgage market resulting in a significant reduction in mortgage originations could have a corresponding negative impact on revenue and operating profit for our business, primarily within the Workforce Solutions and USIS operating segments. To the extent inflation results in higher interest rates and has other adverse effects upon the securities markets and upon the value of financial instruments, it may adversely affect our financial position and profitability.

Our markets are highly competitive and new product introductions and pricing strategies being offered by our competitors could decrease our sales and market share or require us to enhance our products and services or reduce our prices in a manner that reduces our revenue and operating margins.

We operate in a number of geographic, product and service markets that are highly competitive. Competitors may develop products and services that are superior to or that achieve greater market acceptance than our products and services. New competitors may choose to enter and compete in our markets, or existing competitors may choose to introduce new products and enter markets that we serve and that they do not currently serve. The size of our competitors varies across market segments, as do the resources we have allocated to the segments we target. Therefore, some of our competitors may have significantly greater financial, technical, marketing or other resources than we do in one or more of our market segments, or overall. As a result, our competitors may be in a position to respond more quickly than we can to new or emerging technologies and changes in customer requirements, or may devote greater resources than we can to the development, enhancement, promotion, sale and support of products and services, or some of our customers may develop products of their own that replace the products they currently purchase from us, which would result in lower revenue. In addition, many of our competitors have extensive consumer relationships, including relationships with our current and potential customers. Moreover, new competitors or alliances among our competitors may emerge and potentially reduce our market share, revenue or margins.

We also license our information to competing firms, and license information from certain of our competitors, in order to sell "tri-bureau" and other products, most notably into the U.S. mortgage market. Changes in prices between competitors for this information and/or changes in the design or sale of tri-bureau versus single or dual bureau product offerings may affect our revenue or profitability.

Some of our competitors sell products that compete with ours at lower prices by accepting lower margins and profitability, or may be able to sell products competitive to ours at lower prices, individually or as a part of integrated suites, given proprietary ownership of data, technological superiority or economies of scale. Price reductions by our competitors could negatively impact our revenue and operating margins and results of operations and could also harm our ability to obtain new customers on favorable terms. Historically, certain of our key products have experienced declines in per unit pricing due to competitive factors and customer demand. If we were unable to respond quickly enough to changes in competition or customer demand we could experience reductions in our operating margins.

If our relationships with key customers and business partners are materially diminished or terminated, our business could suffer.

We have long-standing relationships with a number of our customers and business partners, many of whom could unilaterally terminate their relationship with us or materially reduce the amount of business they conduct with us at any time. Many of our material customer agreements can be terminated by the customer for convenience on limited advance written notice, which provides our customers with the opportunity to renegotiate their contracts with us or to award more business to our competitors. There is no guarantee that we will be able to retain or renew existing agreements, maintain relationships with any of our customers or business partners on acceptable terms or at all, or collect amounts owed to us from insolvent customers or business partners. The loss of one or more of our major customers or business partners could adversely affect our business, financial condition and results of operations.

If we do not introduce successful new products, services and analytical capabilities in a timely manner, or if the market does not adopt our new services, or if new technologies are introduced by competitors that are more effective or at lower costs than ours, our competitiveness and operating results will suffer.

We generally sell our products in industries that are characterized by rapid technological changes, including the introduction of new innovative technologies, frequent new product and service introductions and changing industry standards. In addition, certain of the markets in which we operate are seasonal and cyclical. Without the timely introduction of new technologies, products, services and enhancements, our products and services will become technologically or commercially obsolete over time, in which case our revenue and operating results would suffer. The success of our new products and services will depend on several factors, including our ability to: (i) properly identify customer needs; (ii) innovate and develop new technologies, services and applications; (iii) successfully commercialize new technologies in a timely manner; (iv) produce and deliver our products in sufficient volumes on time; (v) differentiate our offerings from competitor offerings; (vi) price our products competitively; (vii) anticipate our competitors' development of new products, services or technological innovations; and (viii) control product quality in our product development process. Our resources have to be committed to any new products and services before knowing whether the market will adopt the new offerings.

We may face risks associated with our use of certain artificial intelligence and machine learning models and systems.

We use artificial intelligence and machine learning models in the development of some of our products and artificial intelligence systems to support the deployment of new applications and to improve the efficiency of our business operations. For new products, the models that we use are developed or trained using various data sets. If the models are incorrectly designed, if the data we use to train them is incomplete, inadequate or biased in some way, or if we do not have sufficient rights to use the data on which our models rely, the performance of our products and business, as well as our reputation, could suffer or we could incur liability through the violation of laws, third-party privacy or other rights, or contracts to which we are a party. Similarly, if the artificial intelligence systems used for deploying new applications or improving operational processes are incorrectly configured, if the data we use to train them is incomplete or inadequate, or if sufficient testing is not completed, the performance of our business operations, as well as our reputation, could suffer.

We continuously invest in new technologies. If we implement new technology that includes artificial intelligence, we may introduce incremental risks in our environment if these technologies are incorrectly configured or implemented, if the data we use to prompt them is incomplete, inadequate or biased in some way, or if the outputs are not sufficiently reviewed for reliability and validity.

Our use of artificial intelligence could lead to new or enhanced governmental or regulatory scrutiny, litigation or other legal liability, ethical concerns, negative consumer and customer impacts, and negative perceptions of artificial intelligence generally, all of which could adversely affect our business, reputation or financial results. In particular, our use of artificial intelligence in credit decisioning could lead to enhanced scrutiny. Further, our competitors or other third parties may incorporate artificial intelligence into their products and business operations more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations.

The demand for some of our products and services may be negatively impacted to the extent the availability of free or less expensive consumer information increases.

Public or commercial sources of free or relatively inexpensive consumer credit, credit score and other information have become increasingly available, including sources that utilize artificial intelligence or machine learning, and this trend is expected to continue. Free sources of consumer employment and income information, such as paystubs, have always existed and could impact demand for our products and services in the event that customers determine such data is sufficient to meet their needs. In addition, governmental agencies in particular have increased the amount of information to which they provide free public access and these or other sources of free or relatively inexpensive consumer information from competitors or other commercial sources may reduce demand for our services. In recent years, there also has been an increase in companies offering free or low-cost direct-to-consumer credit services (such as credit scores, reports and monitoring) as part of alternative business models that use such services as a means to introduce consumers to other products and services. To the extent that our customers choose not to obtain services from us and instead rely on information obtained at no cost or relatively inexpensively from these other sources, our business, financial condition and results of operations may be adversely affected.

We rely, in part, on acquisitions, joint ventures and other alliances to grow our business and expand our geographic reach. The acquisition, integration or divestiture of businesses by us may not produce the expected financial or operating results or IT and data security profile we expect. In addition, if we are unable to make acquisitions or successfully develop and maintain joint ventures and other alliances, our growth may be adversely impacted.

Historically, we have relied, in part, on acquisitions, joint ventures and other alliances to grow our business. Any transaction we do complete may not be on favorable terms, may involve greater-than-expected liabilities and expenses, potential impairments of tangible and intangible assets or significant write-offs, and the expected benefits, synergies, revenue and growth from these initiatives may not materialize as planned. We may have difficulty assimilating new businesses and their products, services, technologies, IT systems and personnel into our operations. IT and data security profiles of acquired companies may not meet our technological standards and may take longer to integrate and remediate than planned. This may result in significantly greater transaction, remediation and integration costs for future acquisitions than we have experienced historically, or it could mean that we will not pursue certain acquisitions where the costs of integration and remediation are too significant. We may also have difficulty integrating and operating businesses in geographies and markets or market segments where we do not currently have a significant presence, and acquisitions of businesses having a significant presence outside of the U.S. will increase our exposure to risks of conducting operations in international markets. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results and financial condition.

Despite our past experience, opportunities to grow our business through acquisitions, joint ventures and other alliances may not be available to us in the future. In addition, our focus on data security and our transition to cloud-based technologies may limit our ability to identify and complete acquisitions as our stringent technological criteria and standards for acquisition candidates may continue to increase.

If our government contracts are terminated, if we are suspended from government work, or if our ability to compete for new contracts is adversely affected, our business could suffer.

We derive a meaningful portion of our revenue from direct and indirect sales to U.S. federal, state and local governments, as well as foreign governments, and their respective agencies. Such contracts are subject to various procurement laws and regulations, and contract provisions relating to their formation, administration and performance. Failure to comply with these laws, regulations or provisions in our government contracts could result in the imposition of various civil and criminal penalties, termination or non-renewal of contracts, forfeiture of profits, suspension of payments or suspension of future government contracting. A number of our government contracts receive enhanced scrutiny and media attention due to the sensitive nature of the data we handle and due to the importance of the government programs we support. If we experience another material cybersecurity incident, if public or legislative scrutiny and pressure leads to reduced use of data by government agencies, or if we experience uptime issues or performance problems, our ability to maintain existing or acquire new government contracts may be substantially impacted.

Furthermore, our government contracts are funded through federal and state budgeting and appropriations processes, whereby a legislature approves the annual budget submitted by the executive branch. Budget shortfalls or changing priorities may cause legislatures to fail to appropriate sufficient funds to fulfill our government contracts from year to year. In addition, the U.S. federal government has recently taken steps to reduce government spending, which could negatively impact the continuation, renewal or negotiation of our contracts with the federal government.

If our government contracts are terminated or not funded, if we are suspended from government work, if the services we provide are no longer needed due to government program change or termination, or if our ability to compete for new contracts is adversely affected, including by our failure to achieve certain government certifications, our business and financial performance could suffer.

Our business has been and may continue to be negatively impacted by health epidemics, pandemics and similar outbreaks.

We face various risks related to health epidemics, pandemics and similar outbreaks. For example, the COVID-19 pandemic and the mitigation efforts by governments to attempt to control its spread adversely impacted the global economy and led to reduced consumer spending and lending activities. Our customers, and therefore our business and revenues, are sensitive to negative changes in general economic conditions. We experienced significant revenue declines in several of our markets as a result of COVID-19 and we may experience similar revenue declines as a result of future health epidemics, pandemics and similar outbreaks.

Our reputation and/or business could be negatively impacted by ESG matters and/or our reporting of such matters.

Over the past several years, regulators, investors, customers, employees and other stakeholders have focused on various environmental, social and governance ("ESG") matters, both in the United States and internationally. In response to stakeholder feedback, we communicate certain information regarding our responsible business priorities, including initiatives, goals and commitments related to climate, inclusion and diversity, responsible sourcing and social investments, in public disclosures. These initiatives, goals and commitments could be difficult to achieve and costly to implement. For example, we have announced our commitments to reduce our greenhouse gas emissions, the achievement of which relies, in large part, on the accuracy of our estimates and assumptions around the availability and cost of renewable energy sources and technologies, the availability of suppliers that can meet our sustainability and other standards, and other factors. We could fail to achieve, or be perceived to fail to achieve, our greenhouse gas reduction commitments or other responsible business initiatives, goals and commitments. In addition, we could be criticized for the timing, scope or nature of these initiatives, goals and commitments, or for any revisions to them. Our actual or perceived failure to achieve our responsible business-related initiatives, goals and commitments could negatively impact our reputation or otherwise materially harm our business.

More recently, an "anti-ESG" sentiment has developed in the U.S. among certain activists, institutions and governments, and we may face scrutiny, reputational risk, lawsuits or market access restrictions from these parties regarding our responsible business priorities, initiatives, goals and commitments. To the extent that we continue to make disclosures about responsible business priorities, initiatives, goals and commitments, we could be criticized for such matters, which could negatively impact our reputation or otherwise materially harm our business.

Operational Risks

Our use of cloud-based and other technologies that are outsourced to third parties could expose us to operational disruptions.

We rely on the efficient and uninterrupted operation of complex information technology systems and networks, some of which are managed internally within the Company and some of which are outsourced to third parties. As part of our technology transformation, we upgraded a significant portion of the information technology systems used to operate our business and replaced them with cloud-based solutions. Our information technology applications and systems consist primarily of outsourced, cloud-based infrastructure, platforms and software-as-a-service solutions not under our direct management or control. Any disruption to either the outsourced systems or the communication links between us and the outsourced supplier could negatively affect our ability to operate our data systems and could impair our ability to provide services to our customers. We may incur additional costs to remedy the damages caused by these disruptions.

Our customers' decisioning may be adversely affected if we provide inaccurate or unreliable data, which could adversely affect our financial condition, cause loss of customer trust and contribute to non-compliance with certain laws and regulations.

Data accuracy is an essential component of data quality and is the foundation of our business model. Accurate data increases predictive ability and improves confidence in decisions for our customers. Inaccurate or unreliable data could adversely affect customer decisioning and poses reputational, regulatory compliance, litigation and financial risk to our company. Although we have developed internal processes and controls to maintain and continually improve data accuracy, these processes and controls cannot ensure absolute accuracy and the complexity of our technology transformation may introduce additional risk. We have experienced data accuracy issues, including errors in connection with our technology transformation. To date, none of these issues have had a material impact on our operations or financial results. However, any future data accuracy issues arising in connection with our technology transformation or otherwise could have a material adverse effect on our business or results of operations, including through the incurrence of additional costs or the loss of customers and harm to our reputation.

If our systems do not meet customer requirements for response time or high availability, or we experience system constraints or failures, or if our customers do not modify and/or upgrade their systems to accept new releases of our products and services, our services to our customers could be delayed or interrupted, which could result in lost revenues or customers, lower margins, service level penalties or other harm to our business and reputation.

Our customers expect high system availability and response time performance, as well as a very high degree of system resilience. We depend on reliable, stable, efficient and uninterrupted operation of our technology network, systems and data centers to provide service to our customers. Many of the services and systems upon which we rely have been outsourced to third parties. In addition, many of our revenue streams are dependent on links to third party telecommunications providers. These systems and operations, and the personnel that support, service and operate these systems, could be exposed to interruption, damage or destruction from power loss, telecommunication failures, computer viruses, denial-of-service or other cyber attacks, employee or insider malfeasance, human error, fire, natural disasters, war, terrorist acts or civil unrest. We may not have sufficient disaster recovery or redundant operations in place to cover a loss or failure of systems or telecommunications links in a timely manner, which may be exacerbated by any delays in obtaining equipment due to supply chain or other impacts. Any significant system interruption or series of minor interruptions could result in the loss of customers and/or lost revenues, lower margins, service level penalties or other significant harm to our business or reputation.

Dependence on outsourcing certain portions of our operations may adversely affect our ability to bring products to market and damage our reputation. Dependence on outsourced information technology and other administrative functions may impair our ability to operate effectively.

We have outsourced various components of our application development, information technology, operational support and administrative functions and will continue to evaluate additional outsourcing. If our outsourcing vendors fail to perform their obligations in a timely manner or at satisfactory quality levels including with respect to data and system security, or increase prices for their services to unreasonable levels, our ability to bring products to market and support our customers and our reputation could suffer. Any failure to perform on the part of these third-party providers could impair our ability to operate effectively and could result in lower future revenue, unrealized efficiencies and adversely impact our results of operations and our financial condition. Some of our outsourcing takes place in developing countries and, as a result, may be subject to geopolitical uncertainty.

Our business will suffer if we are not able to retain and hire key personnel.

Our future success depends partly on the continued service of our key development, sales, marketing, executive and administrative personnel. Increased retention risk exists in certain key areas of our operations, such as data and analytics, IT and data security, which require specialized skills, including cloud security, application development and maintenance and artificial intelligence expertise and analytical modeling. If we fail to retain and hire a sufficient number of these personnel, we will not be able to maintain or expand our business. Hiring, on-boarding training, motivating, retaining and managing employees with the skills required is time-consuming and expensive. There is intense competition for certain highly technical specialties in geographic areas where we continue to recruit, and it may become more difficult to retain our key employees. If we are not able to hire sufficient employees to support our business or to train, motivate, retain and manage the employees we do hire, it could have a material adverse effect on our business operations or financial results.

Global Operational Risks

Economic, political and other risks associated with international sales and operations could adversely affect our results of operations.

Sales outside the U.S. comprised 24% of our total revenue in 2024. As a result, our business is subject to various risks associated with doing business internationally and these risks may differ in each jurisdiction where we operate. In addition, many of our employees, suppliers, job functions and facilities are located outside the U.S. Accordingly, our future results could be harmed by a variety of factors including:

- changes in specific country or region political, economic or other conditions;
- trade protection measures;
- data privacy and consumer protection laws and regulations;
- antitrust and competition laws;
- difficulty in staffing and managing widespread operations;
- differing labor, intellectual property protection and technology standards and regulations;

- business licensing requirements or other requirements relating to making foreign direct investments, which could increase our cost of doing business in certain jurisdictions, prevent us from entering certain markets, increase our operating costs or lead to penalties or restrictions;
- difficulties associated with repatriating cash generated or held abroad in a tax-efficient manner;
- implementation of exchange controls;
- geopolitical instability, including terrorism and war and international conflict;
- foreign currency changes;
- increased travel, infrastructure, legal and compliance costs of multiple international locations;
- foreign laws and regulatory requirements;
- terrorist activity, natural disasters, pandemics and other catastrophic events;
- restrictions on the import and export of technologies;
- difficulties in enforcing contracts and collecting accounts receivable;
- longer payment cycles;
- failure to meet quality standards for outsourced work;
- unfavorable tax rules;
- the presence and acceptance of varying levels of business corruption in international markets; and
- varying business practices in foreign countries.

We earn revenue, pay expenses, own assets and incur liabilities in countries using currencies other than the U.S. dollar, including among others, the British pound, the Australian dollar, the Canadian dollar, the Argentine peso, the Chilean peso, the Euro, the New Zealand dollar, the Costa Rican colon, the Singapore dollar, the Brazilian real and the Indian rupee. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenue, income and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, increases or decreases in the value of the U.S. dollar against major currencies will affect our operating revenues, operating income and the value of balance sheet items denominated in foreign currencies. We generally do not mitigate the risks associated with fluctuating exchange rates, although we may from time to time through forward contracts or other derivative instruments hedge a portion of our translational foreign currency exposure or exchange rate risks associated with material transactions which are denominated in a foreign currency. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Accordingly, fluctuations in foreign currency exchange rates, particularly the strengthening of the U.S. dollar against major currencies, may materially affect our consolidated financial results.

Compliance with applicable U.S. and foreign laws and regulations, such as anti-corruption laws, tax laws, foreign exchange controls and restrictions on repatriation of earnings or other similar restraints, data privacy requirements, operational resilience requirements, sustainability reporting, labor laws and anti-competition regulations increases the cost of doing business in foreign jurisdictions. Although we have implemented policies and procedures to comply with these laws and regulations, a violation by our employees, contractors or agents could nevertheless occur.

Legal and Regulatory Risks

As part of a global settlement, we entered into agreements with various parties to settle the U.S. Consumer MDL Litigation and certain federal and state government investigations arising out of a material cybersecurity incident in 2017. If we are unable to comply with our obligations under these agreements, it could have a material adverse effect on our financial condition.

In July 2019, the Company entered into multiple agreements that resolved the U.S. consolidated consumer class action cases, captioned In re: Equifax, Inc. Customer Data Security Breach Litigation, MDL No. 2800 (Consumer Cases), and the investigations of the FTC, the CFPB, the Attorneys General of 48 states, the District of Columbia and Puerto Rico and the NYDFS (collectively, the "Consumer Settlement") relating to a material cybersecurity incident in 2017. The Consumer Settlement became effective on January 11, 2022.

As part of the Consumer Settlement, we agreed to implement certain business practice commitments related to consumer assistance and our information security program, including third party assessments of our program. These business practice commitments are extensive and require a significant amount of attention from management. To the extent we are unable to comply or we are viewed as not being in compliance with these business practice commitments or other requirements of a relevant order, we could face an enforcement action or contempt proceeding that could potentially result in fines, penalties and new business practice commitments, which, depending on the amount and type, could have a material adverse effect on our financial condition.

We and our customers are subject to various current laws and governmental regulations, and could be affected by new and evolving consumer privacy and cybersecurity or other data-related laws or regulations, compliance with which may cause us to incur significant expenses and change our business practices, and if we fail to maintain satisfactory compliance with certain laws and regulations, we could be subject to civil or criminal penalties.

As a data, analytics and technology company and credit reporting agency, we are subject to a number of U.S. federal, state, local and foreign laws and regulations relating to consumer financial protection, data protection, data privacy, artificial intelligence and cybersecurity. See "Item 1. Business—Governmental Regulation" in this Form 10-K for a summary of the U.S. and foreign consumer and data protection laws and regulations to which we are subject. These regulations are complex, change frequently, have tended to become more stringent over time, and are subject to administrative interpretation and judicial construction in ways that could harm our business. In addition, new laws and regulations at the state and federal level are enacted frequently, such as amendments to the FCRA, cybersecurity and other requirements promulgated by the FTC, the NYDFS and the SEC, and data privacy laws in several U.S. states.

There are laws and regulatory requirements in the U.S. and abroad that govern the operations of consumer reporting agencies and the collection, use, accuracy, correction and sharing of personal data. The CFPB, our primary regulator, frequently adopts new rulemakings related to these matters. For example, in October 2024, the CFPB finalized a rule regarding personal financial data rights and open banking pursuant to Section 1033 of the Dodd-Frank Act that governs the practices of data providers, third parties authorized to access consumer data and data aggregators. Additionally, in January 2025, the CFPB finalized a rule that requires the removal of medical collection debt from consumer credit reports. There are also a number of proposed rules, including changes to the FCRA proposed by the CFPB, that could significantly impact our business if they are finalized. Any future changes in laws or regulations that impose additional requirements on our operations or restrict our use of data could have a material adverse effect on our business.

In addition, there are laws and legislative proposals in the U.S. and abroad concerning privacy and cybersecurity that have implications for our business. For example, the Canadian and Australian governments have initiated reviews of their consumer privacy laws, and several U.S. states have introduced varying comprehensive privacy laws modeled to some degree on the CCPA and/or the GDPR. More recently, regulators and legislators have been increasingly focused on the use of algorithms, artificial intelligence and machine learning in business processes. Multiple jurisdictions, including the EU and at least one U.S. state, have adopted laws related to the development and use of artificial intelligence. There have also been new legislative proposals to regulate business use and development of artificial intelligence and machine learning technologies which, if enacted, could impose new legal requirements addressing among other issues, privacy, discrimination and human rights. The specifics of such legislation and the number of other jurisdictions that will introduce legislation in this area remain unclear at this time.

A growing number of legislative and regulatory bodies have adopted consumer notification and other requirements in the event that consumer information is accessed or acquired by unauthorized persons and additional regulations regarding the use, access, accuracy and security of such data are possible. In the U.S., state laws provide for disparate notification regimes, all of which we are subject to. Further, any perception that our practices or products are an invasion of privacy, whether or not consistent with current or future regulations and industry practices, may subject us to public criticism, private class actions, reputational harm, or claims by regulators, which could disrupt our business and expose us to increased liability.

We devote substantial compliance, legal and operational business resources towards compliance with applicable regulations and requirements. In the future, we may be subject to significant additional expenses related to compliance with applicable laws and regulations, including new laws and evolving interpretations that have varying requirements and/or are difficult to predict, and to the investigation, defense or remedy of actual or alleged violations. Additionally, we cooperate with the CFPB in supervisory examinations and respond to other state, federal and foreign government examinations of, or inquiries into, our business practices. In particular, legislative activity in the privacy area may result in new laws that are applicable to us and that may hinder our business, for example, by restricting use or sharing of consumer data, including for marketing or advertising purposes, limiting our ability to provide certain consumer data to our customers, or otherwise regulating artificial intelligence and machine learning, including the use of algorithms and automated processing in ways that could materially affect our business, or which may lead to significant increases in the cost of compliance.

Any failure by us to comply with, or remedy any violations of, applicable laws and regulations could result in new costs for our operations, the curtailment of certain of our operations, the imposition of fines and penalties, liability to private plaintiffs as a result of individual or class action litigation, restrictions on the operation of our business and reputational harm. It is difficult to predict the impact on our business if we were subject to allegations of having violated existing laws. For example, in Europe, the GDPR, which includes extensive regulations for certain security incidents, could result in fines of up to 4% of annual worldwide "turnover" (a measure similar to revenues in the U.S.). In addition, because many of our products are regulated or sold to customers in various industries, we must comply with additional regulations in marketing our products. Moreover, our compliance with privacy laws and regulations and our reputation depend in part on suppliers' or customers' adherence to privacy laws and regulations and their use of our services in ways consistent with consumer expectations and regulatory requirements. Additionally, we may not succeed in adapting our products to changes in the regulatory environment in an efficient, cost effective manner. We cannot predict the ultimate impact on our business of new or proposed rules, supervisory examinations or government investigations or enforcement actions.

The CFPB has supervisory authority over our U.S. business and supporting operations and may initiate enforcement actions with regard to our compliance with federal consumer financial laws.

The CFPB, which was established under the Dodd-Frank Act and commenced operations in July 2011, has broad authority over our business. This includes authority to issue regulations under federal consumer financial protection laws, such as under the FCRA and other laws applicable to us and our financial customers. The CFPB is authorized to prevent "unfair, deceptive or abusive acts or practices" through its regulatory, supervisory and enforcement authority.

The CFPB conducts examinations and investigations, issues requests for information and subpoenas, and brings civil actions in federal court for violations of the federal consumer financial laws, including the FCRA. In these proceedings, the CFPB can seek relief that includes: rescission or reformation of contracts, restitution, disgorgement of profits, payment of damages, limits on activities and civil money penalties of up to $1.0 million per day for known violations. The CFPB conducts periodic examinations of our business and the consumer reporting industry and issues requests for information or subpoenas to us from time to time. The CFPB has in the past, and may in the future, initiate enforcement actions against us with regard to our compliance with federal consumer financial protection laws. Actions by the CFPB against us can result, and have in the past resulted, in monetary penalties and requirements to alter or cease offering affected products and services, making them less attractive and restricting our ability to offer them.

Although we have committed resources to enhancing our compliance programs, actions by the CFPB or other regulators against us could result in financial or reputational harm. Our compliance costs and legal and regulatory exposure could increase materially if the CFPB or other regulators enact new regulations, change existing regulations, modify through supervision or enforcement past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

Regulatory oversight of our contractual relationships with certain of our customers may adversely affect our business.

The federal banking agencies, including the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and the CFPB, as well as many state and foreign banking agencies have issued guidance to insured depository institutions and other providers of financial services on assessing and managing risks associated with third-party relationships, which include all business arrangements between a financial services provider and another entity, by contract or otherwise, and generally requires banks and financial services providers to exercise comprehensive oversight throughout each phase of a bank or financial service provider's business arrangement with third-party service providers, and instructs banks and financial service providers to adopt risk management processes commensurate with the level of risk and complexity of their third-party relationships. This guidance requires more rigorous oversight of third-party relationships that involve certain "critical activities." In light of this guidance, our existing or potential bank and financial services customers subject to this guidance may continue to revise their third-party risk management policies and processes and the terms on which they do business with us, which may adversely affect our relationships with such customers and/or increase our expenses in servicing such customers.

We are regularly involved in claims, suits, government investigations, enforcement actions and other proceedings that may result in adverse outcomes.

We are regularly involved in claims, suits, government investigations, enforcement actions and regulatory proceedings arising from the ordinary course of our business, including actions with respect to consumer protection and data protection, including purported class action lawsuits. Such claims, suits, government investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of their outcome, such legal proceedings can have an adverse impact on us because of legal costs, diversion of management and other personnel, and other factors. In addition, it is possible that a resolution of one or more such proceedings could result in reputational harm, liability, penalties or sanctions, as well as judgments, consent decrees or orders preventing us from offering certain features, functionalities, products or services, or requiring a change in our business practices, products or technologies, which could in the future materially and adversely affect our business, operating results, and financial condition. The FCRA contains an attorney fee shifting provision that provides an incentive for consumers to bring individual and class action lawsuits against a consumer reporting agency for violation of the FCRA, and the number of consumer lawsuits (both individual and class action) against us alleging a violation of the FCRA and our resulting costs associated with resolving these lawsuits have increased substantially over the past several years.

Third parties may claim that we are infringing on their intellectual property and we could suffer significant litigation or licensing expenses or be prevented from selling products or services.

There is substantial litigation, both in the U.S. and more recently the Unified Patent Court in Europe, regarding intellectual property rights in the information technology industry. From time to time, third parties may make claims that one or more of our products or services infringe their intellectual property rights. We analyze and take action in response to each such claim on a case by case basis. A dispute or litigation regarding patents or other intellectual property can be costly and time-consuming due to the complexity of our technology and the inherent uncertainty of intellectual property litigation, could divert our management and key personnel from our business operations, and we may not prevail. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, or could subject us to significant damages or to an injunction against development and sale of certain of our products or services. Our intellectual property portfolio may not be useful in asserting a counterclaim, or providing commercial leverage for negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third-party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all. Although our policy is to obtain licenses or other rights where necessary, we cannot provide assurance that we have obtained all required licenses or rights.

Third parties may misappropriate or infringe our intellectual property and we may suffer competitive injury or expend significant resources enforcing our rights.

Our success increasingly depends on our proprietary technology and its ability to differentiate us from our competitors. We rely on various intellectual property rights, including patents, copyrights, database rights, trademarks and trade secrets, as well as contract restrictions, confidentiality provisions and licensing arrangements, to establish and protect our proprietary rights. The extent to which such rights can be protected varies in different jurisdictions and is rapidly evolving with respect to artificial intelligence. If we do not protect and enforce our intellectual property rights successfully, our competitive position may suffer which could harm our operating results. Our pending patent and trademark applications may not be allowed or competitors may challenge the validity or scope of our intellectual property rights. In addition, our patents, copyrights, trademarks and other intellectual property rights may not provide us a significant competitive advantage.

We may need to devote significant resources to monitoring our intellectual property rights and we may or may not be able to detect misappropriation or infringement by third parties. Our competitive position may be harmed if we cannot detect misappropriation or infringement and enforce our intellectual property rights quickly or at all. In some circumstances, enforcement may not be available to us because a third party has a dominant intellectual property position or for other business reasons. In addition, competitors might avoid infringement by designing around our intellectual property rights or by developing non-infringing competing technologies. Intellectual property rights and our ability to enforce them may be unavailable or limited in some countries, which could make it easier for competitors to capture market share and could result in lost revenue.

Financial Market Risks

A downgrade in our credit ratings could increase our cost of borrowing under our credit facilities and have an adverse effect on our ability to access the capital markets.

Credit ratings reflect an independent agency's judgment on the likelihood that a borrower will repay a debt obligation at maturity. The ratings reflect many considerations, such as the nature of the borrower's industry and its competitive position, the size of the company, its liquidity and access to capital and the sensitivity of a company's cash flows to changes in the economy. A security rating is not a recommendation to buy, sell or hold securities and may be changed or withdrawn at any time by the assigning rating agency.

A downgrade in our credit ratings would increase the cost of borrowings under our commercial paper program and $1.5 billion revolving credit facility, and could limit or, in the case of a significant downgrade, preclude our ability to issue commercial paper. If our credit ratings were to decline to lower levels, we could experience increases in the interest cost for any new debt. In addition, the market's demand for, and thus our ability to readily issue, new debt could become further affected by the economic and credit market environment.

Our retirement and post-retirement pension plans are subject to financial market risks that could adversely affect our future results of operations and cash flows.

We have significant retirement and post-retirement pension plan assets and obligations. The performance of the financial markets and interest rates impact our plan expenses, expected returns, and funding obligations. Significant decreases in interest rates, decreases in the fair value of plan assets and investment losses on plan assets will increase our funding obligations, and adversely impact our results of operations and cash flows.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We are a global data, analytics and technology company. In the ordinary course of business, we collect, process, transmit and store sensitive data, including intellectual property, proprietary business information and personal information of consumers, employees and strategic partners. The secure operation of our information technology networks and systems, and of the processing and maintenance of this information, is critical to our business operations and strategy.

Equifax has invested significantly to develop and maintain an information security program with processes, technology and controls to protect the information, systems and resources of the Company. We have a Security team operating under the leadership of our Chief Information Security Officer ("CISO"), including approximately 400 cybersecurity professionals. The key elements of our information security program, including our cybersecurity risk management strategy, are described below.

Security Controls Framework

Equifax has implemented a unified security and privacy controls framework as our primary mechanism to establish strategic priorities related to cybersecurity, assess cybersecurity risk across the enterprise, comply with regulatory requirements and enhance security program maturity. Our unified security and privacy controls framework is based upon the National Institute of Standards and Technology's Cybersecurity Framework (NIST CSF) and Privacy Framework (NIST PF).

Cybersecurity Incident Detection and Response Process

Our information security program is based on five key functions as set forth in the NIST CSF: (i) identify; (ii) protect; (iii) detect; (iv) respond; and (v) recover. As part of that program, we maintain an incident detection and response process that is designed to ensure we appropriately identify, investigate, respond to, and recover from, cybersecurity incidents in order to protect our information, systems and resources. As part of our process, we maintain operational plans for incident response and recovery activities. We regularly review our incident response process and conduct multiple incident response exercises each year, including sessions with management, to test and assess our preparedness to respond to a cybersecurity incident.

As part of our incident detection and response process, we have established internal teams to investigate and escalate notification of cybersecurity incidents. Pursuant to this process, cybersecurity incidents are reported to appropriate personnel within Equifax (including the CISO and the CEO) and to the Board of Directors based on incident severity. We track incidents through resolution, conduct post-incident analysis and update our processes and procedures if areas for improvement are identified. On a monthly basis, a summary of prior period cybersecurity investigation escalations is reviewed by management, including our head of Internal Audit, our CISO, our Chief Financial Officer and our Chief Legal Officer.

To inform our incident detection and response process, our cyber intelligence operations team regularly performs exercises to simulate real threat scenarios that would be carried out by a perpetrator by utilizing the actual tools and methodologies that would be deployed in such an attack (so called "red team" activities).

Risk Management

- *Cybersecurity Incorporated into Enterprise Risk Management Program.* We have implemented an enterprise risk management ("ERM") program that operates under the leadership of our Chief Privacy and Compliance Officer. Each business unit and corporate support unit has primary responsibility for assessing and mitigating risks within its respective areas of responsibility, and the ERM team is responsible for oversight and reporting to management and the Board.

  Under our ERM program, we conduct an annual enterprise risk assessment, which produces an enterprise risk scorecard. Cybersecurity is one of nine primary risk categories identified within the scorecard. The cybersecurity risk rating is based on a detailed enterprise security risk assessment performed by the Security team. The enterprise risk scorecard is reviewed with management and the Board of Directors on an annual basis.

- *Security Risk Assessment.* The Security team performs an annual enterprise security risk assessment of the information security program that is provided to management, the Board of Directors and other relevant parties. The security risk assessment provides a detailed understanding of the information security program in order to inform decisions and support risk response. The security risk assessment process evaluates the program's control domains through various analyses and testing methods to determine the overall level of risk present within the environment over the period evaluated. The risk assessment identifies risks and considers observations from multiple business process- and system-level assessments.

  We leverage NIST guidance to inform our process for conducting the security risk assessment. The risk management program and processes can be described in four steps: (i) frame risk; (ii) assess risk; (iii) respond to risk; and (iv) monitor risk.

- *Third Party Risk Management.* We have a governance process in place to oversee our third-party vendors who have access to our network or who hold or store personal information on our behalf ("risk vendors"). Our risk vendor contracts contain provisions requiring our suppliers to maintain a program that meets our information security standards. We periodically assess risk vendor compliance with our information security program requirements. One such requirement is the obligation that our risk vendors must notify Equifax within a designated time period upon identifying certain cybersecurity events.

- *M&A Due Diligence and Integration Process.* Our Security team has implemented a due diligence and integration process for entities we acquire through mergers and acquisitions ("M&A"). This process is designed to protect our information systems, align acquired entities with our security controls, and comply with applicable legal and regulatory requirements, without interrupting critical business processes. Our M&A security integration status is reported regularly to management and the Technology Committee and annually to the Board of Directors.

- *Employee Training and Awareness.* In order to help bolster our cybersecurity defenses and mitigate the risk presented by insider or employee cyber and security threats, Equifax has incorporated employee training into our security program. On an annual basis, all employees are required to complete mandatory security training. In addition, each Equifax employee receives training customized to his or her role or function, and has visibility into his or her individual security performance. We continually measure and assess key employee behaviors, including secure browsing and sensitive data handling. In order to promote a Company-wide focus on data security and reinforce overall security program goals, Equifax includes an individual security performance measure as one of the metrics used to evaluate the performance of all bonus-eligible employees under our annual incentive compensation program.

- *Cybersecurity Insurance.* We maintain cybersecurity insurance under our errors and omissions/professional liability policy, which provides coverage for certain costs related to cybersecurity incidents.

Review and Assessment of Information Security Program

We conduct regular audits of our information security program, including third party assessments and review by our internal audit department.

- *Third Party Assessments of Security Program Maturity.* Equifax has a formal process in place to annually assess our security program maturity, which is a measure of our ability to adapt to cyber threats and manage risk over time. Under the oversight of the Technology Committee of the Board of Directors, Equifax engages a third party research and advisory firm to conduct an annual analysis of the maturity of our security program and identify potential initiatives to enhance maturity. On an annual basis, the Technology Committee reviews the results of this analysis with management, including a review of Company performance against relevant benchmarks.

- *Controls Testing.* Equifax has a formal process in place to periodically assess the effectiveness of controls in our security controls framework. These controls assessments are performed by the Security team. Results are regularly reported to management and the Technology Committee and annually to the Board of Directors.

- *Internal Audit Review.* Our internal audit department is responsible for providing the Audit and Technology Committees and management with an independent assessment and assurance regarding the design and effectiveness of the risk management framework related to cybersecurity. As part of the assessment of our cybersecurity program, the internal audit department has a "red team" that regularly performs testing to simulate real threat scenarios that would be carried out by a perpetrator. On a quarterly basis, our head of Internal Audit provides an update to management and the Audit and Technology Committees of the Board on audit activities pursuant to the IT and security portions of the internal audit plan. Our head of Internal Audit reviews the IT and security audit reports issued, including a summary of IT and security audit findings by inherent risk and residual risk rating.

Cybersecurity Risks to our Business

As a global data, analytics and technology company, our products and services involve the storage and transmission of personal information of consumers. As a result, we are routinely the target of attempted cyber and other security threats presented by outside third parties, as well as security threats presented by employees and other insiders.

In 2017, we experienced a material cybersecurity incident following a criminal attack on our systems that involved the theft of personal information of U.S., Canadian and U.K. consumers. If we experience additional significant compromises of our security measures, including from incidents that we fail to detect for a period of time, sensitive data may be accessed, stolen, disclosed, altered or lost. Any such access, disclosure, alteration or other loss of information could subject us to significant litigation, regulatory fines or penalties, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations.

Cybersecurity incidents, and the adverse publicity that may follow, can have a negative impact on our reputation and our relationship with our customers. For example, our reputation with consumers and other stakeholders and our customer relationships were damaged following the cybersecurity incident in 2017, resulting in a negative impact on our revenue for a period of time. If we experience another material cybersecurity incident or are otherwise unable to demonstrate the security of our systems and the data we maintain and retain the trust of our customers, consumers and data suppliers, we could experience a substantial negative impact on our business.

For additional information related to the cybersecurity-related risks relevant to our business, see "Risk Factors—Technology and Data Security Risks—Security breaches and other disruptions to our information technology infrastructure could compromise Company, consumer and customer information, interfere with our operations, cause us to incur significant costs for remediation and enhancement of our IT systems and expose us to legal liability, all of which could have a substantial negative impact on our business and reputation" in Part I, Item 1A. of this annual report on Form 10-K.

Governance

Board Oversight of Cybersecurity

The Equifax Board of Directors monitors our "tone at the top" and risk culture and oversees principal risks facing the Company. On an annual basis, the Board reviews an enterprise risk assessment prepared by management that describes the principal risks and monitors the steps management is taking to map and mitigate these risks. The Board then sets the general level of risk appropriate for the Company through business strategy reviews. Risks are assessed throughout the business, focusing on nine primary risk categories, including cybersecurity.

In addition, the Audit and Technology Committees of the Board coordinate on risk management oversight with respect to cybersecurity, including through quarterly joint meetings that cover the following topics:

- Regular reports from the internal audit department regarding the security and technology portions of the internal audit plan
- Regular reports from our CISO and Chief Technology Officer regarding the cybersecurity control environment, including remediation updates, control posture analyses and other recurring items

- Regular reports from our Chief Privacy and Compliance Officer regarding our global privacy, risk management and compliance programs, including matters related to cybersecurity

The Technology Committee of the Board oversees our information security program, including:

- Reviewing with management our technology investments and infrastructure associated with risk management, including policies relating to information security, disaster recovery and business continuity
- Receiving quarterly reports directly from our CISO, including updates on our enterprise cybersecurity threat level
- Overseeing the engagement of outside advisors to review our cybersecurity program
- Reviewing the results of our annual information security program maturity assessment performed by a third party
- Reviewing the results of our annual security program risk assessment prepared by management

Management Oversight of Cybersecurity Risk

Our information security program is managed through implementation, monitoring and continuous improvement of the security program with active participation of management as described below.

- *Senior Leadership Team.* The Equifax senior leadership team, consisting of our CEO and his direct reports ("SLT"), sets the tone for strategic growth, effective operations and risk mitigation at the management level. The SLT supports the management of the information security program through proper resource allocation and decision-making involving high risk issues. The SLT has overall managerial responsibility for confirming that the information security program functions in a manner that meets the needs of Equifax.

- *Chief Information Security Officer.* Equifax has a CISO who is a member of the SLT and reports directly to our CEO. Our CISO has more than two decades of experience in cybersecurity-related roles, including serving as CISO at other large, multinational companies. Our CISO is responsible for the assessment and management of material risks from cybersecurity threats, including oversight of the global Security team and the implementation and execution of the information security program. Our CISO helps ensure that the program is strategically aligned to Equifax's business strategy and is responsible for reporting on the effectiveness of the program to the SLT and the Board of Directors.

- *Global Security Team.* The Equifax global Security team is responsible for supporting the CISO in the execution of the information security program to meet the program's objectives. The Security team is directly responsible for the day to day program activities such as planning, implementation, monitoring and reporting on operational capabilities.

ITEM 2. PROPERTIES

Our executive offices are located at 1550 Peachtree Street, N.W., Atlanta, Georgia. Our other properties are geographically distributed to meet sales and operating requirements worldwide. We consider these properties to be both suitable and adequate to meet our current operating requirements. We ordinarily lease office space for conducting our business and are obligated under approximately 57 leases and other rental arrangements for our field locations. We owned 5 office buildings at December 31, 2024, including our executive offices, one campus which houses our Alpharetta, Georgia technology center, a building utilized by our Workforce Solutions operations located in St. Louis, Missouri, as well as two buildings utilized by our Latin America operations.

For additional information regarding our obligations under leases, see Note 6 and Note 12 of the Notes to Consolidated Financial Statements in Item 8 of this Form 10-K. We believe that suitable additional space will be available to accommodate our future needs.

ITEM 3. LEGAL PROCEEDINGS

Remaining Matters Related to 2017 Cybersecurity Incident

Canadian Class Actions. Five putative Canadian class actions, four of which are on behalf of a national class of approximately 19,000 Canadian consumers, are pending against us in Ontario, British Columbia and Alberta. Each of the proposed Canadian class actions asserts a number of common law and statutory claims seeking monetary damages and other related relief in connection with a material cybersecurity incident in 2017. In addition to seeking class certification on behalf of Canadian consumers whose personal information was allegedly impacted by the 2017 cybersecurity incident, in some cases, plaintiffs also seek class certification on behalf of a larger group of Canadian consumers who had contracts for subscription products with Equifax around the time of the incident or earlier and were not impacted by the incident. The Ontario class action has been certified in part but is otherwise at a preliminary stage. All other purported class actions are at preliminary stages or stayed.

CFPB Matters

In December 2021, we received a Civil Investigative Demand (a "CID") from the CFPB as part of its investigation into our consumer disputes process at our USIS business unit in order to determine whether we have followed FCRA requirements for the proper handling of consumer disputes. The CID requested the production of documents and answers to written questions. In January 2023, the CFPB informed us that its enforcement division would be investigating our previously-disclosed coding issue identified within a legacy server environment in the U.S. that impacted how some credit scores were calculated during a three-week period in 2022. In January 2025, we entered into a consent order with the CFPB to settle the investigation into our consumer disputes process at our USIS business unit and the investigation into our previously-disclosed coding issue. The consent order resolves these investigations and requires the payment of a civil money penalty of $15 million. As part of the settlement, the Company has agreed to modify certain business practices.

In July 2023, we received a CID from the CFPB as part of its investigation into data accuracy and dispute handling at our Workforce Solutions business unit in order to determine whether we have followed the FCRA's requirements. We received a second CID from the CFPB in March 2024 and a third CID from the CFPB in August 2024 as part of the same investigation. The CIDs request the production of documents and answers to written questions. We are cooperating with the CFPB in its investigation and providing responses and information on an ongoing basis. At this time, we are unable to predict the outcome of this CFPB investigation, including whether the investigation will result in any actions or proceedings against us.

Other

Equifax has been named as a defendant in various other legal actions, including administrative claims, regulatory matters, government investigations, class actions and other litigation arising in connection with our business. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. We believe we have defenses to and, where appropriate, will contest many of these matters. Given the number of these matters, some are likely to result in adverse judgments, penalties, injunctions, fines or other relief. We may explore potential settlements before a case is taken through trial because of the uncertainty and risks inherent in the litigation process.

For information regarding our accounting for legal contingencies, see Note 6 of the Notes to Consolidated Financial Statements in Item 8 of this report.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Equifax's common stock is traded on the New York Stock Exchange under the symbol "EFX." As of January 31, 2025, Equifax had approximately 2,324 holders of record; however, Equifax believes the number of beneficial owners of common stock exceeds this number.

Shareholder Return Performance Graph

The graph below compares Equifax's five-year cumulative total shareholder return with that of the Standard & Poor's Composite Stock Index (S&P 500) and a peer group index, the S&P 500 Banks Index (Industry Group). The graph assumes that the value of the investment in our Common Stock and each index was $100 on the last trading day of 2019 and that all quarterly dividends were reinvested without commissions. Our past performance may not be indicative of future performance.

COMPARATIVE FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG EQUIFAX INC., S&P 500 INDEX AND S&P 500 BANKS INDEX (INDUSTRY GROUP)



COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS
VALUE OF $100 INVESTED AS OF JANUARY 1, 2020

		Fiscal Year Ended December 31,				
	Initial	**2020**	**2021**	**2022**	**2023**	**2024**
Equifax Inc.	100.00	137.62	208.96	138.71	176.48	181.88
S&P 500 Index	100.00	116.26	147.52	118.84	147.64	182.05
S&P 500 Banks Index (Industry Group)	100.00	88.19	115.44	96.11	97.78	117.82

The table below contains information with respect to purchases made by or on behalf of Equifax of its common stock during the fourth quarter ended December 31, 2024:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share [2]		Total Number of Shares Purchased as Part of Publicly-Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs [3]	
October 1 - October 31, 2024	5,987	$	—	—	$	520,168,924
November 1 - November 30, 2024	33	$	—	—	$	520,168,924
December 1 - December 31, 2024	1,766	$	—	—	$	520,168,924
Total	7,786	$	—	—	$	520,168,924

(1)   The total number of shares purchased includes, if applicable: (a) shares purchased pursuant to our publicly-announced share repurchase program (the "Repurchase Program"); and (b) shares surrendered, or deemed surrendered, in satisfaction of the exercise price and/or to satisfy tax withholding obligations in connection with the exercise of employee stock options and vesting of restricted stock, totaling 5,987 shares for the month of October 2024, 33 shares for the month of November 2024 and 1,766 shares for the month of December 2024.

(2)   Average price paid per share for shares purchased as part of the Repurchase Program (includes brokerage commissions).

(3)   We purchased no common shares during the twelve months ended December 31, 2024. At December 31, 2024, the amount authorized for future share repurchases under the Repurchase Program was $520.2 million.

Information relating to compensation plans under which the Company's equity securities are authorized for issuance will be included in the section captioned "Equity Compensation Plan Information" in our 2025 Proxy Statement and is incorporated herein by reference.

ITEM 6. RESERVED

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the results of operations and financial condition of Equifax Inc. MD&A is provided as a supplement to and should be read in conjunction with our consolidated financial statements and the accompanying Notes to Financial Statements in Item 8 of this Form 10-K. This section discusses the results of our operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 and the year ended December 31, 2023 compared to the year ended December 31, 2022. All percentages have been calculated using unrounded amounts for each of the periods presented.

As used herein, the terms Equifax, the Company, we, our and us refer to Equifax Inc., a Georgia corporation, and its consolidated subsidiaries as a combined entity, except where it is clear that the terms mean only Equifax Inc.

All references to earnings per share data in MD&A are to diluted earnings per share, or EPS, unless otherwise noted. Diluted EPS is calculated to reflect the potential dilution that would occur if stock options or other contracts to issue common stock were exercised and resulted in additional common shares outstanding.

BUSINESS OVERVIEW

Equifax Inc. is a global data, analytics and technology company. We provide information solutions for businesses, governments and consumers, and we provide human resources business process automation and outsourcing services for employers. We have a large and diversified group of clients, including financial institutions, corporations, government agencies and individuals. Our services are based on comprehensive databases of consumer and business information derived from numerous sources including credit, financial assets, telecommunications and utility payments, employment, income, educational history, criminal justice data, healthcare professional licensure and sanctions, demographic and marketing data. We use advanced statistical techniques, machine learning and proprietary software tools to analyze available data to create customized insights, decision-making and process automation solutions and processing services for our clients. We are a leading provider of information and solutions used in payroll-related and human resource management business process services in the U.S., as well as e-commerce fraud and charge back protection services in North America. For consumers, we provide products and services to help people understand, manage and protect their personal information and make more informed financial decisions. Additionally, we also provide information, technology and services to support debt collections and recovery management.

We currently operate in four global regions: North America (U.S. and Canada), Asia Pacific (Australia, New Zealand and India), Europe (the U.K., Spain and Portugal) and Latin America (Argentina, Brazil, Chile, Costa Rica, Dominican Republic, Ecuador, El Salvador, Honduras, Mexico, Paraguay, Peru and Uruguay). We maintain support operations in Chile, Costa Rica, India and Ireland. We also have investments in consumer and/or commercial credit information companies through joint ventures in Brazil, Cambodia, Malaysia and Singapore.

Recent Events and Company Outlook

As further described above, we operate in the U.S., which represented 76% of our revenue in 2024, and internationally in 20 countries. Our products and services span a wide variety of vertical markets including financial services, mortgage, talent solutions, federal, state and local governments, automotive, telecommunications, e-commerce and many others.

Demand for our services tends to be correlated to general levels of economic activity and to consumer credit and small business commercial credit decisioning and portfolio review, marketing, identity validation and fraud protection activity, employee hiring and onboarding activity, and activity in provisioning support services in the U.S. by government agencies. Demand is also enhanced by our initiatives to expand our products, capabilities and markets served.

For 2025, our planning assumes that U.S. economic activity, as measured by GDP, is expected to grow at a similar rate as experienced in 2024. We expect U.S. mortgage credit activity in 2025 to be below the levels of activity seen in 2024. The U.S. mortgage market, particularly the mortgage refinance portion of the U.S. mortgage market, can be significantly impacted by U.S. interest rates which impact mortgage rates available to consumers. In the international markets in which we operate, in particular in Australia, the U.K., and Canada, our planning also assumes economic activity, as measured by GDP, to grow in 2025 at similar rates as experienced in 2024.

Segment and Geographic Information

     Segments. The Workforce Solutions segment consists of the Verification Services and Employer Services business lines. Verification Services revenue is transaction-based and is derived primarily from employment and income verification, as well as criminal justice data and educational background data. Employer Services revenue is derived from our provision of certain human resources business process outsourcing services that include both transaction and subscription based product offerings. These services include unemployment claims management, I-9 and onboarding services, Affordable Care Act compliance management, tax credits and incentives and other complementary employment-based transaction services. Workforce Solutions revenue is predominantly in the U.S., and they have also established operations in Canada, Australia and the U.K.

     The USIS segment consists of three service lines: Online Information Solutions, Mortgage Solutions and Financial Marketing Services. Online Information Solutions and Mortgage Solutions revenue is principally transaction-based and is derived from our sales of products such as consumer and commercial credit reporting and scoring, identity management, fraud detection, modeling services and consumer credit monitoring services. USIS also markets certain decisioning software services which facilitate and automate a variety of consumer and commercial credit-oriented decisions. Online Information Solutions also includes our U.S. consumer credit monitoring solutions business. Financial Marketing Services revenue is principally project and subscription based and is derived from our sales of batch credit and consumer wealth information such as those that assist clients in acquiring new customers, cross-selling to existing customers and managing portfolio risk.

     The International segment consists of Latin America, Europe, Asia Pacific and Canada. Canada's services are similar to our USIS offerings. Asia Pacific, Europe and Latin America are made up of varying mixes of service lines that are generally consistent with those in our USIS reportable segment. We also provide information and technology services to support lenders and other creditors in the collections and recovery management process.

     Geographic Information. We currently have operations in the following countries: Argentina, Australia, Brazil, Canada, Chile, Costa Rica, Dominican Republic, Ecuador, El Salvador, Honduras, India, Ireland, Mexico, New Zealand, Paraguay, Peru, Portugal, Spain, the U.K., Uruguay and the U.S. We also have investments in consumer and/or commercial credit information companies through joint ventures in Brazil, Cambodia, Malaysia and Singapore. Approximately 76% and 77% of our revenue was generated in the U.S. during the twelve months ended December 31, 2024 and 2023, respectively.

     Seasonality. We experience seasonality in certain of our revenue streams. Revenue generated by the online consumer information services component of our USIS operating segment is typically the lowest during the first quarter, when consumer lending activity is at a seasonal low. Revenue generated from the Employer Services business unit within the Workforce Solutions operating segment is generally higher in the first quarter due primarily to the provision of 1095-C services that occur in the first quarter each year. Revenue generated from our financial wealth asset products and data management services in our Financial Marketing Services business is generally higher in the fourth quarter each year due to the significant portion of our annual renewals and deliveries which occur then. Mortgage related revenue is generally higher in the second and third quarters of the year due to the increase in consumer home purchasing during the summer in the U.S. Any change in the U.S. mortgage market has a corresponding impact on revenue and operating profit for our business within the Workforce Solutions and USIS operating segments.

Key Performance Indicators. Management focuses on a variety of key indicators to monitor operating and financial performance. These performance indicators include measurements of operating revenue, change in operating revenue, operating income, operating margin, net income, diluted earnings per share, cash provided by operating activities and capital expenditures. The key performance indicators for the twelve months ended December 31, 2024, 2023 and 2022 were as follows:

	Key Performance Indicators Twelve Months Ended December 31,		
	2024	**2023**	**2022**
	(In millions, except per share data)		
Operating revenue	$ **5,681.1**	$ 5,265.2	$ 5,122.2
Operating revenue change	**8 %**	3 %	4 %
Operating income	$ **1,042.1**	$ 933.6	$ 1,056.0
Operating margin	**18.3 %**	17.7 %	20.6 %
Net income attributable to Equifax	$ **604.1**	$ 545.3	$ 696.2
Diluted earnings per share	$ **4.84**	$ 4.40	$ 5.65
Cash provided by operating activities	$ **1,324.5**	$ 1,116.8	$ 757.1
Capital expenditures*	$ **(495.9)**	$ (585.8)	$ (617.4)

*Amounts include accruals for capital expenditures.

RESULTS OF OPERATIONS —
TWELVE MONTHS ENDED DECEMBER 31, 2024, 2023 AND 2022

Consolidated Financial Results

Operating Revenue

	Twelve Months Ended December 31,			Change			
				2024 vs. 2023		**2023 vs. 2022**	
Operating Revenue	**2024**	**2023**	**2022**	**$**	**%**	**$**	**%**
	(In millions)						
Workforce Solutions	$ **2,433.8**	$ 2,315.8	$ 2,325.4	$ **118.0**	**5 %**	$ (9.6)	— %
U.S. Information Solutions	**1,893.0**	1,720.4	1,657.7	**172.6**	**10 %**	62.7	4 %
International	**1,354.3**	1,229.0	1,139.1	**125.3**	**10 %**	89.9	8 %
Consolidated operating revenue	$ **5,681.1**	$ 5,265.2	$ 5,122.2	$ **415.9**	**8 %**	$ 143.0	3 %

Revenue for 2024 increased 8% compared to 2023 due to revenue growth in USIS, International and Workforce Solutions. USIS revenue growth is primarily due to growth in mortgage related online services. International revenue growth is driven by growth in Latin America from the Boa Vista Serviços S.A. ("BVS") acquisition, completed in the third quarter of 2023, as well as local currency growth in Latin America, Europe and Canada. Workforce Solutions revenue growth is primarily due to growth in Verification Services, partially offset by declines in Employer Services. The effect of foreign exchange rates decreased revenue by $105.5 million, or 2%, in 2024 compared to 2023.

Revenue for 2023 increased 3% compared to 2022 due to revenue growth in International and USIS. International revenue growth was driven by growth in Latin America primarily from the BVS acquisition, as well as growth in Canada, Europe and Asia Pacific. USIS revenue growth was primarily due to growth in online revenue, partially offset by declines in Mortgage Solutions. Workforce Solutions revenue declined slightly, as a decline in Verification Services revenue due to the impact of the decline in mortgage activity was principally offset by growth in Employer Services revenue. The effect of foreign exchange rates decreased revenue by $51.2 million, or 1%, in 2023 compared to 2022.

Operating Expenses

Operating Expenses	Twelve Months Ended December 31,			Change			
				2024 vs. 2023		2023 vs. 2022	
	2024	**2023**	**2022**	**$**	**%**	**$**	**%**
			(In millions)				
Consolidated cost of services	$ **2,518.7**	$ 2,335.1	$ 2,177.2	$ **183.6**	**8 %**	$ 157.9	7 %
Consolidated selling, general and administrative expenses	**1,450.5**	1,385.7	1,328.9	**64.8**	**5 %**	56.8	4 %
Consolidated depreciation and amortization expense	**669.8**	610.8	560.1	**59.0**	**10 %**	50.7	9 %
Consolidated operating expenses	$ **4,639.0**	$ 4,331.6	$ 4,066.2	$ **307.4**	**7 %**	$ 265.4	7 %

Cost of Services. Cost of services increased $183.6 million in 2024 compared to 2023. The increase is primarily due to higher royalty and revenue share costs, costs of purchased data and information, and costs from BVS, which was acquired in the third quarter of 2023. The effect of changes in foreign exchange rates decreased cost of services by $28.1 million.

Cost of services increased $157.9 million in 2023 compared to 2022. The increase is primarily due to higher royalty and revenue share costs, people costs, third party cloud usage fees and software costs, and costs of purchased data and information. The effect of changes in foreign exchange rates decreased cost of services by $16.9 million.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $64.8 million in 2024 compared to 2023. The increase is primarily due to increased people costs and costs from BVS, which was acquired in the third quarter of 2023, partially offset by a decrease in professional fees. The increased people costs, excluding the impact of costs from BVS, is primarily due to higher incentive plan costs. The impact of changes in foreign currency exchange rates decreased our selling, general and administrative expenses by $39.2 million.

Selling, general and administrative expenses increased $56.8 million in 2023 compared to 2022. The increase in 2023 is primarily due to an increase in litigation expense, mainly due to a payment to the U.K. FCA for a penalty associated with resolution of the investigation of a material 2017 cybersecurity incident, as well as higher people costs, partially offset by lower discretionary expenses. The increase in people costs is primarily driven by higher incentive plan costs, partially offset by lower temporary labor. The impact of changes in foreign currency exchange rates decreased our selling, general and administrative expenses by $16.6 million.

Depreciation and Amortization. Depreciation and amortization expense for 2024 increased $59.0 million. The increase is primarily due to increased amortization of capitalized internal-use software costs resulting from technology transformation capital spending incurred previously, as well as higher amortization of purchased intangible assets related to the BVS acquisition. The impact of changes in foreign currency exchange rates led to a decrease in depreciation and amortization expense of $2.9 million.

Depreciation and amortization expense increased $50.7 million in 2023 compared to 2022. The increase is due to increased amortization of capitalized internal-use software and system costs from technology transformation capital spending incurred previously, as well as higher amortization of purchased intangible assets related to recent acquisitions. The impact of changes in foreign currency exchange rates led to a decrease in depreciation and amortization expense of $1.5 million.

Operating Income and Operating Margin

Operating Income and Operating Margin	Twelve Months Ended December 31,			Change			
	2024	2023	2022	2024 vs. 2023		2023 vs. 2022	
				$	%	$	%
	(In millions)						
Consolidated operating revenue	$ 5,681.1	$ 5,265.2	$ 5,122.2	$ 415.9	8 %	$ 143.0	3 %
Consolidated operating expenses	4,639.0	4,331.6	4,066.2	307.4	7 %	265.4	7 %
Consolidated operating income	$ 1,042.1	$ 933.6	$ 1,056.0	$ 108.5	12 %	$ (122.4)	(12) %
Consolidated operating margin	18.3 %	17.7 %	20.6 %		0.6 pts		(2.9)pts

Total company operating margin increased by 0.6 percentage points in 2024 versus 2023 and decreased by 2.9 percentage points in 2023 versus 2022. The margin increase in 2024 is due to the aforementioned higher reported revenue, partially offset by increased operating expenses and depreciation and amortization expenses during the period. The margin decrease in 2023 was due to increased operating expenses and amortization expenses during the periods, partially offset by the higher reported revenue during the periods.

Interest Expense and Other (Expense) Income, net

Consolidated Interest and Other (Expense) Income, net	Twelve Months Ended December 31,			Change			
	2024	2023	2022	2024 vs. 2023		2023 vs. 2022	
				$	%	$	%
	(In millions)						
Consolidated interest expense	$ (229.1)	$ (241.4)	$ (183.0)	$ 12.3	(5)%	$ (58.4)	32 %
Consolidated other (expense) income, net	(2.5)	25.7	56.7	(28.2)	(110)%	(31.0)	(55)%
Average cost of debt	4.1 %	4.2 %	3.2 %				
Total consolidated debt, net, at year end	$ 5,010.5	$ 5,711.2	$ 5,787.3	$ (700.7)	(12)%	$ (76.1)	(1)%

Interest expense decreased in 2024, when compared to 2023, due to lower overall debt balances and a lower weighted average cost of debt when compared to 2023.

Interest expense increased in 2023, when compared to 2022, due to higher interest rates attributable to debt agreements entered into during 2022 and 2023, as well as higher weighted average debt balances in 2023 when compared to 2022.

The decrease in other (expense) income, net in 2024 is primarily due to the gain on fair market value adjustment of our investment in BVS due to our acquisition of BVS in the third quarter of 2023 that did not recur in the same period of 2024, as well as a gain on the sale of an investment in 2023 that did not recur in 2024. We also incurred higher pension expense in 2024 as compared to 2023. For 2024 and 2023, we recorded losses of $11.6 million and $0.1 million, respectively, on the mark-to-market adjustment of our pension and postretirement benefit plans.

The decrease in other (expense) income, net in 2023 was due to the gains associated with the sale of equity method investments and higher fair market value adjustment of our investment in BVS in 2022 that did not recur in 2023. We also incurred higher pension expense in 2023 as compared to 2022. For 2023 and 2022, we recorded a $0.1 million loss and $1.4 million gain, respectively, on the mark-to-market adjustment of our pension and postretirement benefit plans.

Income Taxes

Provision for Income Taxes	Twelve Months Ended December 31,			Change			
				2024 vs. 2023		2023 vs. 2022	
	2024	2023	2022	$	%	$	%
	(In millions)						
Consolidated provision for income taxes	$ (203.2)	$ (166.2)	$ (229.5)	$ (37.0)	22 %	$ 63.3	(28)%
Effective income tax rate	25.1 %	23.2 %	24.7 %				

Our effective tax rate was 25.1% for 2024, up from 23.2% for the same period in 2023. Our effective tax rate is higher for the year ended December 31, 2024 compared to 2023 primarily due to a decrease in tax credits and an increase in tax on foreign earnings in 2024 compared to 2023.

Our effective tax rate was 23.2% for 2023, down from 24.7% for the same period in 2022. Our effective tax rate was lower for the year ended December 31, 2023 compared to 2022 due to the write off of a deferred tax liability related to our original investment in BVS, which was no longer necessary given the acquisition of the company in the third quarter of 2023, partially offset by an increase in the foreign rate differential.

Net Income

Net Income	Twelve Months Ended December 31,			Change			
				2024 vs. 2023		2023 vs. 2022	
	2024	2023	2022	$	%	$	%
	(In millions, except per share amounts)						
Consolidated operating income	$ 1,042.1	$ 933.6	$ 1,056.0	$ 108.5	12 %	$ (122.4)	(12)%
Consolidated interest and other (expense) income, net	(231.6)	(215.7)	(126.3)	(15.9)	7 %	(89.4)	71 %
Consolidated provision for income taxes	(203.2)	(166.2)	(229.5)	(37.0)	22 %	63.3	(28)%
Consolidated net income	607.3	551.7	700.2	55.6	10 %	(148.5)	(21)%
Net income attributable to noncontrolling interests including redeemable noncontrolling interests	(3.2)	(6.4)	(4.0)	3.2	(50)%	(2.4)	60 %
Net income attributable to Equifax	$ 604.1	$ 545.3	$ 696.2	$ 58.8	11 %	$ (150.9)	(22)%
Diluted earnings per share:							
Net income attributable to Equifax	$ 4.84	$ 4.40	$ 5.65	$ 0.44	10 %	$ (1.25)	(22)%
Weighted-average shares used in computing diluted earnings per share	124.9	123.9	123.3				

Consolidated net income increased $55.6 million in 2024 compared to 2023 due to higher levels of operating income and lower interest expense, partially offset by higher income tax expense and lower levels of other income, net.

Consolidated net income decreased $148.5 million in 2023 compared to 2022 due to lower levels of operating income, higher interest expense, and lower levels of other income, net, partially offset by the decrease in income tax expense.

Segment Financial Results

Workforce Solutions

Workforce Solutions	Twelve Months Ended December 31, 2024	2023	2022	Change 2024 vs. 2023 $	%	2023 vs. 2022 $	%
	(In millions)						
Operating Revenue:							
Verification Services	$ 2,021.9	$ 1,846.2	$ 1,871.0	$ 175.7	10 %	$ (24.8)	(1)%
Employer Services	411.9	469.6	454.4	(57.7)	(12) %	15.2	3 %
Total operating revenue	$ 2,433.8	$ 2,315.8	$ 2,325.4	$ 118.0	5 %	$ (9.6)	— %
% of consolidated revenue	43 %	44 %	45 %				
Total operating income	$ 1,053.3	$ 969.3	$ 1,006.0	$ 84.0	9 %	$ (36.7)	(4)%
Operating margin	43.3 %	41.9 %	43.3 %		1.4 pts		(1.4) pts

Workforce Solutions revenue increased 5% in 2024 compared to 2023, which was due to an increase in non-mortgage verticals within Verification Services, partially offset by declines in Employer Services and Verification Services mortgage revenue.

Workforce Solutions revenue declined slightly in 2023 compared to 2022, which was due to a decline in Verification Services as declines in mortgage revenue were partially offset by growth in the government and talent verticals. This decline was principally offset by growth in Employer Services revenue, which was driven by revenue from recently acquired companies and growth in I-9 and onboarding services.

Verification Services. Revenue increased 10% in 2024 compared to 2023. The increase in revenue is primarily due to growth in the government and talent solutions verticals, partially offset by declines in the mortgage vertical.

Revenue decreased 1% in 2023 compared to 2022. The decrease in revenue was due to declines in the mortgage vertical, partially offset by an increase in the government and talent solutions verticals.

Employer Services. Revenue decreased 12% in 2024, compared to 2023 primarily due to lower Employee Retention Credit ("ERC") revenue and declines in I-9 and onboarding services. The ERC revenue decrease is driven by the wind down of this U.S. Federal government program, accelerated by the IRS pausing new ERC claims processing during the third quarter of 2023.

Revenue increased 3% in 2023 compared to 2022 due to revenue from recently acquired companies and I-9 and onboarding services, partially offset by lower tax credit revenue and a decrease in unemployment claims revenue.

Workforce Solutions Operating Margin. Operating margin increased to 43.3% in 2024 compared to 41.9% in 2023 due to the aforementioned increase in revenue. Operating margin decreased to 41.9% in 2023 compared to 43.3% in 2022 due to an increase in operating expenses. The increased operating expenses were a result of increased royalty costs, costs of purchased data or information, and amortization of capitalized internal-use software and system costs from technology transformation capital spending, partially offset by a decrease in people costs and discretionary expenses.

U.S. Information Solutions

U.S. Information Solutions	Twelve Months Ended December 31, 2024	2023	2022	Change 2024 vs. 2023 $	%	Change 2023 vs. 2022 $	%
				(In millions)			
Operating revenue:							
Online Information Solutions	**$ 1,501.2**	$ 1,375.2	$ 1,295.4	**$ 126.0**	**9 %**	$ 79.8	6 %
Mortgage Solutions	**149.4**	113.7	138.3	**35.7**	**31 %**	(24.6)	(18) %
Financial Marketing Services	**242.4**	231.5	224.0	**10.9**	**5 %**	7.5	3 %
Total operating revenue	**$ 1,893.0**	$ 1,720.4	$ 1,657.7	**$ 172.6**	**10 %**	$ 62.7	4 %
% of consolidated revenue	**33 %**	33 %	33 %				
Total operating income	**$ 404.4**	$ 365.0	$ 402.1	**$ 39.4**	**11 %**	$ (37.1)	(9) %
Operating margin	**21.4 %**	21.2 %	24.3 %		**0.2 pts**		(3.1) pts

U.S. Information Solutions revenue increased 10% in 2024 compared to 2023 due to growth in Online Information Solutions due to an increase in mortgage related and consumer solutions online services, as well as growth in Mortgage Solutions and Financial Marketing Services. Growth in mortgage related online services and Mortgage Solutions is due to both product pricing, as well as new products.

U.S. Information Solutions revenue increased 4% in 2023 compared to 2022 due to growth in online revenue from non-mortgage online services and revenue from acquisitions, as well as growth in consumer services revenue. Mortgage Solutions revenue also declined in 2023 compared to 2022. The decline in Mortgage Solutions and mortgage related online revenue was due to declines in mortgage credit inquiry volumes.

Online Information Solutions. Revenue for 2024 increased 9% compared to 2023, driven by higher mortgage related online services due to product pricing and new products, as well as continued growth of consumer solutions revenue.

Revenue for 2023 increased 6% compared to 2022, driven by continued growth in online non-mortgage services, revenue from acquisitions, consumer services and commercial risk.

Mortgage Solutions. Revenue increased 31% in 2024 compared to 2023 due to both product pricing and new products.

Revenue decreased 18% in 2023 compared to 2022 due to significantly lower mortgage credit inquiry volumes in 2023 compared to the prior year.

Financial Marketing Services. Revenue increased 5% in 2024 compared to 2023 driven by growth in credit marketing services.

Revenue increased 3% in 2023 compared to 2022 driven by growth in both credit marketing services as well as risk and data services.

U.S. Information Solutions Operating Margin. USIS operating margin increased to 21.4% in 2024 compared to 21.2% in 2023 due to the aforementioned increase in revenue. USIS operating margin decreased to 21.2% in 2023 compared to 24.3% in 2022 due to an increase in operating expenses, partially offset by the increase in revenue. The increase in operating expenses was due to increased incentive and salary expenses, royalty expenses, third party cloud usage fees, software costs and amortization expenses.

International

| International | Twelve Months Ended December 31, | | | Change | | | |
| | | | | 2024 vs. 2023 | | 2023 vs. 2022 | |
	2024	2023	2022	$	%	$	%
			(In millions)				
Operating revenue:							
Latin America	$ **384.9**	$ 290.9	$ 206.8	$ **94.0**	**32** %	$ 84.1	41 %
Europe	**369.2**	333.2	327.8	**36.0**	**11** %	5.4	2 %
Asia Pacific	**335.4**	345.3	348.4	**(9.9)**	**(3)** %	(3.1)	(1) %
Canada	**264.8**	259.6	256.1	**5.2**	**2** %	3.5	1 %
Total operating revenue	$ **1,354.3**	$ 1,229.0	$ 1,139.1	$ **125.3**	**10** %	$ 89.9	8 %
% of consolidated revenue	**24** %	23 %	22 %				
Total operating income	$ **181.2**	$ 167.8	$ 147.0	$ **13.4**	**8** %	$ 20.8	14 %
Operating margin	**13.4** %	13.7 %	12.9 %		**(0.3)**pts		0.8 pts

International revenue increased 10% in 2024 as compared to 2023. Local currency revenue increased 19% in 2024, driven by growth in Latin America from the BVS acquisition, completed in the third quarter of 2023, as well as local currency growth in Latin America, Europe and Canada. Local currency fluctuations against the U.S. dollar negatively impacted revenue by $105.5 million, or 9%.

International revenue increased 8% in 2023 as compared to 2022. Local currency revenue increased 12% in 2023, driven by revenue growth in Latin America from the BVS acquisition and growth in Argentina, as well as growth in our credit reporting business across all geographies. Local currency fluctuations against the U.S. dollar negatively impacted revenue by $51.2 million, or 4%.

Latin America. Local currency revenue increased 69% in 2024 as compared to 2023. The increase is primarily due to revenue from the BVS acquisition, which occurred in the third quarter of 2023, as well as local currency growth in Argentina. Revenue from the BVS acquisition was $159.3 million in 2024, compared to $64.8 million in 2023. Local currency fluctuations against the U.S. dollar negatively impacted revenue by $107.1 million, or 37%, in 2024, primarily from Argentina. Reported revenue increased 32% in 2024 as compared to 2023.

Local currency revenue increased 56% in 2023 as compared to 2022 reflecting revenue from the BVS acquisition and local currency growth in Argentina and across Central America, primarily related to growth in revenue from an acquired company in the Dominican Republic. Local currency fluctuations against the U.S. dollar negatively impacted revenue by $31.8 million, or 15%, in 2023, primarily from Argentina. Reported revenue increased 41% in 2023 as compared to 2022.

Europe. Local currency revenue increased 8% in 2024 as compared to 2023, primarily due to growth in the debt services and credit reporting businesses. Local currency fluctuations against the U.S. dollar positively impacted revenue by $8.0 million, or 3%, for 2024. Reported revenue increased 11% in 2024 as compared to 2023.

Local currency revenue was flat in 2023 as compared to 2022, driven by growth in credit reporting businesses in Europe, offset by lower debt placements within our debt services business. Local currency fluctuations against the U.S. dollar positively impacted revenue by $4.2 million, or 2%, for 2023. Reported revenue increased 2% in 2023 as compared to 2022.

Asia Pacific. Local currency revenue decreased 2% in 2024 as compared to 2023, primarily driven by Australia due to declines in the commercial and direct to consumer businesses in the first half of the year. Local currency fluctuations against the U.S. dollar negatively impacted revenue by $2.4 million, or 1%. Reported revenue decreased 3% in 2024 as compared to 2023.

Local currency revenue increased 4% in 2023 as compared to 2022, driven by growth in Australia due to growth in commercial, identity and fraud, and credit reporting businesses. India revenue also grew due to growth in the credit reporting business primarily due to higher online volumes. Local currency fluctuations against the U.S. dollar negatively impacted revenue by $15.7 million, or 5%. Reported revenue decreased 1% in 2023 as compared to 2022.

Canada. Local currency revenue increased 4% in 2024 as compared to 2023. Revenue growth in 2024 is driven by growth in the direct to consumer and commercial businesses. Local currency fluctuations against the U.S. dollar negatively impacted revenue by $4.0 million, or 2%, in 2024. Reported revenue increased 2% in 2024 as compared to 2023.

Local currency revenue increased 4% in 2023 as compared to 2022. Revenue in 2023 reflected increases in the consumer credit reporting business, as well as commercial and identity and fraud revenue. Local currency fluctuations against the U.S. dollar negatively impacted revenue by $7.8 million, or 3%, in 2023. Reported revenue increased 1% in 2023 as compared to 2022.

International Operating Margin. Operating margin was 13.4% in 2024 compared to 13.7% in 2023. The decrease in margin is mainly due to higher amortization costs, principally due to higher amortization of purchased intangible assets related to the BVS acquisition and amortization of capitalized internal-use software and system costs from technology transformation capital spending incurred previously. Operating margin was 13.7% in 2023 and 12.9% in 2022. The increase in margin was mainly due to increased revenue, partially offset by increased salary and incentive costs, increased costs of purchased data or information, higher cloud production costs, increased depreciation expense related to technology transformation project spending and higher amortization of purchased intangible assets related to recent acquisitions.

General Corporate Expense

General Corporate Expense	Twelve Months Ended December 31,			Change			
				2024 vs. 2023		2023 vs. 2022	
	2024	2023	2022	$	%	$	%
				(In millions)			
General corporate expense	$ 596.8	$ 568.5	$ 499.1	$ 28.3	5 %	$ 69.4	14 %

Our general corporate expenses are unallocated costs that are incurred at the corporate level and include those expenses impacted by the overall management and strategic choices of the company, including shared services overhead, technology, security, data and analytics, administrative, legal, restructuring, and the portion of management incentive compensation determined by total company-wide performance.

General corporate expense increased $28.3 million in 2024. The increase in 2024 as compared to 2023 is primarily due to an increase in people costs, which is primarily due to higher incentive plan costs, and an accrual for a settlement associated with the resolution of a matter with the CFPB.

General corporate expense increased $69.4 million in 2023 as compared to 2022. The increase in 2023 as compared to 2022 was due to payment of a penalty associated with resolution of the investigation of a material 2017 cybersecurity incident by the U.K. FCA, as well as increased people costs, primarily incentive plans and restructuring charges.

LIQUIDITY AND FINANCIAL CONDITION

Management assesses liquidity in terms of our ability to generate cash to fund operating, investing and financing activities. We continue to generate substantial cash from operating activities, remain in a strong financial position and manage our capital structure to meet short- and long-term objectives including reinvestment in existing businesses and completing strategic acquisitions.

Funds generated by operating activities, our $1.5 billion five-year unsecured revolving credit facility (the "Revolver") and related commercial paper ("CP") program, more fully described below, are our most significant sources of liquidity. At December 31, 2024, we had $169.9 million in cash and cash equivalents, as well as $1,212.1 million available to borrow under our Revolver.

Sources and Uses of Cash

We believe that our existing cash balance, liquidity available from our CP and Revolver, cash generated from ongoing operations and continued access to public or private debt markets will be sufficient to satisfy cash requirements over the next 12 months and beyond. While there was no significant changes in our cash requirements as of December 31, 2024 compared to December 31, 2023, we have utilized existing CP capacity, together with cash from operating activities, to meet our current obligations. As further described in our Financing Activities section below, during 2024 we issued $650.0 million of 4.8% Senior Notes, and we used the proceeds for general corporate purposes, including the repayment of borrowings under our then-outstanding delayed draw term loan prior to the August 2026 maturity.

Fund Transfer Limitations. The ability of certain of our subsidiaries and associated companies to transfer funds to the U.S may be limited, in some cases, by certain restrictions imposed by foreign governments. These restrictions do not, individually or in the aggregate, materially limit our ability to service our indebtedness, meet our current obligations or pay dividends. As of December 31, 2024, we held $166.0 million of cash in our foreign subsidiaries.

Information about our cash flows, by category, is presented in the Consolidated Statements of Cash Flows. The following table summarizes our cash flows for the twelve months ended December 31, 2024, 2023 and 2022:

| Net cash provided by (used in): | Twelve Months Ended December 31, | | | Change | |
	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
	(In millions)				
Operating activities	$ 1,324.5	$ 1,116.8	$ 757.1	$ 207.7	$ 359.7
Investing activities	$ (511.5)	$ (878.2)	$ (959.5)	$ 366.7	$ 81.3
Financing activities	$ (846.4)	$ (306.2)	$ 273.7	$ (540.2)	$ (579.9)

Operating Activities

Cash provided by operating activities for 2024 increased $207.7 million compared to 2023 primarily due to changes in our working capital position and increased net income.

Cash provided by operating activities for 2023 increased $359.7 million compared to 2022 due primarily to the $345.0 million consumer class action settlement payment that was made in January 2022 related to the U.S. Consumer MDL Litigation settlement that became effective on January 11, 2022 that did not recur in 2023.

Investing Activities

Capital Expenditures

| Net cash used in: | Twelve Months Ended December 31, | | | Change | |
	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
	(In millions)				
Capital expenditures*	$ (511.5)	$ (601.3)	$ (624.5)	$ 89.8	$ 23.2

*Amounts above are total cash outflows for capital expenditures.

Our capital expenditures are used for developing, enhancing and deploying new and existing software in support of our expanding product set, replacing or adding equipment, updating systems for regulatory compliance, the licensing of certain software applications, investing in system reliability, security and disaster recovery enhancements, and updating or expanding our office facilities.

Capital expenditures decreased in 2024 and 2023 from 2023 and 2022, respectively, due to lower capitalized software costs and lower spending on technology infrastructure as compared to the prior year periods as we near completion of our technology transformation.

Acquisitions, Divestitures and Investments

	Twelve Months Ended December 31,			Change	
Net cash (used in) provided by:	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
	(In millions)				
Acquisitions, net of cash acquired	$ —	$ (283.8)	$ (433.8)	$ 283.8	$ 150.0
Cash received from divestitures	$ —	$ 6.9	$ 98.8	$ (6.9)	$ (91.9)

2024 Acquisitions and Investments. During 2024, we did not complete any acquisitions.

2023 Acquisitions and Investments. During 2023, we acquired The Food Industry Credit Bureau and BVS within the International operating segment. During 2023, we sold an equity investment.

2022 Acquisitions and Investments. During 2022, we acquired Efficient Hire and LawLogix within the Workforce Solutions operating segment. We acquired Midigator within the USIS operating segment. We acquired Data Crédito within the International operating segment. During 2022, we sold multiple equity investments.

For additional information about our acquisitions, see Note 3 of the Notes to Consolidated Financial Statements in Item 8 of this report.

Financing Activities

Borrowings and Credit Facility Availability

	Twelve Months Ended December 31,			Change	
Net cash provided by (used in):	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
	(In millions)				
Net short-term borrowings (payments)	$ 91.2	$ (371.2)	$ 242.2	$ 462.4	$ (613.4)
Payments on long-term debt	$ (1,445.6)	$ (579.3)	$ (500.0)	$ (866.3)	$ (79.3)
Proceeds from issuance of long-term debt	$ 649.8	$ 872.9	$ 749.3	$ (223.1)	$ 123.6

Borrowing and Repayment Activity. We primarily borrow under our CP program and Revolver as needed and as availability allows.

Net short-term borrowings (payments) primarily represent repayments or borrowings of outstanding amounts under our CP program.

The increase in net short-term borrowings in 2024 is due to lower repayments on our CP notes, partially offset by lower borrowings on our CP notes during the year as compared to 2023. The decrease in net short-term borrowings in 2023 is due to higher repayments on short-term borrowings on our CP notes during the year as compared to 2022.

Proceeds from issuance of long-term debt in 2024 represent the issuance of $650.0 million of 4.8% Senior Notes in the third quarter of 2024. Proceeds from issuance of long-term debt in 2023 represent $175.0 million of borrowings on our Revolver during the first quarter of 2023 and the issuance of $700.0 million of 5.1% Senior Notes in the second quarter of 2023. Proceeds from issuance of long-term debt in 2022 represent the issuance of $750.0 million of 5.1% Senior Notes in the third quarter of 2022.

In August 2024, we issued $650.0 million in aggregate principal amount of 4.8% five-year Senior Notes due 2029 (the "2029 Notes") in an underwritten public offering. Interest on the 2029 Notes accrues at a rate of 4.8% per year and is payable semi-annually in arrears on March 15 and September 15 of each year. The net proceeds of the sale of the 2029 Notes were ultimately used for general corporate purposes, including the repayment of borrowings under our then-outstanding delayed draw term loan (the "Term Loan") prior to the August 2026 maturity. We must comply with various non-financial covenants, including certain limitations on mortgages, liens and sale-leaseback transactions, as well as mergers and sales of substantially all of our assets. The 2029 Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness.

In May 2023, we issued $700.0 million aggregate principal amount of 5.1% five-year Senior Notes due 2028 (the "2028 Notes") in an underwritten public offering. Interest on the 2028 Notes accrues at a rate of 5.1% per year and is payable semi-annually in arrears on June 1 and December 1 of each year. The net proceeds of the sale of the 2028 Notes were ultimately used to repay our then-outstanding $400.0 million 3.95% Senior Notes due June 2023 at maturity. The remaining proceeds were used for general corporate purposes, including the repayment of borrowings under our CP program. We must comply with various non-financial covenants, including certain limitations on mortgages, liens and sale-leaseback transactions, as well as mergers and sales of substantially all of our assets. The 2028 Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness.

In September 2022, we issued $750.0 million aggregate principal amount of 5.1% five-year Senior Notes due 2027 (the "2027 Notes") in an underwritten public offering. Interest on the 2027 Notes accrues at a rate of 5.1% per year and is payable semi-annually in arrears on June 15 and December 15 of each year. The net proceeds of the sale of the 2027 Notes were ultimately used to repay our then-outstanding $500.0 million 3.30% Senior Notes due December 2022. The remaining proceeds were used for general corporate purposes, including the repayment of borrowings under our CP program. We must comply with various non-financial covenants, including certain limitations on mortgages, liens and sale-leaseback transactions, as well as mergers and sales of substantially all of our assets. The 2027 Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness.

Payments on long-term debt in 2024 represent repayment of our $750.0 million 2.60% Senior Notes during the fourth quarter of 2024 with cash on hand and commercial paper borrowings and $695.6 million of payments on our then-outstanding Term Loan during the third quarter of 2024. Payments on long-term debt in 2023 represent $175.0 million of repayments on our Revolver and repayment of our $400.0 million 3.95% Senior Notes during the second quarter of 2023. Payments on long-term debt in 2022 reflect the October 2022 repayment of the $500.0 million Senior Notes due December 2022 with the proceeds from the $750.0 million 5.1% Senior Notes issued in September 2022 and commercial paper borrowings.

Credit Facility Availability. We have access to a $1.5 billion five-year unsecured revolving credit facility (the Revolver), which matures in August 2027. Borrowings under the Revolver may be used for working capital, for capital expenditures, to refinance existing debt, to finance acquisitions and for other general corporate purposes. The Revolver includes an option to request a maximum of three one-year extensions of the maturity date any time after the first anniversary of the closing date of the Revolver. In May 2024, we exercised our first option to extend the maturity date by one year, from August 2026 to August 2027, and amended the Revolver agreement to replace a discontinued reference rate for Canadian Dollar-denominated commitments. Availability of the Revolver is reduced by the outstanding principal balance of our CP notes and by any letters of credit issued under the Revolver.

Our $1.5 billion CP program has been established to allow for borrowing through the private placement of CP with maturities ranging from overnight to 397 days. We may use the proceeds of CP for general corporate purposes. The CP program is supported by our Revolver and the total amount of CP that may be issued is reduced by the amount of any outstanding borrowings under our Revolver and by any letters of credit issued under the facility.

As of December 31, 2024, there were $1.4 million of letters of credit outstanding, no outstanding borrowings under the Revolver, and $286.5 million of outstanding CP notes. Availability under the Revolver was $1,212.1 million at December 31, 2024.

At December 31, 2024, approximately 94% of our debt was fixed-rate debt and 6% was variable-rate debt. Our variable-rate debt consists of outstanding amounts under our CP program. The interest rates reset periodically, depending on the terms of the respective financing agreements. At December 31, 2024, the interest rate on our variable-rate debt ranged from 4.55% to 4.81%.

Debt Covenants. A downgrade in our credit ratings would increase the cost of borrowings under our CP program and our Revolver, and could limit or, in the case of a significant downgrade, preclude our ability to issue CP. Our outstanding indentures and comparable instruments also contain customary covenants including, for example, limits on mortgages, liens, sale/leaseback transactions, mergers and sales of assets.

The Revolver requires a maximum leverage ratio, defined as consolidated funded debt divided by consolidated EBITDA, of 3.75 to 1.0. We may also elect to increase the maximum leverage ratio by 0.5 to 1.0 (subject to a maximum leverage ratio of 4.25 to 1.0) in connection with certain material acquisitions if we satisfy certain requirements. The Revolver also permits cash in excess of $175 million to be netted against debt in the calculation of the leverage ratio, subject to certain restrictions.

As of December 31, 2024, we were in compliance with all of our debt covenants.

We do not have any credit rating triggers that would accelerate the maturity of a material amount of the outstanding debt; however, our 2.6% senior notes due 2025, 3.25% senior notes due 2026, 5.1% senior notes due 2027, 5.1% senior notes due 2028, 4.8% senior notes due 2029, 3.1% senior notes due 2030, 2.35% senior notes due 2031 and 7.0% senior notes due 2037 (collectively, the "Senior Notes") contain change in control provisions. If the Company experiences a change of control or publicly announces an intention to effect a change of control and the rating on the Senior Notes is lowered by Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's") below an investment grade rating within 60 days of such change of control or notice thereof, then the Company will be required to offer to repurchase the Senior Notes at a price equal to 101% of the aggregate principal amount of the Senior Notes plus accrued and unpaid interest.

Credit Ratings. Credit ratings reflect an independent agency's judgment on the likelihood that a borrower will repay a debt obligation at maturity. The ratings reflect many considerations, such as the nature of the borrower's industry and its competitive position, the size of the company, its liquidity and access to capital and the sensitivity of a company's cash flows to changes in the economy. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency.

A downgrade in our credit rating would increase the cost of borrowings under our CP program and our Revolver, and could limit, or in the case of a significant downgrade, preclude our ability to issue CP. If our credit ratings were to decline to lower levels, we could experience increases in the interest cost for any new debt. In addition, the market's demand for, and thus our ability to readily issue, new debt could become further affected by the economic and credit market environment. These ratings are subject to change as events and circumstances change.

For additional information about our debt, including the terms of our financing arrangements, basis for variable interest rates and debt covenants, see Note 5 of the Notes to Consolidated Financial Statements in Item 8 of this report.

Equity Transactions

Net cash (used in) provided by:	Twelve Months Ended December 31,			Change	
	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
	(In millions)				
Dividends paid to Equifax shareholders	$ (193.2)	$ (191.8)	$ (191.1)	$ (1.4)	$ (0.7)
Distributions paid to noncontrolling interests	$ (4.6)	$ (45.6)	$ (3.1)	$ 41.0	$ (42.5)
Proceeds from exercise of stock options and employee stock purchase plan	$ 78.2	$ 32.3	$ 16.9	$ 45.9	$ 15.4

Sources and uses of cash related to equity during the twelve months ended December 31, 2024, 2023 and 2022 were as follows:

- We did not repurchase any shares on the open market in 2024, 2023 or 2022. As of December 31, 2024, under the existing board authorization, the Company is approved for additional stock repurchases of $520.2 million.

- During the twelve months ended December 31, 2024, 2023 and 2022, we paid cash dividends to Equifax shareholders of $193.2 million, $191.8 million and $191.1 million, respectively, at $1.56 per share for 2024, 2023 and 2022.

- During the twelve months ended December 31, 2024, we paid dividends to noncontrolling interests of $4.6 million. During the twelve months ended December 31, 2023, we paid distributions to noncontrolling interests of $45.6 million. During the twelve months ended December 31, 2022, we paid dividends to noncontrolling interests of $3.1 million.

- We received cash of $78.2 million, $32.3 million, and $16.9 million during the first twelve months ended December 31, 2024, 2023 and 2022, respectively, from the exercise of stock options and purchases under the employee stock purchase plan.

We anticipate continuing the payment of quarterly cash dividends. The actual amount of such dividends is subject to declaration by our Board of Directors and will depend upon future earnings, results of operations, capital requirements, our financial condition and other relevant factors. There can be no assurance that the Company will continue to pay quarterly cash dividends at current levels or at all.

Contractual Obligations, Commercial Commitments and Other Contingencies

The company's material cash requirements include the following contractual and other obligations. Our plan is to use existing cash balances and funds generated by operating activities to fund our obligations and commitments. If our cash requirements exceed our existing cash balances and funds generated by operations, we will finance future cash requirements with existing borrowing capacity, as necessary. In the event that additional financing is needed, we would finance using the public and private corporate bond markets or syndicated loan markets, if available. The following sections provide details of material cash requirements from known contractual and other obligations as of December 31, 2024.

Debt

As of December 31, 2024, we had outstanding variable and fixed rate debt with varying maturities for an aggregate principal amount of $5.0 billion, with $687.7 million payable within the next twelve months, as detailed further in Note 5 of the Notes to Consolidated Financial Statements in Item 8 of this report. Future interest payments associated with the outstanding variable and fixed rate notes totals $964.6 million, with $209.0 million payable within the next twelve months.

We also issue unsecured promissory notes through our Revolver and CP program, with the Revolver set to expire in August 2027. As of December 31, 2024, we had no amount outstanding under our Revolver and $286.5 million outstanding under our CP program.

Data Processing, Outsourcing Agreements and Other Purchase Obligations

We utilize several outsourcing partners for services that we outsource associated with our network and security infrastructure, computer data processing operations, applications development, business continuity and recovery services, help desk service and desktop support functions, operation of our voice and data networks, maintenance and related functions and to provide certain other administrative and operational services. These agreements expire between 2025 and 2030. As of December 31, 2024 the estimated aggregate minimum contractual obligation remaining under these agreements is approximately $1.4 billion, with $520.9 million payable within the next twelve months.

Pension, Post-Retirement and Deferred Compensation Obligations

As detailed further in Note 9 of the Notes to Consolidated Financial Statements in Item 8 of this report, we have several pension, post-retirement benefit and deferred compensation plans. Our U.S. Retirement Plan is frozen and is supported by plan assets to fund future payments. We have three supplemental retirement plans for certain key employees which are unfunded. As of December 31, 2024, the total gross obligation for the pension and post-retirement plans was $451.5 million, with $42.0 million of benefits expected to be paid within the next twelve months.

We maintain deferred compensation plans for certain management employees and the Board of Directors to defer the receipt of compensation until a later date based on the terms of the plan. As of December 31, 2024, the total obligation for the deferred compensation plans was $53.0 million, with $8.8 million expected to be paid within the next twelve months. These obligations exclude those under our deferred stock compensation plans.

Payments to Resolve Certain Legal Proceedings and Investigations

The Company has made payments to resolve certain legal proceedings and investigations related to the 2017 cybersecurity incident, described more fully in "Item 3. Legal Proceedings" in this Form 10-K. Through 2024, the Company has made payments of $802.2 million for legal settlements related to a material cybersecurity incident in 2017. On January 11, 2022, the Consumer Settlement became effective, and on January 24, 2022, we deposited the $345.0 million remaining to be paid to the Consumer Restitution Fund. The U.K.'s Financial Conduct Authority ("FCA") opened an enforcement investigation against our U.K. subsidiary, Equifax Limited, in October 2017 in connection with the 2017 cybersecurity incident. We received a notice with the FCA's findings on October 13, 2023, and paid a penalty of $13.5 million to resolve the matter.

Leases

As detailed further in Note 12 of the Notes to Consolidated Financial Statements in Item 8 of this report, our lease arrangements principally involve office space. As of December 31, 2024, our total fixed lease payment obligations were $157.0 million, with $36.6 million payable within the next twelve months.

Other Planned Uses of Capital

We will continue to invest in sales, marketing, new product development, security and our technology, as well as continue to make strategic acquisitions that align with our business strategy. Additions to property and equipment will continue in order to support growth in new product development and the completion of our technology transformation, although we expect spending related to capital expenditures for the next twelve months to be down from current levels.

Off-Balance Sheet Arrangements

We do not engage in off-balance sheet financing activities.

Letters of Credit and Guarantees

We will from time to time issue standby letters of credit, performance or surety bonds or other guarantees in the normal course of business. The aggregate notional amount of all performance and surety bonds and standby letters of credit was not material at December 31, 2024, and generally have a remaining maturity of one year or less. Guarantees are issued from time to time to support the needs of our operating units. The maximum potential future payments we could be required to make under the guarantees is not material at December 31, 2024.

Benefit Plans

We sponsor a qualified defined benefit retirement plan, the U.S. Retirement Income Plan ("USRIP"), that covers approximately 5% of current U.S. salaried employees who were hired on or before June 30, 2007, the last date on which an individual could be hired and enter the plan before the USRIP was closed to new participation at December 31, 2008. This plan also covers retirees as well as certain terminated but vested individuals not yet in retirement status.

During the twelve months ended December 31, 2024 and 2023, we made no voluntary contributions to the USRIP. At December 31, 2024, the USRIP met or exceeded ERISA's minimum funding requirements. In the future, we expect to make minimum funding contributions as required and may make discretionary contributions, depending on certain circumstances, including market conditions and our liquidity needs. We believe additional funding contributions, if any, would not prevent us from continuing to meet our liquidity needs, which are primarily funded from cash flows generated by operating activities, available cash and cash equivalents, our CP program and our Revolver.

For our non-U.S. tax-qualified retirement plans, we fund an amount sufficient to meet minimum funding requirements but no more than allowed as a tax deduction pursuant to applicable tax regulations. For our non-qualified supplementary retirement plans, we fund the benefits as they are paid to retired participants, but accrue the associated expense and liabilities in accordance with U.S. GAAP.

For additional information about our benefit plans, see Notes 1 and 9 of the Notes to Consolidated Financial Statements in Item 8 of this report.

Effects of Inflation and Changes in Foreign Currency Exchange Rates

Inflation in the countries in which we operate may result in increases in the Company's expenses, which may not be readily recoverable in the price of services offered. To the extent inflation results in rising U.S. interest rates and has other adverse effects upon the U.S. securities markets and upon the value of financial instruments, it may adversely affect the

Company's financial position and profitability. Increases in U.S. interest rates may also negatively impact the U.S. mortgage market, which may adversely affect the Company's revenue, financial position and profitability.

A portion of the Company's business is conducted in currencies other than the U.S. dollar and changes in foreign exchange rates relative to the U.S. dollar can therefore affect the value of non-U.S. dollar net assets, revenues and expenses. Potential exposures as a result of these fluctuations in currencies are closely monitored. We generally do not mitigate the risks associated with fluctuating exchange rates, although we may from time to time through forward contracts or other derivative instruments, hedge a portion of our translational foreign currency exposure or exchange rate risks associated with material transactions which are denominated in a foreign currency.

RECENT ACCOUNTING PRONOUNCEMENTS

For information about new accounting pronouncements and the potential impact on our Consolidated Financial Statements, see Note 1 of the Notes to Consolidated Financial Statements in Item 8 of this report.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Consolidated Financial Statements are prepared in conformity with U.S. generally accepted accounting principles, or GAAP. This requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities in our Consolidated Financial Statements and the Notes to Consolidated Financial Statements. The following accounting policies involve critical accounting estimates because they are particularly dependent on estimates and assumptions made by management about matters that are uncertain at the time the accounting estimates are made. In addition, while we have used our best estimates based on facts and circumstances available to us at the time, different estimates reasonably could have been used in the current period, or changes in the accounting estimates that we used are reasonably likely to occur from period to period, either of which may have a material impact on the presentation of our Consolidated Balance Sheets, Statements of Income and Statements of Comprehensive Income. We also have other significant accounting policies which involve the use of estimates, judgments and assumptions that are relevant to understanding our results. For additional information about these policies, see Note 1 of the Notes to Consolidated Financial Statements in Item 8 of this report. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information available at the time. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Revenue Recognition

In accordance with Accounting Standards Codification ("ASC") 606, "Revenue from Contracts with Customers," we recognize revenue when a performance obligation has been satisfied by transferring a promised good or service to a customer and the customer obtains control of the good or service. In order to recognize revenue, we note that the two parties must have an agreement that creates enforceable rights, the performance obligations must be distinct and the transaction price can be determined. Our revenue is derived from the provision of information services to our customers on a transactional basis, in which distinct services are delivered over time as the customer simultaneously receives and consumes the benefits of the services delivered. To measure our performance over time, the output method is utilized to measure the value to the customer based on the transfer to date of the services promised, with no rights of return once consumed. In these cases, revenue on transactional contracts with a defined price but an undefined quantity is recognized utilizing the right to invoice expedient resulting in revenue being recognized when the service is provided and billed. Additionally, multi-year contracts with defined pricing but an undefined quantity that utilize tier pricing would be defined as a series of distinct performance obligations satisfied over time utilizing the same method of measurement, the output method, with no rights of return once consumed. This measurement method is applied on a monthly basis resulting in revenue being recognized when the service is provided and billed.

Additionally, we recognize revenue from subscription-based contracts under which a customer pays a preset fee for a predetermined or unlimited number of transactions or services provided during the subscription period, generally one year. Revenue from subscription-based contracts having a preset number of transactions is recognized as the services are provided, using an effective transaction rate as the actual transactions are delivered. Any remaining revenue related to unfulfilled units is not recognized until the end of the related contract's subscription period. Revenue from subscription-based contracts having an unlimited volume is recognized ratably during the contract term. Multi-year subscription contracts are analyzed to determine the full contract transaction price over the term of the contract and the subsequent price is ratably recognized over the full term of the contract.

Revenue is recorded net of sales taxes.

If at the outset of an arrangement, we determine that collectability is not reasonably assured, revenue is deferred until the earlier of when collectability becomes probable or the receipt of payment from the customer. If there is uncertainty as to the customer's acceptance of the performance obligation, revenue is not recognized until the earlier of receipt of customer acceptance or expiration of the acceptance period.

Certain costs incurred prior to the satisfaction of a performance obligation are deferred as contract costs and are amortized on a systematic basis consistent with the pattern of transfer of the related goods and services. These costs generally consist of labor costs directly relating to the implementation and setup of the contract.

Contract Balances – The contract balances are generated when revenue recognized varies from billing in a given period. A contract asset is created when an entity transfers a good or service to a customer and recognizes more revenue than what has been billed. As of December 31, 2024, the contract asset balance was $18.9 million. A contract liability is created when an entity transfers a good or service to a customer and recognizes less than what has been billed. Deferred revenue is recognized when we have an obligation to transfer goods or services to a customer and have already received consideration from the customer. We generally expect to recognize our deferred revenue as revenue within twelve months of being recorded based on the terms of the contracts.

Goodwill

Goodwill is tested for impairment annually (as of December 1) and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. These events or circumstances could include a significant change in the business climate, legal factors, operating performance or trends, competition, or sale or disposition of a significant portion of a reporting unit. We have six reporting units, comprised of Workforce Solutions, USIS, Asia Pacific, Latin America, Europe and Canada.

We performed a qualitative assessment to determine whether further impairment testing was necessary for our Workforce Solutions, USIS, Latin America, Europe and Canada reporting units. In this qualitative assessment, we considered the following items for each of the reporting units: macroeconomic conditions, industry and market conditions, overall financial performance and other entity specific events. In addition, for each of these reporting units, the most recent fair value determination resulted in an amount that significantly exceeded the carrying amount of the reporting units. Based on these assessments, we determined the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is not more likely than not. As a result of our conclusions, no further testing was required for these reporting units.

The goodwill balance at December 31, 2024, for our six reporting units was as follows:

	December 31, 2024
	(In millions)
Workforce Solutions	$ 2,519.8
USIS	2,006.2
Asia Pacific	1,260.5
Latin America	494.9
Europe	175.3
Canada	91.1
Total goodwill	$ 6,547.8

Valuation Techniques

We performed a quantitative assessment for our Asia Pacific reporting unit to determine whether impairment exists from the most recent valuation date due to the size of the cushion. In determining the fair value of the reporting unit, we used a combination of the income and market approaches to estimate the reporting unit's business enterprise value. We assess the valuation methodology based upon the relevance and availability of the data at the time we perform the valuation. If multiple valuation methodologies are used, the results are weighted appropriately. We engaged a third party specialist to assist in developing these estimates and valuation approaches.

Under the income approach, we calculate the fair value of a reporting unit based on estimated future discounted cash flows which require assumptions about short and long-term revenue growth rates, operating margins for the reporting unit, discount rates, foreign currency exchange rates and estimates of capital expenditures. The assumptions we use are based on what we believe a hypothetical marketplace participant would use in estimating fair value. Under the market approach, we estimate the fair value based on market multiples of earnings before income taxes, depreciation and amortization, for benchmark companies or guideline transactions. We believe the benchmark companies used for our Asia Pacific reporting unit serve as an appropriate input for calculating a fair value for the reporting unit as those benchmark companies have similar risks, participate in similar markets, provide similar services for their customers and compete with us directly. The companies we use as benchmarks are principally outlined in our discussion of Competition in Item 1 of this Form 10-K and have not significantly changed since our last annual impairment test. Valuation multiples were selected based on a financial benchmarking analysis that compared the reporting unit's operating result with the comparable companies' information. In addition to these financial considerations, qualitative factors such as variations in growth opportunities and overall risk among the benchmark companies were considered in the ultimate selection of the multiple.

Given the lower historical cushion of concluded fair value in excess of carrying value for our Asia Pacific reporting unit, we used a combination of the income and market approaches to estimate our Asia Pacific reporting unit's business enterprise value. The values separately derived from each of the income and market approach valuation techniques were used to develop an overall estimate of the Asia Pacific reporting unit's fair value. This approach relies more heavily on the calculated fair value derived from the income approach with 70% of the value coming from the income approach. We believe this approach is consistent with that of a market participant in valuing prospective purchase business combinations. The selection and weighting of the various fair value techniques may result in a higher or lower fair value. Judgment is applied in determining the weightings that are most representative of fair value.

We have not made any material changes to the valuation methodology we use to assess goodwill impairment since the date of our last annual impairment test.

The estimated fair value of the Asia Pacific reporting unit is derived from the valuation techniques described above incorporating the related projections and assumptions. Impairment occurs when the estimated fair value of the reporting unit is below the carrying value. The estimated fair value for all of our Asia Pacific reporting unit exceeded its related carrying value as of December 1, 2024. As a result, no goodwill impairment was recorded.

Growth Assumptions

The assumptions for our future cash flows begin with our historical operating performance, the details of which are described in our Management's Discussion & Analysis of operating performance. Additionally, we consider the impact that known economic, industry and market trends, including the impact of rising interest rates and inflation, will have on our future forecasts, as well as the impact that we expect from planned business initiatives including new product initiatives, client service and retention standards, and cost management programs. At the end of the forecast period, the long-term growth rate we used to determine the terminal value of our Asia Pacific reporting unit was between 3.0% and 5.0% based on management's assessment of the minimum expected terminal growth rate of the reporting unit, as well as broader economic considerations such as GDP, inflation and the maturity of the markets we serve.

We projected revenue growth in 2025 for our Asia Pacific reporting unit in completing our 2024 impairment testing based on planned business initiatives and prevailing trends exhibited by this reporting unit. The anticipated revenue growth in this reporting unit, however, is partially offset by assumed increases in expenses and capital expenditures for the reporting unit, which reflects the additional level of investment needed in order to achieve the planned revenue growth and completion of our technology transformation initiatives.

Discount Rate Assumptions

We utilize a weighted average cost of capital, or WACC, in our impairment analysis that makes assumptions about the capital structure that we believe a market participant would make and include a risk premium based on an assessment of risks related to the projected cash flows for the reporting unit. We believe this approach yields a discount rate that is consistent with an implied rate of return that a market participant would require for an investment in a company having similar risks and business characteristics to the reporting unit being assessed. To calculate the WACC, the cost of equity and cost of debt are multiplied by the assumed capital structure of the reporting unit as compared to industry trends and relevant benchmark company structures. The cost of equity was computed using the Capital Asset Pricing Model which considers the risk-free interest rate, beta, equity risk premium and specific company risk premium related to a particular reporting unit. The cost of debt was computed using a benchmark rate and the reporting unit's tax rate. For the 2024 annual goodwill impairment evaluation, the discount rate used to develop the estimated fair value of the Asia Pacific reporting unit was consistent with the discount rate used in 2023 and ranged between 10.0% and 11.5%.

Estimated Fair Value and Sensitivities

The estimated fair value of the Asia Pacific reporting unit is highly sensitive to changes in these projections and assumptions; therefore, in some instances, changes in these assumptions could impact whether the fair value of a reporting unit is greater than its carrying value. For example, an increase in the discount rate and decline in the projected cumulative cash flow of a reporting unit could cause the fair value of certain reporting units to be below its carrying value. We perform sensitivity analyses around these assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair values. Ultimately, future potential changes in these assumptions may impact the estimated fair value of a reporting unit and cause the fair value of the reporting unit to be below its carrying value. Due to the lower cushion when compared to other reporting units, Asia Pacific is more sensitive to changes in the assumptions noted above that could result in a fair value that is less than its carrying value. The excess of fair value over carrying value for the Asia Pacific reporting unit was greater than 10% as of December 1, 2024.

Given the relatively smaller excess of fair value over carrying value for the Asia Pacific reporting unit, we believe that it is at risk of a possible future goodwill impairment. The future impact of changes in economic conditions, including rising interest rates and inflation, remains uncertain. Avoidance of a future impairment will be dependent on continued growth during current economic conditions and our ability to execute on initiatives to grow revenue and operating margin and manage expenses prudently. We will continue to monitor the performance of this reporting unit to ensure no interim indications of possible impairment have occurred before our next annual goodwill impairment assessment in December 2025.

Loss Contingencies

We are subject to various proceedings, lawsuits and claims arising in the normal course of our business. We determine whether to disclose and/or accrue for loss contingencies based on our assessment of whether the potential loss is estimable, probable, reasonably possible or remote.

Judgments and uncertainties — We periodically review claims and legal proceedings and assess whether we have potential financial exposure based on consultation with internal and outside legal counsel and other advisors. If the likelihood of an adverse outcome from any claim or legal proceeding is probable and the amount can be reasonably estimated, we record a liability on our Consolidated Balance Sheets for the estimated amount. If the likelihood of an adverse outcome is reasonably possible, but not probable, we provide disclosures related to the potential loss contingency. Our assumptions related to loss contingencies are inherently subjective.

Effect if actual results differ from assumptions — We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine loss contingencies. However, if facts and circumstances change in the future that change our belief regarding assumptions used to determine our estimates, we may be exposed to a loss that could be material.

Income Taxes

We record deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. We assess the likelihood that our deferred tax assets will be recovered from future taxable income or other tax planning strategies. To the extent that we believe that recovery is not likely, we must establish a valuation allowance to reduce the deferred tax assets to the amount we estimate will be recoverable.

Our income tax provisions are based on assumptions and calculations which will be subject to examination by various tax authorities. We record tax benefits for positions in which we believe are more likely than not of being sustained under such examinations. We assess the potential outcome of such examinations to determine the adequacy of our income tax accruals.

Judgments and uncertainties — We consider accounting for income taxes critical because management is required to make significant judgments in determining our provision for income taxes, our deferred tax assets and liabilities, and our future taxable income for purposes of assessing our ability to realize any future benefit from our deferred tax assets. These judgments and estimates are affected by our expectations of future taxable income, mix of earnings among different taxing jurisdictions, and timing of the reversal of deferred tax assets and liabilities.

We also use our judgment to determine whether it is more likely than not that we will sustain positions that we have taken on tax returns and, if so, the amount of benefit to initially recognize within our financial statements. We review our uncertain tax positions and adjust our unrecognized tax benefits in light of changes in facts and circumstances, such as changes in tax law, interactions with taxing authorities and developments in case law. These adjustments to our unrecognized tax benefits may affect our income tax expense. Settlement of uncertain tax positions may require use of our cash. At December 31, 2024, $42.9 million was recorded for uncertain tax benefits, including interest and penalties, of which it is reasonably possible that up to $15.8 million of our unrecognized tax benefit may change within the next twelve months.

Effect if actual results differ from assumptions — Although management believes that the judgments and estimates discussed herein are reasonable, actual results could differ, and we may be exposed to increases or decreases in income tax expense that could be material.

Purchase Accounting for Acquisitions

We account for acquisitions under Accounting Standards Codification 805, Business Combinations. In general, the acquisition method of accounting requires companies to record assets acquired and liabilities assumed at their respective fair market values at the date of acquisition. We primarily estimate fair value of identified intangible assets using discounted cash flow analyses based on market participant based inputs. Any amount of the purchase price paid that is in excess of the estimated fair values of net assets acquired is recorded in the line item Goodwill in our Consolidated Balance Sheets. Transaction costs, as well as costs to reorganize acquired companies, are expensed as incurred in our Consolidated Statements of Income.

Judgments and uncertainties — We consider accounting for business combinations critical because management's judgment is used to determine the estimated fair values assigned to assets acquired and liabilities assumed and amortization periods for intangible assets which can materially affect our results of operations.

Effect if actual results differ from assumptions — Although management believes that the judgments and estimates discussed herein are reasonable, actual results could differ and we may be exposed to an impairment charge if we are unable to recover the value of the recorded net assets.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of our business, we are exposed to market risk, primarily from changes in foreign currency exchange rates and interest rates that could impact our results of operations and financial position. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments, such as interest rate swaps, to hedge certain of these exposures. We use derivative financial instruments as risk management tools and not for speculative or trading purposes.

Foreign Currency Exchange Rate Risk

A substantial majority of our revenue, expense and capital expenditure activities are transacted in U.S. dollars. However, we do transact business in other currencies, primarily the Australian dollar, the Canadian dollar, the British pound, the Brazilian real, the Chilean peso, the Argentine peso and the Euro. For most of these foreign currencies, we are a net recipient, and, therefore, benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currencies in which we transact significant amounts of business.

We are required to translate, or express in U.S. dollars, the assets and liabilities of our foreign subsidiaries that are denominated or measured in foreign currencies at the applicable year-end rate of exchange on our Consolidated Balance Sheets and income statement items of our foreign subsidiaries at the average rates prevailing during the year. We record the resulting translation adjustment, and gains and losses resulting from the translation of intercompany balances of a long-term investment nature within other comprehensive income, as a component of our shareholders' equity. Foreign currency transaction gains and losses, which have historically been immaterial, are recorded on our Consolidated Statements of Income. We generally do not mitigate the risks associated with fluctuating exchange rates, although we may from time to time through forward contracts or other derivative instruments hedge a portion of our translational foreign currency exposure or exchange rate risks associated with material transactions which are denominated in a foreign currency.

For the year ended December 31, 2024, a 10% weaker U.S. dollar against the currencies of all foreign countries in which we had operations during 2024 would have increased our revenue by $134.4 million and our pre-tax operating profit by $13.3 million. For the year ended December 31, 2023, a 10% weaker U.S. dollar against the currencies of all foreign countries in which we had operations during 2023 would have increased our revenue by $116.0 million and our pre-tax operating profit by $9.9 million. A 10% stronger U.S. dollar would have resulted in similar decreases to our revenue and pre-tax operating profit for 2024 and 2023.

On average across our mix of international businesses, foreign currencies at December 31, 2024 were weaker against the U.S. dollar than the average foreign exchange rates that prevailed across the full year 2023. As a result, if foreign exchange rates were unchanged throughout 2024, foreign exchange translation would increase growth as reported in U.S. dollars. As foreign exchange rates change daily, there can be no assurance that foreign exchange rates will remain constant throughout 2025, and rates could go either higher or lower.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates to our variable-rate commercial paper and Revolver borrowings. We attempt to achieve the lowest all-in weighted-average cost of debt while simultaneously taking into account the mix of our fixed- and variable-rate debt and the average life and scheduled maturities of our debt. At December 31, 2024, our weighted average cost of debt was 4.1% and weighted-average life of debt was 4.36 years. At December 31, 2024, 94% of our debt was fixed-rate and the remaining 6% was variable-rate. Occasionally, we use derivatives to manage our exposure to changes in interest rates by entering into interest rate swaps. A 100 basis point increase in the weighted-average interest rate on our variable-rate debt would have increased our 2024 interest expense by $2.9 million.

Based on the amount of outstanding variable-rate debt, we have exposure to interest rate risk. In the future, if our mix of fixed-rate and variable-rate debt were to change due to additional borrowings under existing or new variable-rate debt, we could have additional exposure to interest rate risk. The nature and amount of our long-term and short-term debt, as well as the proportionate amount of fixed-rate and variable-rate debt, can be expected to vary as a result of future business requirements, market conditions and other factors.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Equifax Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Equifax Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Equifax Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), cash flows and shareholders' equity and accumulated other comprehensive loss for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) and our report dated February 20, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Atlanta, Georgia
February 20, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Equifax Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Equifax Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), cash flows and shareholders' equity and accumulated other comprehensive loss for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 20, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Goodwill impairment test for the Asia Pacific reporting unit

Description of the Matter

At December 31, 2024, the Company's goodwill was $6.5 billion and the goodwill attributed to the Asia Pacific reporting unit was $1.3 billion. As discussed in Note 4 of the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level. The Company's goodwill is initially assigned to its reporting units as of the acquisition date. The Company determined that a quantitative impairment test was required for the Asia Pacific reporting unit. Therefore, the Company determined the fair value of this reporting unit as of the annual goodwill impairment testing date.

In relation to the limited excess fair value of the Asia Pacific reporting unit over the carrying value of the net assets of the reporting unit, auditing management's annual goodwill impairment test for the Asia Pacific reporting unit required judgement due to the estimation required in determining the fair value of the reporting unit. In particular, the fair value estimate was sensitive to significant assumptions such as the revenue growth rate, projected EBITDA margins, long-term growth rate, and weighted average cost of capital, which are affected by expectations about future market or economic conditions and the economic performance of the Asia Pacific reporting unit.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process to quantitatively test the Company's Asia Pacific reporting unit's goodwill balance for impairment including among others, controls related to management's review of the significant assumptions described above and resulting fair value for the Asia Pacific reporting unit.

To test the estimated fair value of the Asia Pacific reporting unit used in the annual goodwill impairment test, we performed audit procedures that included, among others, assessing the methodologies used to determine the fair value of the Asia Pacific reporting unit, testing the significant assumptions discussed above and testing the underlying data used by the Company in its analysis. We compared the significant assumptions used by management to historical results and current industry and economic trends. We also evaluated any identified contrary evidence, assessed the historical accuracy of management's estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the reporting unit that would result from changes in the assumptions. In addition, we utilized more experienced members of the audit team and involved our internal valuation specialists to assist in the evaluation and testing of the significant valuation assumptions discussed above.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.

Atlanta, Georgia
February 20, 2025

CONSOLIDATED STATEMENTS OF INCOME

(In millions, except per share amounts)	Twelve Months Ended December 31,					
		2024		2023		2022
Operating revenue	$	**5,681.1**	$	5,265.2	$	5,122.2
Operating expenses:						
Cost of services (exclusive of depreciation and amortization below)		**2,518.7**		2,335.1		2,177.2
Selling, general and administrative expenses		**1,450.5**		1,385.7		1,328.9
Depreciation and amortization		**669.8**		610.8		560.1
Total operating expenses		**4,639.0**		4,331.6		4,066.2
Operating income		**1,042.1**		933.6		1,056.0
Interest expense		**(229.1)**		(241.4)		(183.0)
Other (expense) income, net		**(2.5)**		25.7		56.7
Consolidated income before income taxes		**810.5**		717.9		929.7
Provision for income taxes		**(203.2)**		(166.2)		(229.5)
Consolidated net income		**607.3**		551.7		700.2
Less: Net income attributable to noncontrolling interests including redeemable noncontrolling interests		**(3.2)**		(6.4)		(4.0)
Net income attributable to Equifax	$	**604.1**	$	545.3	$	696.2
Basic earnings per common share:						
Net income attributable to Equifax	$	**4.88**	$	4.44	$	5.69
Weighted-average shares used in computing basic earnings per share		**123.8**		122.9		122.4
Diluted earnings per common share:						
Net income attributable to Equifax	$	**4.84**	$	4.40	$	5.65
Weighted-average shares used in computing diluted earnings per share		**124.9**		123.9		123.3
Dividends per common share	$	**1.56**	$	1.56	$	1.56

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Twelve Months Ended December 31,

(In millions)

	2024			2023			2022		
	Equifax Shareholders	Noncontrolling Interests including Redeemable Noncontrolling Interests	Total	Equifax Shareholders	Noncontrolling Interests including Redeemable Noncontrolling Interests	Total	Equifax Shareholders	Noncontrolling Interests including Redeemable Noncontrolling Interests	Total
Net income	$ 604.1	$ 3.2	$ 607.3	$ 545.3	$ 6.4	$ 551.7	$ 696.2	$ 4.0	$ 700.2
Other comprehensive (loss) income:									
Foreign currency translation adjustment	(291.7)	(29.3)	(321.0)	42.6	(0.5)	42.1	(176.8)	(0.8)	(177.6)
Change in unrecognized prior service cost related to our pension and other postretirement benefit plans, net	0.1	—	0.1	(0.2)	—	(0.2)	(1.5)	—	(1.5)
Change in cumulative gain from cash flow hedging transactions, net	0.1	—	0.1	0.1	—	0.1	—	—	—
Other comprehensive (loss) income	(291.5)	(29.3)	(320.8)	42.5	(0.5)	42.0	(178.3)	(0.8)	(179.1)
Comprehensive income (loss)	$ 312.6	$ (26.1)	$ 286.5	$ 587.8	$ 5.9	$ 593.7	$ 517.9	$ 3.2	$ 521.1

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(In millions, except par values)	December 31, 2024		December 31, 2023	
ASSETS				
Current assets:				
Cash and cash equivalents	$	169.9	$	216.8
Trade accounts receivable, net of allowance for doubtful accounts of $16.9 and $16.7 at December 31, 2024 and 2023, respectively		957.6		908.2
Prepaid expenses		134.9		142.5
Other current assets		98.2		88.8
Total current assets		1,360.6		1,356.3
Property and equipment:				
Capitalized internal-use software and system costs		2,817.5		2,541.0
Data processing equipment and furniture		229.6		247.9
Land, buildings and improvements		285.0		272.9
Total property and equipment		3,332.1		3,061.8
Less accumulated depreciation and amortization		(1,440.2)		(1,227.8)
Total property and equipment, net		1,891.9		1,834.0
Goodwill		6,547.8		6,829.9
Indefinite-lived intangible assets		94.7		94.8
Purchased intangible assets, net		1,521.0		1,858.8
Other assets, net		343.4		306.2
Total assets	$	11,759.4	$	12,280.0
LIABILITIES AND EQUITY				
Current liabilities:				
Short-term debt and current maturities of long-term debt	$	687.7	$	963.4
Accounts payable		138.2		197.6
Accrued expenses		251.1		245.1
Accrued salaries and bonuses		215.8		168.7
Deferred revenue		115.5		109.5
Other current liabilities		403.2		334.7
Total current liabilities		1,811.5		2,019.0
Long-term debt		4,322.8		4,747.8
Deferred income tax liabilities, net		351.6		474.9
Long-term pension and other postretirement benefit liabilities		106.7		100.1
Other long-term liabilities		247.2		250.7
Total liabilities		6,839.8		7,592.5
Commitments and Contingencies (see Note 6)				
Redeemable noncontrolling interests		105.2		135.1
Equifax shareholders' equity:				
Preferred stock, $0.01 par value: Authorized shares - 10.0; Issued shares - none		—		—
Common stock, $1.25 par value: Authorized shares - 300.0; Issued shares - 189.3 at December 31, 2024 and 2023; Outstanding shares - 124.0 and 123.3 at December 31, 2024 and 2023, respectively		236.6		236.6
Paid-in capital		1,915.2		1,761.3
Retained earnings		6,018.6		5,608.6
Accumulated other comprehensive loss		(722.7)		(431.2)
Treasury stock, at cost, 64.7 shares and 65.4 shares at December 31, 2024 and 2023, respectively		(2,644.9)		(2,635.3)
Stock held by employee benefits trusts, at cost, 0.6 shares at December 31, 2024 and 2023		(5.9)		(5.9)
Total Equifax shareholders' equity		4,796.9		4,534.1
Noncontrolling interests		17.5		18.3
Total shareholders' equity		4,814.4		4,552.4
Total liabilities, redeemable noncontrolling interests, and shareholders' equity	$	11,759.4	$	12,280.0

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Twelve Months Ended December 31,		
	2024	2023	2022
Operating activities:			
Consolidated net income	$ **607.3**	$ 551.7	$ 700.2
Adjustments to reconcile consolidated net income to net cash provided by operating activities:			
Depreciation and amortization	**680.6**	619.8	568.6
Stock-based compensation expense	**81.6**	71.8	62.6
Deferred income taxes	**(66.9)**	(70.2)	88.1
Gain on fair market value adjustment and gain on sale of equity investments	**—**	(13.8)	(36.8)
Changes in assets and liabilities, excluding effects of acquisitions:			
Accounts receivable, net	**(66.3)**	(23.3)	(138.6)
Other assets, current and long-term	**(29.5)**	(13.0)	(22.4)
Current and long-term liabilities, excluding debt	**117.7**	(6.2)	(464.6)
Cash provided by operating activities	**1,324.5**	1,116.8	757.1
Investing activities:			
Capital expenditures	**(511.5)**	(601.3)	(624.5)
Acquisitions, net of cash acquired	**—**	(283.8)	(433.8)
Cash received from divestitures	**—**	6.9	98.8
Cash used in investing activities	**(511.5)**	(878.2)	(959.5)
Financing activities:			
Net short-term borrowings (payments)	**91.2**	(371.2)	242.2
Payments on long-term debt	**(1,445.6)**	(579.3)	(500.0)
Proceeds from issuance of long-term debt	**649.8**	872.9	749.3
Dividends paid to Equifax shareholders	**(193.2)**	(191.8)	(191.1)
Distributions paid to noncontrolling interests	**(4.6)**	(45.6)	(3.1)
Proceeds from exercise of stock options and employee stock purchase plan	**78.2**	32.3	16.9
Payment of taxes related to settlement of equity awards	**(16.8)**	(17.3)	(33.9)
Purchase of redeemable noncontrolling interests	**—**	—	(0.4)
Debt issuance costs	**(5.4)**	(6.2)	(6.2)
Cash (used in) provided by financing activities	**(846.4)**	(306.2)	273.7
Effect of foreign currency exchange rates on cash and cash equivalents	**(13.5)**	(0.8)	(10.8)
(Decrease) increase in cash and cash equivalents	**(46.9)**	(68.4)	60.5
Cash and cash equivalents, beginning of period	**216.8**	285.2	224.7
Cash and cash equivalents, end of period	$ **169.9**	$ 216.8	$ 285.2

See Notes to Consolidated Financial Statements.

61

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND ACCUMULATED OTHER COMPREHENSIVE LOSS

	Equifax Shareholders								
	Common Stock								
	Shares Outstanding	Amount	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Stock Held By Employee Benefits Trusts	Noncontrolling Interests	Total Shareholders' Equity
	(In millions, except per share values)								
Balance, December 31, 2021	122.1	$ 236.6	$1,536.7	$4,751.6	$ (295.4)	$ (2,639.2)	$ (5.9)	$ 16.8	$ 3,601.2
Net income	—	—	—	696.2	—	—	—	4.0	700.2
Other comprehensive loss	—	—	—	—	(178.3)	—	—	(0.8)	(179.1)
Shares issued under stock and benefit plans, net of minimum tax withholdings	0.4	—	(5.5)	—	—	(11.5)	—	—	(17.0)
Cash dividends ($1.56 per share)	—	—	—	(191.8)	—	—	—	—	(191.8)
Dividends paid to employee benefits trusts	—	—	0.7	—	—	—	—	—	0.7
Stock-based compensation expense	—	—	62.6	—	—	—	—	—	62.6
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	(3.1)	(3.1)
Purchases of noncontrolling and redeemable noncontrolling interests	—	—	(0.3)	—	—	—	—	(0.1)	(0.4)
Balance, December 31, 2022	122.5	236.6	1,594.2	5,256.0	(473.7)	(2,650.7)	(5.9)	16.8	3,973.3
Net income	—	—	—	545.3	—	—	—	4.9	550.2
Other comprehensive income (loss)	—	—	—	—	42.5	—	—	(0.5)	42.0
Shares issued under stock and benefit plans, net of minimum tax withholdings	0.3	—	19.1	—	—	(3.9)	—	—	15.2
Cash dividends ($1.56 per share)	—	—	—	(192.7)	—	—	—	—	(192.7)
Dividends paid to employee benefits trusts	—	—	0.9	—	—	—	—	—	0.9
Stock-based compensation expense	—	—	71.8	—	—	—	—	—	71.8
Shares issued in acquisition of Boa Vista Serviços	0.5	—	75.3	—	—	19.3	—	—	94.6
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	(2.8)	(2.8)
Other	—	—	—	—	—	—	—	(0.1)	(0.1)
Balance, December 31, 2023	123.3	236.6	1,761.3	5,608.6	(431.2)	(2,635.3)	(5.9)	18.3	4,552.4
Net income	**—**	**—**	**—**	**604.1**	**—**	**—**	**—**	**4.7**	**608.8**
Other comprehensive loss	**—**	**—**	**—**	**—**	**(291.5)**	**—**	**—**	**(0.9)**	**(292.4)**
Shares issued under stock and benefit plans, net of minimum tax withholdings	**0.7**	**—**	**71.4**	**—**	**—**	**(9.6)**	**—**	**—**	**61.8**
Cash dividends ($1.56 per share)	**—**	**—**	**—**	**(194.1)**	**—**	**—**	**—**	**—**	**(194.1)**
Dividends paid to employee benefits trusts	**—**	**—**	**0.9**	**—**	**—**	**—**	**—**	**—**	**0.9**
Stock-based compensation expense	**—**	**—**	**81.6**	**—**	**—**	**—**	**—**	**—**	**81.6**
Dividends paid to noncontrolling interests	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(4.6)**	**(4.6)**
Balance, December 31, 2024	**124.0**	**$ 236.6**	**$1,915.2**	**$6,018.6**	**$ (722.7)**	**$ (2,644.9)**	**$ (5.9)**	**$ 17.5**	**$ 4,814.4**

*At December 31, 2024, $520.2 million was authorized for future repurchases of our common stock.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated Other Comprehensive Loss consists of the following components:

	December 31,		
	2024	**2023**	**2022**
	(In millions)		
Foreign currency translation	$ **(718.4)**	$ (426.7)	$ (469.3)
Unrecognized prior service cost related to our pension and other postretirement benefit plans, net of accumulated tax of $1.1, $1.2 and $1.2 in 2024, 2023 and 2022, respectively	**(3.5)**	(3.6)	(3.4)
Cash flow hedging transactions, net of tax of $0.5, $0.5 and $0.6 in 2024, 2023 and 2022, respectively	**(0.8)**	(0.9)	(1.0)
Accumulated other comprehensive loss	$ **(722.7)**	$ (431.2)	$ (473.7)

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As used herein, the terms Equifax, the Company, we, our and us refer to Equifax Inc., a Georgia corporation, and its consolidated subsidiaries as a combined entity, except where it is clear that the terms mean only Equifax Inc.

Nature of Operations. We collect, organize and manage various types of financial, demographic, employment, criminal justice data and marketing information. Our products and services enable businesses to make credit and service decisions, manage their portfolio risk, automate or outsource certain payroll-related, tax and human resources business processes, and develop marketing strategies concerning consumers and commercial enterprises. We serve customers across a wide range of industries, including the financial services, mortgage, retail, telecommunications, utilities, automotive, brokerage, healthcare and insurance industries, as well as government agencies. We also enable consumers to manage and protect their financial health through a portfolio of products offered directly to consumers. As of December 31, 2024, we operated in the following countries: Argentina, Australia, Brazil, Canada, Chile, Costa Rica, Dominican Republic, Ecuador, El Salvador, Honduras, India, Ireland, Mexico, New Zealand, Paraguay, Peru, Portugal, Spain, the U.K., Uruguay, and the U.S. We also have investments in consumer and/or commercial credit information companies through joint ventures in Brazil, Cambodia, Malaysia and Singapore.

We develop, maintain and enhance secured proprietary information databases through the compilation of consumer specific data, including credit, income, employment, criminal justice data, asset, liquidity, net worth and spending activity, and business data, including credit and business demographics, that we obtain from a variety of sources, such as credit granting institutions, payroll processors, and income and tax information primarily from large to mid-sized companies in the U.S. We process this information utilizing our proprietary information management systems. We also provide information, technology and services to support debt collections and recovery management.

Basis of Consolidation. Our Consolidated Financial Statements and the accompanying notes, which are prepared in accordance with U.S. generally accepted accounting principles, or GAAP, include Equifax and all its subsidiaries. We consolidate all majority-owned and controlled subsidiaries as well as variable interest entities in which we are the primary beneficiary. Other parties' interests in consolidated entities are reported as redeemable noncontrolling interests or noncontrolling interests. We use the equity method of accounting for investments in which we are able to exercise significant influence. Non-consolidated equity investments are recorded at fair value when readily determinable or at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions when the fair value of the investment is not readily determinable. All intercompany transactions and balances are eliminated.

Our Consolidated Financial Statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the periods presented and are of a normal recurring nature.

Segments. We manage our business and report our financial results through the following three reportable segments, which are our operating segments:

- Workforce Solutions
- U.S. Information Solutions (USIS)
- International

Workforce Solutions is our largest reportable segment with 43% of total operating revenue for 2024. Our most significant foreign operations are located in Australia, the U.K. and Canada.

Use of Estimates. The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions in accordance with GAAP. Accordingly, we make these estimates and assumptions after exercising judgment. We believe that the estimates and assumptions inherent in our Consolidated Financial Statements are reasonable, based upon information available to us at the time they are made, including the consideration of events that have occurred up until the point these Consolidated Financial Statements have been filed. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Revenue Recognition and Deferred Revenue. In accordance with Accounting Standards Codification ("ASC") 606, "Revenue from Contracts with Customers," we recognize revenue when a performance obligation has been satisfied by transferring a promised good or service to a customer and the customer obtains control of the good or service. In order to recognize revenue, we note that the two parties must have an agreement that creates enforceable rights, the performance obligations must be distinct and the transaction price can be determined. Our revenue is derived from the provision of information services to our customers on a transactional basis, in which distinct services are delivered over time as the customer simultaneously receives and consumes the benefits of the services delivered. To measure our performance over time, the output method is utilized to measure the value to the customer based on the transfer to date of the services promised, with no rights of return once consumed. In these cases, revenue on transactional contracts with a defined price but an undefined quantity is recognized utilizing the right to invoice expedient resulting in revenue being recognized when the service is provided and billed. Additionally, multi-year contracts with defined pricing but an undefined quantity that utilize tier pricing would be defined as a series of distinct performance obligations satisfied over time utilizing the same method of measurement, the output method, with no rights of return once consumed. This measurement method is applied on a monthly basis resulting in revenue being recognized when the service is provided and billed.

Additionally, we recognize revenue from subscription-based contracts under which a customer pays a preset fee for a predetermined or unlimited number of transactions or services provided during the subscription period, generally one year. Revenue from subscription-based contracts having a preset number of transactions is recognized as the services are provided, using an effective transaction rate as the actual transactions are delivered. Any remaining revenue related to unfulfilled units is not recognized until the end of the related contract's subscription period. Revenue from subscription-based contracts having an unlimited volume is recognized ratably during the contract term. Multi-year subscription contracts are analyzed to determine the full contract transaction price over the term of the contract and the subsequent price is ratably recognized over the full term of the contract.

Revenue is recorded net of sales taxes.

If at the outset of an arrangement, we determine that collectability is not reasonably assured, revenue is deferred until the earlier of when collectability becomes probable or the receipt of payment from the customer. If there is uncertainty as to the customer's acceptance of the performance obligation, revenue is not recognized until the earlier of receipt of customer acceptance or expiration of the acceptance period.

We sell certain offerings that contain multiple performance obligations. These obligations may include consumer or commercial information, file updates for certain solutions, services provided by our decisioning technologies personnel, training services, statistical models and other services. In order to account for each of these obligations separately, the delivered promises within our contracts must meet the criterion to be considered distinct performance obligations to our customer. If we determine that the arrangement does not contain separate distinct obligations, the performance obligations are bundled together until a distinct obligation is achieved. This may lead to the arrangement consideration being recognized as the final contract obligation is delivered to our customer or ratably over the term of the contract.

Some of our arrangements with multiple performance obligations involve the delivery of services generated by a combination of services provided by one or more of our operating segments. No individual information service impacts the value or usage of other information services included in an arrangement and each service can be sold alone or, in most cases, purchased from another vendor without affecting the quality of use or value to the customer of the other information services included in the arrangement. Some of our products require the installation of interfaces or platforms by our technology personnel that allow our customers to interact with our proprietary information databases. These installation services do not meet the requirement for being distinct, thus any related installation fees are deferred when billed and are recognized over the expected period that the customer will benefit from the related services. Revenue from the delivery of one-time files and models is recognized as the service is provided and accepted, assuming all other revenue recognition criteria are met. The direct costs of installation of a customer are capitalized and amortized over the useful life of the identifiable asset.

We record revenue on a net basis for those sales in which we have in substance acted as an agent or broker in the transaction and therefore do not have control.

In certain instances within our debt collections and recovery management services in our International operating segment and certain tax management services within our Workforce Solutions operating segment, variable consideration is constrained due to the fact that the revenue is contingent on a particular outcome. Within our debt collections and recovery management businesses, revenue is calculated as a percentage of debt collected on behalf of the customer and, as such, is primarily recognized when the debt is collected assuming all other revenue recognition criteria are met. Within our Workforce Solutions operating segment, the fees for certain of our tax credits and incentives revenue are based on a percentage of the credit delivered to our clients. Revenue for these arrangements is recognized based on the achievement of milestones, upon calculation of the credit, approval from a regulatory agency or when the credit is utilized by our client, depending on the provisions of the client contract.

Certain costs incurred prior to the satisfaction of a performance obligation are deferred as contract costs and are amortized on a systematic basis consistent with the pattern of transfer of the related goods and services. These costs generally consist of labor costs directly relating to the implementation and setup of the contract.

Judgments and Uncertainties – Each performance obligation within a contract must be considered separately to ensure that appropriate accounting is performed for these distinct goods or services. These considerations include assessing the price at which the element is sold compared to its standalone selling price; concluding when the element will be delivered; evaluating collectability; and determining whether any contingencies exist in the related customer contract that impact the prices paid to us for the services.

Contract Balances – The contract balances are generated when revenue recognized varies from billing in a given period. A contract asset is created when an entity transfers a good or service to a customer and recognizes more revenue than what has been billed. As of December 31, 2024, the contract asset balance was $18.9 million. A contract liability is created when an entity transfers a good or service to a customer and recognizes less than what has been billed. Deferred revenue is recognized when we have an obligation to transfer goods or services to a customer and have already received consideration from the customer. We generally expect to recognize our deferred revenue as revenue within twelve months of being recorded based on the terms of the contracts.

Remaining Performance Obligation – We have elected to disclose only the remaining performance obligations for those contracts with an expected duration of greater than 1 year and do not disclose the value of remaining performance obligations for contracts in which we recognize revenue at the amount to which we have the right to invoice. We expect to recognize as revenue the following amounts related to our remaining performance obligations as of December 31, 2024, inclusive of the foreign exchange impact:

Performance Obligation	Balance
	(In millions)
Less than 1 year	$ 32.8
1 to 3 years	36.4
3 to 5 years	19.3
Thereafter	13.4
Total remaining performance obligation	$ 101.9

Cost of Services. Cost of services consist primarily of (1) data acquisition, royalty fees and revenue share, which represents the cost of amounts owed to our partners for records utilized; (2) costs to collect information to update and maintain our proprietary databases; (3) costs to develop and maintain product application fulfillment platforms; (4) costs to provide consumer and customer support, including call centers; (5) hardware and software expense associated with transaction processing systems; (6) telecommunication, cloud computing and computer network expense; and (7) occupancy costs associated with facilities where these functions are performed by Equifax employees.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of personnel-related costs including sales incentives, corporate costs, fees for professional and consulting services, advertising costs, restructuring costs and other costs of administration.

Advertising. Advertising costs, which are expensed as incurred, totaled $60.7 million, $67.0 million and $70.1 million during 2024, 2023 and 2022, respectively.

Stock-Based Compensation. We recognize the cost of stock-based payment transactions in the financial statements over the period services are rendered according to the fair value of the stock-based awards issued. When employees are identified as retirement eligible and are not required to render additional services to receive the award, the associated expense is recorded at the time of grant. All of our stock-based awards, which are stock options and nonvested stock, are classified as equity instruments.

Income Taxes. We account for income taxes under the liability method. We record deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities. We assess whether it is more likely than not that we will generate sufficient taxable income to realize our deferred tax assets. We record a valuation allowance, as necessary, to reduce our deferred tax assets to the amount of future tax benefit that we estimate is more likely than not to be realized. Our accounting policy election with respect to Global Intangible Low-Taxed Income ("GILTI") is to account for the tax in the period the tax is incurred.

We record tax benefits for positions that we believe are more likely than not of being sustained under audit examinations. We assess the potential outcome of such examinations to determine the adequacy of our income tax accruals. We recognize interest and penalties accrued related to unrecognized tax benefits in the provision for income taxes on our Consolidated Statements of Income. We adjust our income tax provision during the period in which we determine that the actual results of the examinations may differ from our estimates or when statutory terms expire. Changes in tax laws and rates are reflected in our income tax provision in the period in which they are enacted.

Earnings Per Share. Our basic earnings per share, or EPS, is calculated as net income attributable to Equifax divided by the weighted-average number of common shares outstanding during the reporting period. Diluted EPS is calculated to reflect the potential dilution that would occur if stock options or other contracts to issue common stock were exercised and resulted in additional common shares outstanding. The net income amounts used in both our basic and diluted EPS calculations are the same. A reconciliation of the weighted-average outstanding shares used in the two calculations is as follows:

	Twelve Months Ended December 31,		
	2024	**2023**	**2022**
	(In millions)		
Weighted-average shares outstanding (basic)	**123.8**	122.9	122.4
Effect of dilutive securities:			
Stock options and restricted stock units	**1.1**	1.0	0.9
Weighted-average shares outstanding (diluted)	**124.9**	123.9	123.3

For the twelve months ended December 31, 2024, stock options with an anti-dilutive effect were not material. For the twelve months ended December 31, 2023 and 2022, 0.7 million and 0.6 million stock options were anti-dilutive and therefore excluded from this calculation, respectively.

Cash Equivalents. We consider all highly-liquid investments with an original maturity of three months or less to be cash equivalents.

Trade Accounts Receivable and Allowance for Doubtful Accounts. Accounts receivable are stated at cost and are due in less than a year. Significant payment terms for customers are identified in the contract. We do not recognize interest income on our trade accounts receivable. Additionally, we generally do not require collateral from our customers related to our trade accounts receivable.

The allowance for doubtful accounts is based on management's estimate for expected credit losses for outstanding trade accounts receivables. We determine expected credit losses based on historical write-off experience, an analysis of the aging of outstanding receivables, customer payment patterns, the establishment of specific reserves for customers in an adverse financial condition and adjusted based upon our expectations of changes in macroeconomic conditions that may impact the collectability of outstanding receivables. We reassess the adequacy of the allowance for doubtful accounts each reporting period. Increases to the allowance for doubtful accounts are recorded as bad debt expense, which are included in selling, general and administrative expenses on the accompanying Consolidated Statements of Income. Below is a rollforward of our allowance for doubtful accounts for the twelve months ended December 31, 2024 and 2023:

	Twelve Months Ended December 31,			
		2024		**2023**
		(In millions)		
Allowance for doubtful accounts, beginning of period	$	**16.7**	$	19.1
Current period bad debt expense		**15.3**		11.4
Write-offs, net of recoveries		**(15.1)**		(13.8)
Allowance for doubtful accounts, end of period	$	**16.9**	$	16.7

Other Current Assets. Other current assets on our Consolidated Balance Sheets primarily include amounts receivable from tax authorities and related to vendor rebates. As of December 31, 2024 and 2023, these assets were approximately $39.4 million and $40.9 million, respectively. Additionally, other current assets include amounts in specifically designated accounts that hold the funds that are due to customers from our debt collection and recovery management services. As of December 31, 2024 and 2023, these assets were approximately $48.3 million and $34.5 million, respectively, with a corresponding balance in other current liabilities. These amounts are restricted as to their current use and will be released according to the specific customer agreements.

Long-Lived Assets. Property and equipment are stated at cost less accumulated depreciation and amortization. The cost of additions is capitalized. Property and equipment are depreciated on a straight-line basis over the assets' estimated useful lives, which are generally three to seven years for data processing equipment and capitalized internal-use software and systems costs. Leasehold improvements are depreciated over the shorter of their estimated useful lives or lease terms that are reasonably assured. Buildings are depreciated over the shorter of their estimated useful lives or a forty-year period. Other fixed assets are depreciated over three to seven years. Upon sale or retirement of an asset, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is recognized and included in income from operations on the Consolidated Statements of Income with the classification of any gain or loss dependent on the characteristics of the asset sold or retired.

Certain internal-use software and system development costs are capitalized. Accordingly, the specifically identified costs incurred to develop or obtain software, which is intended for internal use, are not capitalized until the preliminary project stage is completed and management, with the relevant authority, authorizes and commits to funding a software project and it is probable that the project will be completed and the software will be used to perform the function intended. Costs incurred during a software development project's preliminary stage and post-implementation stage are expensed as incurred. Application development activities that are eligible for capitalization include software design and configuration, development of interfaces, coding, testing and installation. Capitalized internal-use software and systems costs are subsequently amortized on a straight-line basis generally over a three- to seven-year period after project completion and when the related software or system is ready for its intended use.

Depreciation and amortization expense related to property and equipment was $408.7 million, $360.1 million and $323.4 million during the twelve months ended December 31, 2024, 2023 and 2022, respectively.

Impairment of Long-Lived Assets. We monitor the status of our long-lived assets in order to determine if conditions exist or events and circumstances indicate that an asset group may be impaired in that its carrying amount may not be recoverable. Significant factors that are considered that could be indicative of impairment include: changes in business strategy, market conditions or the manner in which an asset group is used; underperformance relative to historical or expected future operating results; and negative industry or economic trends. If potential indicators of impairment exist, we estimate recoverability based on the asset group's ability to generate cash flows greater than the carrying value of the asset group. We estimate the undiscounted future cash flows arising from the use and eventual disposition of the related long-lived asset group. If the carrying value of the long-lived asset group exceeds the estimated future undiscounted cash flows, an impairment loss is recorded based on the amount by which the asset group's carrying amount exceeds its fair value. We utilize estimates of discounted future cash flows to determine the asset group's fair value. We did not record any material impairment losses of long-lived assets in any of the periods presented.

Goodwill and Indefinite-Lived Intangible Assets. Goodwill represents the cost in excess of the fair value of the net assets of acquired businesses. Goodwill is not amortized. We are required to test goodwill for impairment at the reporting unit level on an annual basis and on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. We performed our annual goodwill impairment test as of December 1. During the fourth quarter of 2023, the Company voluntarily changed its goodwill and indefinite-lived intangible asset annual impairment test date from September 30 to December 1.

Under ASC 350, we have an option to perform a "qualitative" assessment of our reporting units to determine whether further impairment testing is necessary. For reporting units that we determine meet these criteria, we perform a qualitative assessment. In this qualitative assessment, we consider the following items for each of the reporting units: macroeconomic conditions, industry and market conditions, overall financial performance and other entity specific events. In addition, for each of these reporting units, we assess whether the most recent fair value determination results in an amount that exceeds the carrying amount of the reporting units. Based on these assessments, we determine whether the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is not more likely than not. If it is determined it is not more likely than not, no further testing is required. If further testing is required, we continue with the quantitative impairment test.

In analyzing goodwill for potential impairment in the quantitative impairment test, we use the market approach, when available and appropriate, or a combination of the income and market approaches to estimate the reporting unit's fair value. Under the income approach, we calculate the fair value of a reporting unit based on estimated future discounted cash flows which require assumptions about short and long-term revenue growth rates, operating margins for the reporting unit, discount rates, foreign currency exchange rates and estimates of capital expenditures. The assumptions we use are based on what we believe a hypothetical marketplace participant would use in estimating fair value. Under the market approach, we estimate the fair value based on market multiples of earnings before income taxes, depreciation and amortization, for benchmark companies or guideline transactions. If the fair value of a reporting unit exceeds its carrying value, then no further testing is required. However, if a reporting unit's fair value were to be less than its carrying value, we would then determine the amount of the impairment charge, if any, which would be the amount that the carrying value of the reporting unit exceeded its fair value, limited to the amount of goodwill allocated to the reporting unit.

Indefinite-lived reacquired rights represent the value of rights which we had granted to various affiliate credit reporting agencies that were reacquired in the U.S. and Canada. A portion of our reacquired rights are perpetual in nature and, therefore, the useful lives are considered indefinite in accordance with the accounting guidance in place at the time of the acquisitions. Indefinite-lived intangible assets are not amortized. We are required to test indefinite-lived intangible assets for impairment annually and whenever events and circumstances indicate that there may be an impairment of the asset value. We performed our annual indefinite-lived intangible asset impairment test as of December 1. We perform the impairment test for our indefinite-lived intangible assets by first assessing qualitative factors to determine whether it is necessary to perform a quantitative impairment test. If the qualitative assessment indicates that we need to perform a quantitative impairment test, we compare the asset's fair value to its carrying value. We estimate the fair value based on projected discounted future cash flows. An impairment charge is recognized if the asset's estimated fair value is less than its carrying value.

We completed our annual impairment testing for goodwill and indefinite-lived intangible assets during the twelve months ended December 31, 2024, 2023 and 2022 and we determined that there was no impairment in any of these years.

Purchased Intangible Assets. Purchased intangible assets represent the estimated acquisition date fair value of acquired intangible assets used in our business. Purchased data files represent the estimated fair value of consumer and commercial data files acquired through our acquisitions of various companies, including a fraud and identity solutions provider and independent credit reporting agencies in the U.S., Australia, Brazil, Canada, and Dominican Republic. We expense the cost of modifying and updating credit files in the period such costs are incurred. We amortize purchased data files, which primarily consist of acquired credit files, on a straight-line basis. All of our other purchased intangible assets are also amortized on a straight-line basis.

Asset	Useful Life
	(In years)
Purchased data files	5 to 15
Acquired software and technology	3 to 8
Non-compete agreements	3 to 15
Proprietary database	6 to 15
Customer relationships	3 to 25
Trade names	2 to 17

Other Assets. Other assets on our Consolidated Balance Sheets primarily represent our investments in unconsolidated affiliates, the Company's operating lease right-of-use assets, employee benefit trust assets, assets related to life insurance policies covering certain officers of the Company and long-term deferred tax assets.

Equity Investment. On August 7, 2023, we purchased the remaining interest of our equity investment in Boa Vista Serviços S.A. ("BVS"), a consumer and commercial credit information bureau in Brazil. Up until the date of acquisition, we recorded this equity investment within Other Assets at fair value, using observable Level 1 inputs. The carrying value of the investment was adjusted to $88.9 million as of the close date, August 7, 2023 based on quoted market prices, resulting in a gain of $7.0 million for the twelve months December 31, 2023. The carrying value of the investment was $74.5 million as of December 31, 2022, resulting in an unrealized gain of $13.3 million for the twelve months ended December 31, 2022. All gains or losses on this investment were recorded in Other Income (Expense), Net within the Consolidated Statements of Income.

During the second quarter of 2023, in addition to the BVS activity mentioned above, we sold our interest in a separate equity investment. The overall sale proceeds exceeded the total carrying value of the investment, and we recorded a gain of

$6.2 million in Other Income (Expense), Net within the Consolidated Statements of Income. During the second quarter of 2022, we sold our interest in two other equity investments. The overall sale proceeds exceeded the total carrying value of the investments, and we recorded a total gain of $27.5 million recorded in Other Income (Expense), Net within the Consolidated Statements of Income. We previously had a joint venture in Russia that offered consumer credit services; however, during the third quarter of 2022, we completed the sale of this equity method investment. All unrealized gains or losses on these investments were recorded in Other Income (Expense), Net within the Consolidated Statements of Income.

Other Current Liabilities. Other current liabilities on our Consolidated Balance Sheets consist of the current portion of our operating lease liabilities and various accrued liabilities such as accrued employee benefits, interest expense, insurance expense, and income taxes. Other current liabilities also include accrued revenue share of $99.4 million and $79.6 million as of December 31, 2024 and 2023, respectively, which represents accruals for royalty costs associated with records utilized. Other current liabilities also include the offset to other current assets related to amounts in specifically designated accounts that hold the funds that are due to customers from our debt collection and recovery management services. These funds were approximately $48.3 million and $34.5 million as of December 31, 2024 and 2023, respectively. These amounts are restricted as to their current use and will be released according to the specific customer agreements.

Benefit Plans. We sponsor various pension and defined contribution plans. We also maintain certain healthcare and life insurance benefit plans for eligible retired U.S. employees. Benefits under the pension and other postretirement benefit plans are generally based on age at retirement and years of service and for some pension plans, benefits are also based on the employee's annual earnings. The net periodic cost of our pension and other postretirement plans is determined using several actuarial assumptions, the most significant of which are the discount rate and the expected return on plan assets. The expected rate of return on plan assets is based on both our historical returns and forecasted future investment returns by asset class, as provided by our external investment advisor. We use a mark-to-market approach to recognize actuarial gains and losses and expected return on plan assets for our defined benefit pension and other postretirement benefit plans. Under this accounting principle, the expected returns on plan assets are used to estimate pension expense throughout the year and remeasurement of the projected benefit obligation and plan assets are immediately recognized in earnings through net periodic benefit cost within Other (expense) income, net on the Consolidated Statements of Income with pension and postretirement plans remeasured annually in the fourth quarter. Our Consolidated Balance Sheets reflect the funded status of the pension and other postretirement plans.

Foreign Currency Translation. The functional currency of each of our foreign operating subsidiaries is that subsidiary's local currency except for Costa Rica and Argentina. Argentina has experienced multiple periods of increasing inflation rates, devaluation of the peso and increasing borrowing rates. As such, Argentina was deemed a highly inflationary economy by accounting policymakers. Beginning in the third quarter of 2018, we accounted for Argentina as a highly inflationary economy by remeasuring the peso denominated monetary assets and liabilities which resulted in the recognition of foreign currency losses of $1.1 million and $3.8 million during the twelve months ended December 31, 2024 and 2023, respectively, and a foreign currency gain of $0.2 million during the twelve months ended December 31, 2022. Foreign currency gains and losses are recorded in Other Income (Expense), Net in our Consolidated Statements of Income.

Other than Argentina and Costa Rica, we translate the assets and liabilities of foreign subsidiaries at the year-end rate of exchange and revenue and expenses at the monthly average rates during the year. We record the resulting translation adjustment in other comprehensive loss, included in accumulated other comprehensive loss, a component of shareholders' equity. We also record gains and losses resulting from the translation of intercompany balances of a long-term investment nature in foreign currency translation in other comprehensive income (loss) and accumulated other comprehensive loss. For the year ended December 31, 2024, 2023 and 2022, we recorded foreign currency transaction losses of $4.5 million, $3.6 million and $1.8 million, respectively, in our Consolidated Statements of Income.

Financial Instruments. Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and short and long-term debt. The carrying amounts of these items, other than long-term debt, approximate their fair market values due to the short-term nature of these instruments. The fair value of our fixed-rate debt is determined using Level 2 inputs such as quoted market prices for publicly traded instruments, and for non-publicly traded instruments, through valuation techniques depending on the specific characteristics of the debt instrument, taking into account credit risk. As of December 31, 2024 and 2023, the fair value of our long-term debt, including the current portion, based on observable inputs was $4.5 billion and $5.3 billion, respectively, compared to its carrying value of $4.8 billion and $5.5 billion, respectively.

Fair Value Measurements. Fair value is determined based on the assumptions marketplace participants use in pricing an asset or liability. We use a three level fair value hierarchy to prioritize the inputs used in valuation techniques between observable inputs that reflect quoted prices in active markets, inputs other than quoted prices with observable market data and unobservable data (e.g., a company's own data).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents assets and liabilities measured at fair value on a recurring basis:

Description	Fair Value at December 31, 2024	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In millions)		
Assets and Liabilities:				
Deferred Compensation Plan Assets [1]	$ 53.0	$ 53.0	$ —	$ —
Deferred Compensation Plan Liability [1]	(53.0)	—	(53.0)	—
Total assets and liabilities	$ —	$ 53.0	$ (53.0)	$ —

(1)   We maintain deferred compensation plans that allow for certain management employees to defer the receipt of compensation (such as salary and incentive compensation) until a later date based on the terms of the plans. The liability representing benefits accrued for plan participants is valued at the quoted market prices of the participants' investment elections. The asset consists of mutual funds reflective of the participants investment selections and is valued at daily quoted market prices.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis. As disclosed in Note 3, we completed various acquisitions during the years ended December 31, 2023 and 2022. The values of net assets acquired were recorded at fair value using Level 3 inputs. The majority of the related current assets acquired and liabilities assumed were recorded at their carrying values as of the date of acquisition, as their carrying values approximated their fair values due to their short-term nature. The fair values of definite-lived intangible assets acquired in these acquisitions were estimated primarily based on the income and cost approaches. The income approach estimates fair value based on the present value of the cash flows that the assets are expected to generate in the future. We developed internal estimates for the expected cash flows and discount rates in the present value calculations. The cost approach estimates fair value based on determining the amount of money required to replace the asset with another asset with equivalent utility or future service capability.

Variable Interest Entities. We hold interests in certain entities, including credit data and information solutions companies, that are considered variable interest entities, or VIEs. These variable interests relate to ownership interests that require financial support for these entities. Our investments related to these VIEs totaled $0.3 million at both December 31, 2024 and 2023, representing our maximum exposure to loss, with the exception of the guarantees referenced in Note 6. We are not the primary beneficiary and are not required to consolidate any of these VIEs.

In evaluating whether we have the power to direct the activities of a VIE that most significantly impact its economic performance, we consider the purpose for which the VIE was created, the importance of each of the activities in which it is engaged and our decision-making role, if any, in those activities that significantly determine the entity's economic performance as compared to other economic interest holders. This evaluation requires consideration of all facts and circumstances relevant to decision-making that affects the entity's future performance and the exercise of professional judgment in deciding which decision-making rights are most important.

In determining whether we have the right to receive benefits or the obligation to absorb losses that could potentially be significant to the VIE, we evaluate all of our economic interests in the entity, regardless of form (debt, equity, management and servicing fees, and other contractual arrangements). This evaluation considers all relevant factors of the entity's design, including: the entity's capital structure, contractual rights to earnings (losses), subordination of our interests relative to those of other investors, contingent payments, as well as other contractual arrangements that have the potential to be economically significant. The evaluation of each of these factors in reaching a conclusion about the potential significance of our economic interests is a matter that requires the exercise of professional judgment.

Redeemable Noncontrolling Interest. As part of the merger consideration issued to complete the acquisition of BVS, we issued shares of one of our subsidiaries, Equifax do Brasil S.A. ("Equifax do Brasil"), thus resulting in a noncontrolling interest. We recognized the noncontrolling interest at fair value at the date of acquisition. These shares were issued with specific rights allowing the holders to sell the shares back to Equifax, at fair value during specified future time periods starting at the fifth anniversary and only when certain conditions exist. Additionally, the shareholder agreements provide Equifax the right to buy the shares back at fair value at future dates beginning after the tenth anniversary of the acquisition, however Equifax is not required to exercise this right at any point.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We determined that the noncontrolling interest shareholder rights meet the requirements to be considered redeemable. Therefore, we have classified the noncontrolling interest outside of permanent equity within our Consolidated Balance Sheet. Currently, the noncontrolling interest is not redeemable but it is probable that it will become redeemable in the future. The redeemable noncontrolling interest is reflected using the redemption method as of the balance sheet date. Redeemable noncontrolling interest adjustments to the redemption values are reflected in retained earnings. The adjustment of redemption value at the period end that reflects a redemption value to an amount other than fair value is included as an adjustment to net income attributable to Equifax stockholders for the purposes of the calculation of earnings per share. None of the current period adjustments reflect a redemption value in excess of fair value.

The Company's redeemable noncontrolling interests activities for the years ended December 31, 2024 and 2023 are summarized as follows:

	Twelve Months Ended December 31,	
	2024	2023
	(In millions)	
Redeemable noncontrolling interests, beginning of period	$ 135.1	$ —
Fair value of the redeemable noncontrolling interest at the acquisition date	—	176.4
Net (loss) income attributable to redeemable noncontrolling interest	(1.5)	1.5
Return of capital to redeemable noncontrolling interest	—	(42.8)
Effect of foreign currency translation attributable to redeemable noncontrolling interest	(28.4)	—
Redeemable noncontrolling interests, end of period	$ 105.2	$ 135.1

Adoption of New Accounting Standards. *Segment Reporting*. In November 2023, the Financial Accounting Standards Board (" FASB") issued ASU No. 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The amendments in this update address the requirement for a public entity to disclose its significant segment expense categories and amounts for each reportable segment. A significant segment expense is any significant expense incurred by the segment, including direct expenses, shared expenses, allocated corporate overhead, or interest expense that is regularly reported to the chief operating decision maker and is included in the measure of segment profit or loss. The disclosure of significant segment expenses is in addition to the current specifically-enumerated segment expenses required to be disclosed, such as depreciation and interest expense. The ASU is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. We have updated our financial statement disclosures in Note 13 to conform with the standard.

Business Combinations. In October 2021, the Financial Accounting Standards Board (" FASB") issued ASU No. 2021-08 "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers." The update provides clarifying guidance to reduce diversity in practice stating that contract assets, contract liabilities and deferred revenue acquired in business combinations should be measured in accordance with Accounting Standards Topic 606, rather than the fair value principles of Accounting Standards topic 805. ASU 2021-08 is effective for all public business entities for annual periods beginning after December 15, 2022. As of January 1, 2023, we have adopted this standard as it relates to our business combinations. The adoption of this guidance did not have a material impact on our financial position, results of operations or cash flows.

Reference Rate Reform. In March 2020, the FASB issued ASU No. 2020-04 "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting." The update provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) contract modifications on financial reporting, caused by reference rate reform. ASU 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. In December 2022, the FASB issued ASU No. 2022-06 "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848." The update extends the sunset date from ASU No. 2020-04 from December 31, 2022 to December 31, 2024. After this date, entities will no longer be permitted to apply the relief in Topic 848. The adoption of the standard did not have a material impact on our Consolidated Financial Statements.

Recent Accounting Pronouncements. *Income Statement — Reporting Comprehensive Income*. In November 2024, the FASB issued ASU No. 2024-03 "Disaggregation of Income Statement Expenses." The update requires public business entities to disclose in a tabular format, on an annual and interim basis, purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion for each income statement line item that contains those expenses.

Specified expenses, gains and losses that are already disclosed under existing US GAAP are also required to be included in the disaggregated income statement expense line-item disclosures, and any remaining amounts need to be described qualitatively. Separate disclosures of total selling expenses and an entity's definition of those expenses are also required. The ASU is effective for public entities for annual periods with fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after 15 December 2027. We are still evaluating the impact on our financial statement disclosures.

Stock Compensation. In March 2024, the FASB issued ASU No. 2024-01 "Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards." The amendments in this update clarify how an entity determines whether a profits interest or similar award ("profits interest award") is (1) within the scope of ASC 718 or (2) not a share-based payment arrangement and should be accounted for in a manner similar to a cash bonus or profit-sharing arrangement under ASC 710 or other ASC topics. The amendments specifically add an illustrative example that includes four fact patterns to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether a profits interest award should be accounted for in accordance with Topic 718. The fact patterns in the illustrative example focus on the scope conditions in paragraph 718-10-15-3. The illustrative example is intended to reduce (1) complexity in determining whether a profits interest award is subject to the guidance in Topic 718 and (2) existing diversity in practice. The amendments in this update are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. We are still evaluating the impact, but do not expect the adoption of the standard to have a material impact on our Consolidated Financial Statements.

Income Taxes. In December 2023, the FASB issued ASU No. 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The new ASU requires public business entities, on an annual basis, to provide a tabular rate reconciliation (using both percentages and reporting currency amounts) of (1) the reported income tax expense (or benefit) from continuing operations, to (2) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal (national) income tax rate of the jurisdiction (country) of domicile using specific categories and separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold. A public business entity is required to provide an explanation, if not otherwise evident, of the individual reconciling items disclosed, such as the nature, effect, and underlying causes of the reconciling items and the judgment used in categorizing the reconciling items. For each annual period presented, the ASU requires all reporting entities to disclose the year-to-date amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign. It also requires additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The ASU requires that all reporting entities disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign, and income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign. The ASU is effective for public entities for annual periods beginning after December 15, 2024. We are still evaluating the impact on our financial statement disclosures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. REVENUE

Revenue Recognition. Based on the information that management reviews internally for evaluating operating segment performance and nature, amount, timing, and uncertainty of revenue and cash flows affected by economic factors, we disaggregate revenue as follows:

Consolidated Operating Revenue	Twelve Months Ended December 31, 2024	2023	2022	Change 2024 $	2023 %	Change 2023 $	2022 %
				(In millions)			
Verification Services	$ 2,021.9	$ 1,846.2	$ 1,871.0	$ 175.7	10 %	$ (24.8)	(1)%
Employer Services	411.9	469.6	454.4	(57.7)	(12)%	15.2	3 %
Total Workforce Solutions	2,433.8	2,315.8	2,325.4	118.0	5 %	(9.6)	— %
Online Information Solutions	1,501.2	1,375.2	1,295.4	126.0	9 %	79.8	6 %
Mortgage Solutions	149.4	113.7	138.3	35.7	31 %	(24.6)	(18)%
Financial Marketing Services	242.4	231.5	224.0	10.9	5 %	7.5	3 %
Total U.S. Information Solutions	1,893.0	1,720.4	1,657.7	172.6	10 %	62.7	4 %
Latin America	384.9	290.9	206.8	94.0	32 %	84.1	41 %
Europe	369.2	333.2	327.8	36.0	11 %	5.4	2 %
Asia Pacific	335.4	345.3	348.4	(9.9)	(3)%	(3.1)	(1)%
Canada	264.8	259.6	256.1	5.2	2 %	3.5	1 %
Total International	1,354.3	1,229.0	1,139.1	125.3	10 %	89.9	8 %
Total operating revenue	$ 5,681.1	$ 5,265.2	$ 5,122.2	$ 415.9	8 %	$ 143.0	3 %

3. ACQUISITIONS AND INVESTMENTS

2023 Acquisitions and Investments. In the first quarter of 2023, the Company acquired a company in Canada within the International operating segment. On August 7, 2023, we acquired the remaining interest of our investment in BVS, a consumer and commercial credit information company in Brazil, within the International operating segment for total consideration of approximately $870 million consisting of approximately $510 million in cash, 2,171,615 shares of Equifax do Brasil with a fair value of approximately $176 million, and 479,725 shares of Equifax Inc. common stock with a fair value of approximately $95 million. Additionally, we previously owned a 10% investment in BVS with a fair value of approximately $89 million. We have completed the allocation of the purchase prices for the 2023 acquisitions.

2022 Acquisitions and Investments. In the first quarter of 2022, the Company acquired 100% of Efficient Hire, a provider of cloud recruiting, onboarding and human resources management solutions, within the Workforce Solutions operating segment, and Data Crédito, a consumer credit reporting agency in the Dominican Republic, within the International operating segment. In the third quarter of 2022, the Company acquired 100% of LawLogix, a provider of cloud-based I-9 software and immigration case management software, within the Workforce Solutions operating segment, and Midigator, a provider of post-transaction fraud mitigation solutions, within the USIS business segment. We have completed the allocation of the purchase prices for the 2022 acquisitions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Purchase Price Allocation. The following table summarizes the final fair value of the net assets acquired and the liabilities assumed for the acquisitions occurring in 2023.

	(In millions)
Cash	$ 239.6
Accounts receivable and other current assets	35.2
Other assets	51.0
Purchased intangible assets [1]	242.7
Goodwill [2]	335.3
Total assets acquired	903.8
Total liabilities assumed	(30.5)
Net assets acquired	$ 873.3

(1) Purchased intangible assets are further disaggregated in the following table.

(2) The goodwill related to the 2023 acquisitions was recognized in the International operating segments. As of December 31, 2023, an immaterial amount of the goodwill related to the 2023 acquisitions was tax deductible.

The primary reasons the purchase price of these acquisitions exceeded the fair value of the net assets acquired, which resulted in the recognition of goodwill, were expanded growth opportunities from new or enhanced product offerings and geographies, cost savings from the elimination of duplicative activities and the acquisition of an assembled workforce that are not recognized as assets apart from goodwill.

Intangible asset category	Fair Value	Weighted-average useful life
	(in millions)	(in years)
Purchased data files	$ 64.3	5.6
Customer relationships	172.9	10.0
Acquired software and technology	0.5	5.0
Trade names and other intangible assets	4.8	2.0
Non-compete agreements	0.2	5.0
Total acquired intangibles	$ 242.7	

4. GOODWILL AND INTANGIBLE ASSETS

Goodwill. Goodwill represents the cost in excess of the fair value of the net assets acquired in a business combination. As discussed in Note 1, goodwill is tested for impairment at the reporting unit level on an annual basis and on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. We perform our annual goodwill impairment tests as of December 1 each year. The fair value estimates for our reporting units were determined using a combination of the income and market approaches in accordance with the Company's methodology. Our annual impairment tests as of December 1, 2024, December 1, 2023 and September 30, 2022 resulted in no impairment of goodwill.

Changes in the amount of goodwill for the twelve months ended December 31, 2024 and 2023, are as follows:

	Workforce Solutions	U.S. Information Solutions	International	Total
	(In millions)			
Balance, December 31, 2022	$ 2,520.8	$ 2,004.8	$ 1,858.3	$ 6,383.9
Acquisitions	—	—	410.4	410.4
Adjustments to initial purchase price allocation	(0.7)	1.4	2.1	2.8
Foreign currency translation	0.1	—	32.7	32.8
Balance, December 31, 2023	2,520.2	2,006.2	2,303.5	6,829.9
Adjustments to initial purchase price allocation	—	—	(68.7)	(68.7)
Foreign currency translation	(0.4)	—	(213.0)	(213.4)
Balance, December 31, 2024	$ 2,519.8	$ 2,006.2	$ 2,021.8	$ 6,547.8

Refer to Note 3 for the acquisitions during the periods presented.

Indefinite-Lived Intangible Assets. Indefinite-lived intangible assets consist of indefinite-lived reacquired rights representing the value of rights which we had granted to various affiliate credit reporting agencies that were reacquired in the U.S. and Canada. At the time we acquired these agreements, they were considered perpetual in nature under the accounting guidance in place at that time and, therefore, the useful lives are considered indefinite. Indefinite-lived intangible assets are not amortized. We are required to test indefinite-lived intangible assets for impairment annually and whenever events or circumstances indicate that there may be an impairment of the asset value. We perform our annual indefinite-lived intangible asset impairment test as of December 1. Our 2024 annual impairment test completed during the fourth quarter of 2024 did not identify any impairment charges.

As of December 31, 2024 and 2023, indefinite-lived intangible assets were approximately $94.7 million and $94.8 million, respectively.

Purchased Intangible Assets. Purchased intangible assets, net, recorded on our Consolidated Balance Sheets at December 31, 2024 and 2023 consisted of the following:

	December 31, 2024			December 31, 2023		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Definite-lived intangible assets:	*(In millions)*					
Purchased data files	$ 1,111.9	$ (669.5)	$ 442.4	$ 1,158.5	$ (604.2)	$ 554.3
Customer relationships	937.7	(484.2)	453.5	1,053.5	(484.2)	569.3
Proprietary database	704.9	(227.6)	477.3	705.8	(171.5)	534.3
Acquired software and technology	217.6	(106.3)	111.3	222.5	(75.4)	147.1
Trade names, non-compete agreements and other intangible assets	49.7	(13.2)	36.5	79.6	(25.8)	53.8
Total definite-lived intangible assets	$ 3,021.8	$ (1,500.8)	$ 1,521.0	$ 3,219.9	$ (1,361.1)	$ 1,858.8

Amortization expense related to purchased intangible assets was $261.1 million, $250.7 million, and $236.7 million during the twelve months ended December 31, 2024, 2023, and 2022, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Estimated future amortization expense related to definite-lived purchased intangible assets at December 31, 2024 is as follows:

Years ending December 31,		Amount
		(In millions)
2025	$	245.6
2026		232.1
2027		219.0
2028		158.7
2029		147.9
Thereafter		517.7
	$	1,521.0

5. DEBT

Debt outstanding at December 31, 2024 and 2023 was as follows:

		December 31,		
		2024		**2023**
		(In millions)		
Commercial paper ("CP")	$	286.5	$	196.0
Notes, 2.60%, due December 2024		—		750.0
Notes, 2.60%, due December 2025		400.0		400.0
Notes, 3.25%, due June 2026		275.0		275.0
Term loan, due August 2026		—		695.6
Notes, 5.10%, due December 2027		750.0		750.0
Notes, 5.10%, due June 2028		700.0		700.0
Debentures, 6.90%, due July 2028		125.0		125.0
Notes, 4.80%, due September 2029		650.0		—
Notes, 3.10%, due May 2030		600.0		600.0
Notes, 2.35%, due September 2031		1,000.0		1,000.0
Notes, 7.00%, due July 2037		250.0		250.0
Other		1.2		—
Total debt		5,037.7		5,741.6
Less short-term debt and current maturities		(687.7)		(963.4)
Less unamortized discounts and debt issuance costs		(27.2)		(30.4)
Total long-term debt, net	$	4,322.8	$	4,747.8

Scheduled future maturities of debt at December 31, 2024 are as follows:

Years ending December 31,		Amount
		(In millions)
2025	$	687.7
2026		275.0
2027		750.0
2028		825.0
2029		650.0
Thereafter		1,850.0
Total debt	$	5,037.7

4.8% Senior Notes. In August 2024, we issued $650.0 million in aggregate principal amount of 4.8% five-year Senior Notes due 2029 (the "2029 Notes") in an underwritten public offering. Interest on the 2029 Notes accrues at a rate of 4.8% per year and is payable semi-annually in arrears on March 15 and September 15 of each year. The net proceeds of the sale of the 2029 Notes were ultimately used for general corporate purposes, including the repayment of borrowings under our then-outstanding delayed draw term loan (the "Term Loan") prior to the August 2026 maturity. We must comply with various non-financial covenants, including certain limitations on mortgages, liens and sale-leaseback transactions, as well as mergers and sales of substantially all of our assets. The 2029 Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness.

5.1% Senior Notes. In May 2023, we issued $700.0 million aggregate principal amount of 5.1% five-year Senior Notes due 2028 (the "2028 Notes") in an underwritten public offering. Interest on the 2028 Notes accrues at a rate of 5.1% per year and is payable semi-annually in arrears on June 1 and December 1 of each year. The net proceeds of the sale of the 2028 Notes were ultimately used to repay our then-outstanding $400.0 million 3.95% Senior Notes due June 2023 at maturity. The remaining proceeds were used for general corporate purposes, including the repayment of borrowings under our CP program. We must comply with various non-financial covenants, including certain limitations on mortgages, liens and sale-leaseback transactions, as well as mergers and sales of substantially all of our assets. The 2028 Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness.

5.1% Senior Notes. In September 2022, we issued $750.0 million aggregate principal amount of 5.1% five-year Senior Notes due 2027 (the "2027 Notes") in an underwritten public offering. Interest on the 2027 Notes accrues at a rate of 5.1% per year and is payable semi-annually in arrears on June 15 and December 15 of each year. The net proceeds of the sale of the 2027 Notes were ultimately used to repay our then-outstanding $500.0 million 3.30% Senior Notes due December 2022. The remaining proceeds were used for general corporate purposes, including the repayment of borrowings under our CP program. We must comply with various non-financial covenants, including certain limitations on mortgages, liens and sale-leaseback transactions, as well as mergers and sales of substantially all of our assets. The 2027 Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness.

2.35% Senior Notes. On August 11, 2021, we issued $1.0 billion aggregate principal amount of 2.35% ten-year Senior Notes due 2031 (the "2031 Notes") in an underwritten public offering. Interest on the 2031 Notes accrues at a rate of 2.35% per year and is payable semi-annually in arrears on March 15 and September 15 of each year. The net proceeds of the sale of the 2031 Notes were used to repay the then-outstanding $300.0 million 3.6% Senior Notes due 2021 and $300.0 million Floating Rate Notes due 2021. The remaining proceeds were used for general corporate purposes, including the repayment of borrowings under our CP program and the funding of acquisitions, including the Company's $1.825 billion acquisition of Appriss Insights. We must comply with various non-financial covenants, including certain limitations on mortgages, liens and sale-leaseback transactions, as well as mergers and sales of substantially all of our assets. The 2031 Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness.

2.6% and 3.1% Senior Notes. On April 22, 2020, we issued $400.0 million aggregate principal amount of 2.6% five-year Senior Notes due 2025 (the "2025 Notes") and $600.0 million aggregate principal amount of 3.1% ten-year Senior Notes due 2030 (the "2030 Notes") in an underwritten public offering. Interest on the 2025 Notes accrues at a rate of 2.6% per year and is payable semi-annually in arrears on June 15 and December 15 of each year. Interest on the 2030 Notes accrues at a rate of 3.1% per year and is payable semi-annually in arrears on May 15 and November 15 of each year. The net proceeds of the sale of the notes were used to repay borrowings under our Receivables Facility and our $1.5 billion five-year unsecured revolving credit facility (the "Revolver"), while the remaining funds were used for general corporate purposes, including the repayment of a portion of the 2021 debt maturities. We must comply with various non-financial covenants, including certain limitations on mortgages, liens and sale-leaseback transactions, as well as mergers and sales of substantially all of our assets. The 2025 Notes and 2030 Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness.

2.6% Senior Notes. On November 15, 2019, we issued $750.0 million aggregate principal amount of 2.6% five-year Senior Notes due 2024 (the "2024 Notes") in an underwritten public offering. Interest on the 2024 Notes accrues at a rate of 2.6% per year and is payable semi-annually in arrears on June 1 and December 1 of each year of each year. The net proceeds of the sale of the notes were used to repay borrowings under our Receivables Facility and our CP program and for general corporate purposes. We must comply with various non-financial covenants, including certain limitations on mortgages, liens and sale-leaseback transactions, as well as mergers and sales of substantially all of our assets. The 2024 Notes were unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness. In December 2024, we repaid the 2.6% Senior Notes with cash on hand and CP outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Senior Credit Facility. We have access to a $1.5 billion five-year unsecured revolving credit facility (the Revolver), which matures in August 2027. In March 2023, we amended the Revolver (as well as our then-outstanding Term Loan) to adjust our debt covenant requirements and incorporate the Secured Overnight Financing Rate (SOFR) into our agreement, among other changes. Borrowings under the Revolver may be used for working capital, for capital expenditures, to refinance existing debt, to finance acquisitions and for other general corporate purposes. The Revolver includes an option to request a maximum of three one-year extensions of the maturity date any time after the first anniversary of the closing date of the Revolver. In May 2024, we exercised our first option to extend the maturity date by one year, from August 2026 to August 2027, and amended the Revolver agreement to replace a discontinued reference rate for Canadian Dollar-denominated commitments. Availability of the Revolver is reduced by the outstanding principal balance of our CP notes and by any letters of credit issued under the Revolver. As of December 31, 2024, there were $286.5 million of outstanding CP notes, $1.4 million of letters of credit outstanding, and no outstanding borrowings under the Revolver. Availability under the Revolver was $1,212.1 million at December 31, 2024.

Under the Revolver, the Company must comply with various financial and non-financial covenants. The Revolver requires a maximum leverage ratio, defined as consolidated funded debt divided by consolidated EBITDA, of 3.75 to 1.0. We may also elect to increase the maximum leverage ratio by 0.5 to 1.0 (subject to a maximum leverage ratio of 4.25 to 1.0) in connection with certain material acquisitions if we satisfy certain requirements. The Revolver also permits cash in excess of $175 million to be netted against debt in the calculation of the leverage ratio, subject to certain restrictions. Compliance with this financial covenant is tested quarterly. The non-financial covenants include limitations on liens, subsidiary debt, mergers, liquidations, asset dispositions and certain government regulations. As of December 31, 2024, we were in compliance with our covenants under the Revolver. Our borrowings under these facilities, which have not been guaranteed by any of our subsidiaries, are unsecured and will rank on parity in right of payment with all of our other unsecured and unsubordinated indebtedness from time to time outstanding.

At December 31, 2024, interest was payable on borrowings under the Revolver at the base rate or Secured Overnight Financing Rate, or SOFR, plus a specified margin. The Company is required to pay on a quarterly basis a commitment fee with respect to our Revolver, which is calculated based upon the amount of daily usage of the Revolver over the available aggregate lender commitments thereunder during the applicable quarterly period. Both the applicable interest rate and the commitment fee are subject to adjustment based on the Company's debt ratings.

Commercial Paper Program. Our $1.5 billion CP program has been established through the private placement of CP notes from time-to-time, in which borrowings may bear interest at either a variable or a fixed rate, plus the applicable margin. Maturities of CP can range from overnight to 397 days. Because the CP is backstopped by our Revolver, the amount of CP which may be issued under the program is reduced by the outstanding face amount of any letters of credit issued and by the outstanding borrowings under our Revolver. At December 31, 2024, there were $286.5 million of outstanding CP notes. We have disclosed the net short-term borrowing activity for the year ended December 31, 2024 in the Consolidated Statements of Cash Flows. There were no CP borrowings or payments with a maturity date greater than 90 days and less than 365 days for the twelve months ended December 31, 2024 and 2023.

3.25% Senior Notes. On May 12, 2016, we issued $275.0 million principal amount of 3.25% ten-year senior notes in an underwritten public offering. Interest is payable semi-annually in arrears on June 1 and December 1 of each year. The net proceeds of the sale of the notes were used to repay borrowings under our prior revolving credit facility and a portion of the borrowings under our CP incurred to finance the acquisition of Veda. We must comply with various non-financial covenants, including certain limitations on mortgages, liens and sale-leaseback transactions, as well as mergers and sales of substantially all of our assets. The senior notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness.

7.0% Senior Notes. On June 28, 2007, we issued $250.0 million principal amount of 7.0% thirty-year senior notes in underwritten public offerings. Interest is payable semi-annually in arrears on January 1 and July 1 of each year. The net proceeds of the financing were used to repay short-term indebtedness, a substantial portion of which was incurred in connection with an acquisition. We must comply with various non-financial covenants, including certain limitations on liens, additional debt and mortgages, mergers, asset dispositions and sale-leaseback arrangements. The senior notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness.

6.9% Debentures. We have $125.0 million of debentures outstanding with a maturity date of 2028. The debentures are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness.

Cash paid for interest was $214.9 million, $231.5 million and $161.7 million during the twelve months ended December 31, 2024, 2023 and 2022, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. COMMITMENTS AND CONTINGENCIES

Remaining Matters Related to 2017 Cybersecurity Incident

Canadian Class Actions. Five putative Canadian class actions, four of which are on behalf of a national class of approximately 19,000 Canadian consumers, are pending against us in Ontario, British Columbia and Alberta. Each of the proposed Canadian class actions asserts a number of common law and statutory claims seeking monetary damages and other related relief in connection with a material cybersecurity incident in 2017. In addition to seeking class certification on behalf of Canadian consumers whose personal information was allegedly impacted by the 2017 cybersecurity incident, in some cases, plaintiffs also seek class certification on behalf of a larger group of Canadian consumers who had contracts for subscription products with Equifax around the time of the incident or earlier and were not impacted by the incident. The Ontario class action has been certified in part but is otherwise at a preliminary stage. All other purported class actions are at preliminary stages or stayed.

CFPB Matters

In December 2021, we received a Civil Investigative Demand (a "CID") from the Consumer Financial Protection Bureau ("CFPB") as part of its investigation into our consumer disputes process at our USIS business unit in order to determine whether we have followed Fair Credit Reporting Act ("FCRA") requirements for the proper handling of consumer disputes. The CID requested the production of documents and answers to written questions. In January 2023, the CFPB informed us that its enforcement division would be investigating our previously-disclosed coding issue identified within a legacy server environment in the U.S. that impacted how some credit scores were calculated during a three-week period in 2022. In January 2025, we entered into a consent order with the CFPB to settle the investigation into our consumer disputes process at our USIS business unit and the investigation into our previously-disclosed coding issue. The consent order resolves these investigations and requires the payment of a civil money penalty of $15 million. As part of the settlement, the Company has agreed to modify certain business practices.

Data Processing, Outsourcing Services and Other Agreements

We have separate agreements with Google and others to outsource portions of our network and security infrastructure, computer data processing operations, applications development, business continuity and recovery services, help desk service and desktop support functions, operation of our voice and data networks, maintenance and related functions and to provide certain other administrative and operational services. The agreements expire between 2025 and 2030. The estimated aggregate minimum contractual obligation remaining under these agreements is approximately $1.4 billion as of December 31, 2024, with no future year's minimum contractual obligation expected to exceed approximately $521 million. Annual payment obligations in regard to these agreements vary due to factors such as the volume of data processed; changes in our servicing needs as a result of new product offerings, acquisitions or divestitures; the introduction of significant new technologies; foreign currency; or the general rate of inflation. In certain circumstances (e.g., a change in control or for our convenience), we may terminate these agreements, and, in doing so, certain of these agreements require us to pay significant termination fees.

Under our agreement with Google, we have agreed to purchase cloud platform services and cloud marketplace software and we have outsourced certain areas of our network and security infrastructure. The estimated future minimum contractual obligation under the agreement is approximately $840 million for the remaining term, with no individual year's minimum expected to exceed approximately $228 million. We may terminate certain portions of this agreement without penalty in the event that Google is in material breach of the terms of the agreement. During 2024, 2023 and 2022, we paid approximately $198 million, $171 million and $152 million, respectively, for these services.

Change in Control Agreements

In February 2019, we adopted the Equifax Inc. Change in Control Severance Plan (the "CIC Plan") for certain key executives. The CIC Plan does not apply to Mark W. Begor, our Chief Executive Officer, whose severance benefits in a change of control are contained in his employment agreement with the Company. The CIC Plan and Mr. Begor's agreement provide for, among other things, certain payments and benefits in the event of a qualifying termination of employment (i.e., termination of employment by the executive for "good reason" or termination of employment by the Company without "cause," each as defined in the applicable document) following a change in control of the Company. In the event of a qualifying termination, the executive will become entitled to continuation of certain employee benefits for two years, as well as a lump sum severance payment, all of which differs by executive.

Change in control events potentially triggering benefits under the CIC Plan and Mr. Begor's agreement would occur, subject to certain exceptions, if (1) any person acquires 20% or more of our voting stock; (2) upon a merger or other business combination, our shareholders receive less than two-thirds of the common stock and combined voting power of the new company; (3) members of the current Board of Directors ceasing to constitute a majority of the Board of Directors, except for new directors that are regularly elected; (4) we sell or otherwise dispose of all or substantially all of our assets; or (5) we liquidate or dissolve. If these change in control benefits had been triggered as of December 31, 2024, payments of approximately $37.1 million would have been made.

Under the Company's existing employee stock benefit plans, upon a change in control, outstanding awards will continue to vest in accordance with the terms. However, if outstanding awards are not assumed or continued in the change in control transaction or if the executive incurs a qualifying termination in connection with the change in control, then all outstanding stock options and nonvested stock awards will vest. With respect to unvested performance based share awards dependent upon the Company's three-year relative total shareholder return, if at least one calendar year of performance during the performance period has been completed prior to the change in control event, the awards will be paid out based on the Company's performance at that time; otherwise the payout of shares will be at 100% of the target award. Under the Company's existing director stock benefit plans, upon a change in control, all outstanding nonvested stock awards will vest.

Guarantees

We will from time to time issue standby letters of credit, performance or surety bonds or other guarantees in the normal course of business. The aggregate notional amount of all standby letters of credit, performance bonds and surety bonds is not material at December 31, 2024 and these instruments generally have a remaining maturity of one year or less. We may issue other guarantees in the ordinary course of business. The maximum potential future payments we could be required to make under the guarantees is not material at December 31, 2024. We have agreed to guarantee the liabilities and performance obligations (some of which have limitations) of a certain debt collections and recovery management subsidiary under its commercial agreements. We cannot reasonably estimate our potential future payments under the guarantees and related provisions described above because we cannot predict when and under what circumstances these provisions may be triggered. We had no accruals related to guarantees on our Consolidated Balance Sheets at December 31, 2024.

General Indemnifications

Many of our commercial agreements contain commercially standard indemnification obligations related to tort, material breach or other liabilities that arise during the course of performance under the agreement. These indemnification obligations are typically mutual.

We are the lessee under many real estate leases. It is common in these commercial lease transactions for us, as the lessee, to agree to indemnify the lessor and other related third parties for tort, environmental and other liabilities that arise out of or relate to our use or occupancy of the leased premises. This type of indemnity would typically make us responsible to indemnified parties for liabilities arising out of the conduct of, among others, contractors, licensees and invitees at or in connection with the use or occupancy of the leased premises. This indemnity often extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by either their sole or gross negligence and their willful misconduct.

Certain of our credit agreements include provisions which require us to make payments to preserve an expected economic return to the lenders if that economic return is diminished due to certain changes in law or regulations. In certain of these credit agreements, we also bear the risk of certain changes in tax laws that would be subject to payments to non-U.S. lenders to withholding taxes.

In conjunction with certain transactions, such as sales or purchases of operating assets or services in the ordinary course of business, or the disposition of certain assets or businesses, we sometimes provide routine indemnifications, the terms of which range in duration and sometimes are not limited.

The Company has entered into indemnification agreements with its directors and executive officers. Under these agreements, the Company has agreed to indemnify such individuals to the fullest extent permitted by law against liabilities that arise by reason of their status as directors or officers and to advance expenses incurred by such individuals in connection with the related legal proceedings. The Company maintains directors and officers liability insurance coverage to reduce its exposure to such obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We cannot reasonably estimate our potential future payments under the indemnities and related provisions described above because we cannot predict when and under what circumstances these provisions may be triggered. We have no accrual related to indemnifications on our Consolidated Balance Sheets at December 31, 2024 and 2023.

Subsidiary Dividend and Fund Transfer Limitations

The ability of some of our subsidiaries and associated companies to transfer funds to us is limited, in some cases, by certain restrictions imposed by foreign governments, which do not, individually or in the aggregate, materially limit our ability to service our indebtedness, meet our current obligations or pay dividends.

Contingencies

In addition to the matters set forth above, we are involved in legal and regulatory matters, government investigations, claims and litigation arising in the ordinary course of business. We periodically assess our exposure related to these matters based on the information which is available. We have recorded accruals in our Consolidated Financial Statements for those matters in which it is probable that we have incurred a loss and the amount of the loss, or range of loss, can be reasonably estimated. For certain of these matters, it is reasonably possible that we will incur losses, however it is not possible at this time to estimate the amount of loss or range of possible losses that might result from their resolution. The Company will continue to evaluate information as it becomes known and will record an estimate for losses at the time when it is both probable that a loss has been incurred and the amount of the loss is reasonably estimable.

We accrue for unpaid legal fees for services performed to date.

7. INCOME TAXES

The provision for income taxes consisted of the following:

		Twelve Months Ended December 31,				
		2024		**2023**		**2022**
		(In millions)				
Current:						
Federal	$	**169.9**	$	155.5	$	73.4
State		**38.3**		24.2		27.7
Foreign		**61.9**		56.7		40.3
		270.1		236.4		141.4
Deferred:						
Federal		**(47.7)**		(50.2)		68.6
State		**(0.3)**		12.4		19.0
Foreign		**(18.9)**		(32.4)		0.5
		(66.9)		(70.2)		88.1
Provision for income taxes	$	**203.2**	$	166.2	$	229.5

Domestic and foreign income before income taxes was as follows:

		Twelve Months Ended December 31,				
		2024		**2023**		**2022**
		(In millions)				
U.S.	$	**651.9**	$	573.2	$	794.7
Foreign		**158.6**		144.7		135.0
	$	**810.5**	$	717.9	$	929.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The provision for income taxes reconciles with the U.S. federal statutory rate, as follows:

		Twelve Months Ended December 31,				
		2024		2023		2022
			(In millions)			
Federal statutory rate		**21.0 %**		21.0 %		21.0 %
Provision computed at federal statutory rate	$	**170.2**	$	150.8	$	195.2
State and local taxes, net of federal tax benefit		**30.1**		30.0		34.7
Foreign differential		**27.1**		20.5		14.8
Federal research & development credit		**(17.6)**		(24.2)		(28.5)
Equity compensation		**(8.2)**		(3.2)		(6.8)
Tax reserves		**(5.7)**		5.8		4.9
Reversal of BVS deferred tax liability		**—**		(27.3)		—
Excess officer's compensation		**9.2**		8.4		6.1
Valuation allowance		**(7.2)**		1.9		3.8
Other		**5.3**		3.5		5.3
Provision for income taxes	$	**203.2**	$	166.2	$	229.5
Effective income tax rate		**25.1 %**		23.2 %		24.7 %

We record deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities. For additional information about our income tax policy see Note 1 of the Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Components of the deferred income tax assets and liabilities at December 31, 2024 and 2023 were as follows:

	December 31,	
	2024	2023
	(In millions)	
Deferred income tax assets:		
Net operating and capital loss carryforwards	$ 83.9	$ 101.2
Goodwill and intangible assets	106.2	116.0
Employee compensation programs	71.2	59.8
Foreign tax credits	17.2	17.2
Employee pension benefits	27.7	26.6
Reserves and accrued expenses	8.1	6.4
Accrued legal expense	8.6	9.1
Research and development costs	27.2	22.3
Operating lease asset	29.8	25.0
Other	30.8	24.3
Gross deferred income tax assets	410.7	407.9
Valuation allowance	(170.8)	(178.5)
Total deferred income tax assets, net	239.9	229.4
Deferred income tax liabilities:		
Goodwill and intangible assets	(471.1)	(615.9)
Undistributed earnings of foreign subsidiaries	(8.3)	(6.2)
Depreciation	(27.4)	(29.8)
Operating lease liability	(29.8)	(25.0)
Prepaid expenses	(16.0)	(15.0)
Other	(5.1)	(2.2)
Total deferred income tax liability	(557.7)	(694.1)
Net deferred income tax liability	$ (317.8)	$ (464.7)

Our deferred income tax assets and deferred income tax liabilities at December 31, 2024 and 2023 are included in the accompanying Consolidated Balance Sheets as follows:

	December 31,	
	2024	2023
	(In millions)	
Long-term deferred income tax assets, included in other assets	$ 33.8	$ 10.2
Long-term deferred income tax liabilities	(351.6)	(474.9)
Net deferred income tax liability	$ (317.8)	$ (464.7)

We record deferred income taxes on the temporary differences of our foreign subsidiaries, except for the temporary differences related to undistributed earnings of subsidiaries which we consider indefinitely invested. As of December 31, 2024, we have indefinitely invested $323.9 million attributable to undistributed earnings of our Canadian and Chilean subsidiaries. If these earnings were not considered indefinitely invested, we estimate that $26.1 million of deferred withholding tax liability would have been provided. Further, we are indefinitely invested with respect to the original investment in foreign subsidiaries. We have not recorded a deferred tax asset on the outside basis of foreign subsidiaries as we have no intent to sell or divest of them. However, we have provided for local country withholding taxes related to the outside basis of our foreign subsidiaries.

At December 31, 2024, we had U.S. federal and state net operating loss carryforwards of $7.0 million and $280.3 million, respectively, which will expire at various times between 2028 and 2044. We also had foreign net operating loss carryforwards totaling $241.1 million of which $8.6 million will expire between 2025 and 2041 and the remaining $232.5 million will carryforward indefinitely. Foreign capital loss carryforwards of $16.6 million may be carried forward indefinitely.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We had foreign tax credit carryforwards of $17.3 million which will expire in the years 2025 through 2028. Additionally, we had state and foreign research and development credit carryforwards of $27.1 million. The state credits expire between 2027 and 2034 and the foreign credits have an indefinite expiration period. We have state §163(j) interest limitation carryovers of $569.1 million which have an indefinite expiration period. The tax effected amount of the state §163(j) interest limitation carryovers is $5.0 million. The deferred tax asset related to the net operating loss, capital loss carryforwards, foreign tax credit carryforwards, §163(j) carryforwards and research and development credit is $133.4 million of which $60.4 million has been fully reserved in the deferred tax valuation allowance.

Cash paid for income taxes, net of amounts refunded, was $268.1 million, $203.2 million and $152.4 million during the twelve months ended December 31, 2024, 2023 and 2022, respectively.

We recognize interest and penalties accrued related to unrecognized tax benefits in the provision for income taxes on our Consolidated Statements of Income.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2024		2023
	(In millions)		
Beginning balance (January 1)	$	55.5	$	56.2
Increases related to prior year tax positions		1.7		3.1
Decreases related to prior year tax positions		(0.7)		(2.0)
Increases related to current year tax positions		8.5		10.6
Decreases related to settlements		—		(0.3)
Expiration of the statute of limitations for the assessment of taxes		(20.1)		(12.0)
Currency translation adjustment		(0.2)		(0.1)
Ending balance (December 31)	$	44.7	$	55.5

We recorded liabilities of $42.9 million and $48.9 million for unrecognized tax benefits as of December 31, 2024 and 2023, respectively, which included interest and penalties of $6.0 million and $8.2 million, respectively. As of December 31, 2024 and 2023, the total amount of unrecognized benefits that, if recognized, would have affected the effective tax rate was $41.3 million and $47.5 million, respectively, which included interest and penalties of $5.1 million and $7.5 million, respectively. During 2024 and 2023, gross interest and penalties of $2.4 million and $2.7 million, respectively, were accrued.

As of December 31, 2024 and 2023, the gross amount of unrecognized tax benefits was $44.7 million and $55.5 million, respectively. Of the total, $7.8 million in 2024 and $14.8 million in 2023 relate to unrecognized tax benefits for which no liability has been recorded associated with the carryforward of certain state and foreign attributes. If we were to prevail on all uncertain tax positions, the net effect would be a benefit of $36.8 million and $40.7 million in 2024 and 2023, respectively, exclusive of any benefits related to interest and penalties.

Equifax and its subsidiaries are subject to U.S. federal, state and international income taxes. We are generally no longer subject to federal, state or international income tax examinations by tax authorities for years before 2017 with a few exceptions. Due to the potential for resolution of state and foreign examinations, and the expiration of various statutes of limitations, it is reasonably possible that Equifax's gross unrecognized tax benefit balance may change within the next twelve months by a range of zero to $15.8 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. STOCK-BASED COMPENSATION

We have two active share-based award plans, the amended and restated 2008 Omnibus Incentive Plan (the "2008 Plan") and the 2023 Omnibus Incentive Plan (the "2023 Plan" and, together with the 2008 Plan, the "Omnibus Plans"). The 2008 Plan was originally approved by our shareholders in 2008 and was amended and restated with shareholder approval in May 2013 to, among other things, increase the reserve for awards under the 2008 Plan by 11 million shares. The 2023 Plan was approved by our shareholders on May 4, 2023, at which time the 2008 Plan was terminated other than with respect to then-outstanding awards under the 2008 Plan. The Omnibus Plans provide our directors, officers and certain key employees (and, in the case of the 2023 Plan, certain consultants and advisors) with stock options, restricted stock units and performance share awards. The Omnibus Plans are described below. We expect to issue common shares held as either treasury stock or new issue shares upon the exercise of stock options or once shares vest pursuant to restricted stock units or performance share awards. Total stock-based compensation expense in our Consolidated Statements of Income during the twelve months ended December 31, 2024, 2023 and 2022 was as follows:

	Twelve Months Ended December 31,		
	2024	2023	2022
	(In millions)		
Cost of services	$ 13.4	$ 14.5	$ 12.4
Selling, general and administrative expenses	68.2	57.3	50.2
Stock-based compensation expense, before income taxes	$ 81.6	$ 71.8	$ 62.6

The total income tax benefit recognized for stock-based compensation expense was $19.6 million, $17.3 million and $14.8 million for the twelve months ended December 31, 2024, 2023 and 2022, respectively.

Stock Options. The Omnibus Plans provide that qualified and nonqualified stock options may be granted to officers and other employees. The Omnibus Plans require that stock options be granted at exercise prices not less than market value on the date of grant. Generally, stock options are subject to ratable vesting for periods of up to three years based on service, with 33.3% vesting for each year of completed service, and expire ten years from the grant date.

We use the binomial model to calculate the fair value of stock options granted. The binomial model incorporates assumptions regarding anticipated employee exercise behavior, expected stock price volatility, dividend yield and risk-free interest rate. Anticipated employee exercise behavior and expected post-vesting cancellations over the contractual term used in the binomial model were primarily based on historical exercise patterns. These historical exercise patterns indicated there was not significantly different exercise behavior between employee groups. For our expected stock price volatility assumption, we weighted historical volatility and implied volatility. We used daily observations for historical volatility, while our implied volatility assumption was based on actively traded options related to our common stock. The expected term is derived from the binomial model based on assumptions incorporated into the binomial model as described above.

The fair value for stock options granted during the twelve months ended December 31, 2024, 2023 and 2022 was estimated at the date of grant using the binomial model with the following weighted-average assumptions:

	Twelve Months Ended December 31,		
	2024	2023	2022
Dividend yield	0.8 %	0.8 %	0.7 %
Expected volatility	31.9 %	33.1 %	31.5 %
Risk-free interest rate	4.1 %	3.9 %	2.4 %
Expected term (in years)	4.8	4.8	5.0
Weighted-average fair value of stock options granted	$ 75.97	$ 63.70	$ 59.70

The following table summarizes changes in outstanding stock options during the twelve months ended December 31, 2024, as well as stock options that are vested and expected to vest and stock options exercisable at December 31, 2024:

	Shares		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term		Aggregate Intrinsic Value
	(In thousands)			(In years)		(In millions)
Outstanding at December 31, 2023	1,961	$	171.93			
Granted (all at market price)	233	$	253.10			
Exercised	(665)	$	151.56			
Forfeited and canceled	(132)	$	183.23			
Outstanding at December 31, 2024	1,397	$	194.36	5.2	$	85.8
Vested and expected to vest at December 31, 2024	1,386	$	194.01	5.2	$	85.6
Exercisable at December 31, 2024	776	$	162.29	3.9	$	71.9

The aggregate intrinsic value amounts in the table above represent the difference between the closing price of Equifax's common stock on December 31, 2024 and the exercise price, multiplied by the number of in-the-money stock options as of the same date. This represents the value that would have been received by the stock option holders if they had all exercised their stock options on December 31, 2024. In future periods, this amount will change depending on fluctuations in Equifax's stock price. The total intrinsic value of stock options exercised during the twelve months ended December 31, 2024, 2023 and 2022 was $74.2 million, $14.0 million and $5.9 million, respectively. At December 31, 2024, our total unrecognized compensation cost related to stock options was $6.6 million with a weighted-average recognition period of 1.2 years.

The following table summarizes changes in outstanding options and the related weighted-average exercise price per share for the twelve months ended December 31, 2023 and 2022:

	December 31,					
	2023			2022		
	Shares		Weighted-Average Exercise Price	Shares		Weighted-Average Exercise Price
	(In thousands)			(In thousands)		
Outstanding at the beginning of the year	1,964	$	164.72	1,710	$	149.67
Granted (all at market price)	259	$	210.37	369	$	232.28
Exercised	(218)	$	143.98	(76)	$	136.84
Forfeited and canceled	(44)	$	205.81	(39)	$	198.34
Outstanding at the end of the year	1,961	$	171.93	1,964	$	164.72
Exercisable at end of year	1,326	$	150.58	1,268	$	141.40

Other Stock Awards. The Omnibus Plans also provide for awards of restricted stock units and performance shares or units that are settled in shares of our common stock. Such stock awards are generally subject to cliff vesting over a period of one to three years based on service and may also have vesting conditions based on meeting specified performance goals, as further described below.

The fair value of these stock awards is based on the fair market value of our common stock on the date of grant and include the right to dividends or dividend equivalents, which are accrued and payable only if and when the underlying stock vests and is payable.

Pursuant to the Omnibus Plans, certain executives have been granted performance shares pursuant to which the number of shares earned is dependent upon the Company's three-year total shareholder return relative to the three-year total shareholder return of the companies in the S&P 500 stock index, as comprised on the grant date, subject to adjustment. In addition, certain executives have been granted performance shares pursuant to which the number of shares earned is dependent upon the Company's adjusted EBITDA growth over the three-year performance period.

The number of shares that could potentially be issued under these performance share awards ranges from zero to 200% of the target award. The grants outstanding subject to market performance as of December 31, 2024 would result in 356,211 shares outstanding at 100% of target and 712,422 at 200% of target at the end of the vesting period. Compensation expense for shares earned based on the Company's three-year total shareholder return is recognized on a straight-line basis over the measurement period and is based upon the fair market value of the shares estimated to be earned at the date of grant using a Monte-Carlo simulation. Compensation expense for shares earned based on the Company's adjusted EBITDA is recognized on a straight-line basis over the measurement period and is based upon the fair market value.

The following table summarizes changes in these other stock awards during the twelve months ended December 31, 2024, 2023 and 2022 and the related weighted-average grant date fair value:

	Shares		Weighted-Average Grant Date Fair Value
	(In thousands)		
Nonvested at December 31, 2021	779	$	159.73
Granted	483	$	196.97
Vested	(406)	$	133.26
Forfeited	(72)	$	202.70
Nonvested at December 31, 2022	784	$	192.47
Granted	373	$	205.98
Vested	(215)	$	172.62
Forfeited	(86)	$	194.11
Nonvested at December 31, 2023	856	$	203.17
Granted	334	$	250.64
Vested	(231)	$	178.51
Forfeited	(88)	$	217.04
Nonvested at December 31, 2024	871	$	226.50

The total fair value of stock awards that vested during the twelve months ended December 31, 2024, 2023 and 2022 was $59.1 million, $43.7 million and $85.9 million, respectively, based on the weighted-average fair value on the vesting date, and $41.2 million, $37.1 million and $54.2 million, respectively, based on the weighted-average fair value on the date of grant. At December 31, 2024, our total unrecognized compensation cost related to these nonvested stock awards was $52.2 million with a weighted-average recognition period of 1.7 years.

Employee Stock Purchase Plan. Effective July 1, 2020, the Equifax Board of Directors approved the 2020 Employee Stock Purchase Plan ("ESPP"). Under the ESPP, participating employees have the option to withhold 1% to 10% of their annual salary, up to $25,000 annually, to purchase Equifax stock at a 5% discount based on the closing stock price of the final day of the offering period. The ESPP is noncompensatory in nature and is treated as any other sale of the Company's equity instruments.

9. BENEFIT PLANS

We have defined benefit pension plans and defined contribution plans. We also maintain certain healthcare and life insurance benefit plans for eligible retired employees. The measurement date for our defined benefit pension plans and other postretirement benefit plans is December 31 of each year.

Pension Benefits. Pension benefits are provided through U.S., and previously, Canadian defined benefit pension plans that were settled in 2022 and three supplemental executive defined benefit pension plans.

U.S. Retirement Plans. We sponsor a qualified defined benefit retirement plan, the U.S. Retirement Income Plan ("USRIP"), that covers approximately 5% of current U.S. salaried employees who were hired on or before June 30, 2007, the last date on which an individual could be hired and enter the plan before the USRIP was closed to new participation at December 31, 2008. This plan also covers retirees as well as certain terminated but vested individuals not yet in retirement status. Effective December 31, 2014, the USRIP plan was frozen for all participants eligible to accrue benefits. Accordingly, pension plan participants earn no new benefits under the plan formula.

In 2023, the Company announced a program to offer a voluntary lump-sum pension payout to certain eligible active employees and former employees in the USRIP which would settle the Company's obligation to them. The program provided participants with a limited time opportunity to elect to receive a lump-sum settlement of their pension benefit or begin to receive their benefit in the form of a monthly annuity in December 2023. As a result, the Company paid $31.8 million from plan assets and was relieved of the corresponding pension obligation of $33.4 million. The remaining activity was recorded through net periodic benefit cost related to the annual mark-to-market remeasurement.

During the twelve months ended December 31, 2024 and 2023, we made no voluntary contributions to the USRIP. At December 31, 2024, the USRIP met or exceeded ERISA's minimum funding requirements.

The annual report produced by our consulting actuaries specifies the funding requirements for our plans based on projected benefits for plan participants, historical investment results on plan assets, current discount rates for liabilities, assumptions for future demographic developments and recent changes in statutory requirements. We may elect to make additional discretionary contributions to our plans in excess of minimum funding requirements, subject to statutory limitations.

Supplemental Retirement Plans. We maintain three supplemental executive retirement programs for certain key employees. The plans, which are unfunded, provide supplemental retirement payments based on salary and years of service.

Other Benefits. We maintain certain healthcare and life insurance benefit plans for eligible retired employees. Substantially all of our U.S. employees may become eligible for the retiree healthcare benefits if they reach retirement age while working for us and satisfy certain years of service requirements. Employees hired on or after January 1, 2009 are required to pay the full cost of coverage after retirement. The retiree life insurance program covers employees who retired on or before December 31, 2003. We accrue the cost of providing healthcare benefits over the active service period of the employee.

Obligations and Funded Status. A reconciliation of the projected benefit obligations, plan assets and funded status of the plans is as follows:

	Pension Benefits		Other Benefits	
	2024	2023	2024	2023
	(In millions)			
Change in projected benefit obligation				
Benefit obligation at January 1,	$ 466.1	$ 501.1	$ 11.1	$ 12.8
Service cost	0.8	1.2	0.1	0.1
Interest cost	24.2	27.4	0.6	0.7
Amendments	—	—	—	0.3
Actuarial (gain) loss	(9.5)	11.3	(0.7)	(1.5)
Foreign currency exchange rate changes	—	—	(0.1)	—
Settlements	—	(34.5)	—	—
Benefits paid	(39.8)	(40.4)	(1.3)	(1.3)
Projected benefit obligation at December 31,	441.8	466.1	9.7	11.1
Change in plan assets				
Fair value of plan assets at January 1,	363.5	399.0	10.7	10.7
Actual return on plan assets	1.3	30.6	—	1.0
Employer contributions	6.9	7.0	0.2	0.2
Other disbursements	—	(0.9)	—	—
Settlements	—	(31.8)	—	—
Benefits paid	(39.8)	(40.4)	(0.2)	(1.2)
Fair value of plan assets at December 31,	331.9	363.5	10.7	10.7
Funded status of plan	$ (109.9)	$ (102.6)	$ 1.0	$ (0.4)

The accumulated benefit obligation for the USRIP and supplemental retirement plans was $441.8 million at December 31, 2024. The accumulated benefit obligation for the USRIP and supplemental retirement plans was $466.1 million at December 31, 2023.

At December 31, 2024, the USRIP had projected benefit obligations and accumulated benefit obligations in excess of the plan's respective assets. The fair value of plan assets for this plan were $331.9 million and the projected benefit obligation and accumulated benefit obligation were $357.4 million at December 31, 2024.

At December 31, 2024, our supplemental retirement plans had projected benefit obligations and accumulated benefit obligations in excess of those plans' respective assets. The projected benefit obligation and accumulated benefit obligation for these plans in the aggregate were $84.4 million and these plans did not have any plan assets at December 31, 2024.

At December 31, 2023, the USRIP had projected benefit obligations and accumulated benefit obligations in excess of the plan's respective assets. The fair value of plan assets for this plan were $363.5 million and the projected benefit obligation and accumulated benefit obligation were $377.9 million at December 31, 2023.

At December 31, 2023, our supplemental retirement plans had projected benefit obligations and accumulated benefit obligations in excess of those plans' respective assets. The projected benefit obligation and accumulated benefit obligation for these plans in the aggregate were $88.2 million and these plans did not have any plan assets at December 31, 2023.

The following table represents the net amounts recognized, or the funded status of our pension and other postretirement benefit plans, in our Consolidated Balance Sheets at December 31, 2024 and 2023:

| | Pension Benefits | | Other Benefits | |
	2024	2023	2024	2023
Amounts recognized in the statements of financial position consist of:		*(In millions)*		
Noncurrent assets	$ —	$ —	$ 2.2	$ 0.9
Current liabilities	(7.1)	(6.7)	(0.1)	(0.1)
Long-term liabilities	(102.8)	(95.9)	(1.1)	(1.2)
Net amount recognized	$ (109.9)	$ (102.6)	$ 1.0	$ (0.4)

At December 31, 2024 and 2023 amounts included in accumulated other comprehensive loss related to pension benefit plans consisted of prior service cost of $3.5 million and $3.6 million, net of accumulated taxes of $1.1 million and $1.2 million, respectively. For the twelve months ended December 31, 2024 and 2023, we recognized a loss of $11.6 million and $0.1 million, respectively, through net periodic benefit cost related to the annual mark-to-market remeasurement of our pension and postretirement plans. For the twelve months ended December 31, 2024 and 2023, amounts recognized through net periodic benefit cost related to prior service cost, curtailments and settlements were not material.

Components of Net Periodic Benefit Cost

| | Pension Benefits | | | Other Benefits | | |
	2024	2023	2022	2024	2023	2022
			(In millions)			
Service cost	$ 0.8	$ 1.2	$ 1.5	$ 0.1	$ 0.1	$ 0.2
Interest cost	24.2	27.4	20.1	0.6	0.7	0.5
Expected return on plan assets	(22.5)	(22.8)	(24.8)	(0.7)	(0.6)	(0.7)
Amortization of prior service cost	0.6	0.4	(1.7)	(0.5)	(0.5)	(0.5)
Recognized actuarial loss (gain) - mark to market	11.7	1.9	(2.7)	(0.1)	(1.8)	0.5
Settlements	—	—	(1.0)	—	—	—
Total net periodic benefit cost (income)	$ 14.8	$ 8.1	$ (8.6)	$ (0.6)	$ (2.1)	$ —

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Weighted-Average Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31,	Pension Benefits		Other Benefits	
	2024	2023	2024	2023
Discount rate	**5.79 %**	5.44 %	**5.57 %**	5.37 %
Rate of compensation increase	**6.00 %**	6.00 %	**N/A**	N/A

Weighted-average assumptions used to determine net periodic benefit cost at December 31,	Pension Benefits			Other Benefits		
	2024	2023	2022	2024	2023	2022
Discount rate	**5.44 %**	5.71 %	2.85 %	**5.37 %**	5.65 %	2.86 %
Expected return on plan assets	**6.50 %**	6.00 %	4.27 %	**6.50 %**	6.00 %	4.60 %
Rate of compensation increase	**6.00 %**	6.00 %	6.00 %	**N/A**	N/A	N/A

Mortality Rates. During 2021, we adopted the MP-2021 mortality improvement projections in determining the liability for the U.S. plans. During 2022, 2023 and 2024, we continued to use the MP-2021 mortality projection scale as a new version has not been issued since 2021.

Discount Rates. We determine our discount rates primarily based on high-quality, fixed-income investments and yield-to-maturity analyses specific to our estimated future benefit payments available as of the measurement date. Discount rates are reset annually on the measurement date to reflect current market conditions. To determine the discount rate for our U.S. pension and postretirement benefit plans, we use a bond matching approach to select specific bonds that would satisfy our projected benefit payments. We believe the bond matching approach reflects the process we would employ to settle our pension and postretirement benefit obligations.

Expected and Actual Return on Plan Assets. We use a mark-to-market approach to recognize actuarial gains and losses and expected return on plan assets for our defined benefit pension and other postretirement benefit plans. Under this accounting principle, the expected returns on plan assets are used to estimate pension expense throughout the year and remeasurement of the projected benefit obligation and plan assets are immediately recognized in earnings through net periodic benefit cost within Other (expense) income, net on the Consolidated Statements of Income with pension and postretirement plans remeasured annually in the fourth quarter.

We estimate that the future benefits payable for our retirement and postretirement plans are as follows at December 31, 2024:

Years ending December 31,	U.S. Defined Benefit Plans	Other Benefit Plans
	(In millions)	
2025	$ 40.8	$ 1.2
2026	$ 40.4	$ 1.2
2027	$ 39.9	$ 1.1
2028	$ 39.0	$ 1.1
2029	$ 38.0	$ 1.0
Next five fiscal years to December 31, 2034	$ 173.1	$ 4.3

Fair Value of Plan Assets. The fair value of the pension assets at December 31, 2024 and 2023 are as follows:

Description		Fair Value at December 31, 2024	Fair Value Measurements at Reporting Date Using:		
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In millions)			
U.S. Equity	(2)	$ 34.2	$ —	$ 34.2	$ —
International Equity	(2)	14.3	—	14.3	—
Fixed Income	(2)	193.0	—	193.0	—
Private Equity	(3)	13.3	—	—	13.3
Real Assets	(4)	4.5	—	—	4.5
Cash	(1)	3.8	3.8	—	—
Total plan assets in the fair value hierarchy		$ 263.1	$ 3.8	$ 241.5	$ 17.8
Investments measured at net asset value	(5)	68.8			
Total plan assets		$ 331.9			

Description		Fair Value at December 31, 2023	Fair Value Measurements at Reporting Date Using:		
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In millions)			
U.S. Equity	(2)	$ 40.9	$ —	$ 40.9	$ —
International Equity	(2)	35.6	—	35.6	—
Fixed Income	(2)	243.3	—	243.3	—
Private Equity	(3)	13.8	—	—	13.8
Real Assets	(4)	4.8	—	—	4.8
Cash	(1)	25.1	25.1	—	—
Total plan assets		$ 363.5	$ 25.1	$ 319.8	$ 18.6

(1) Fair value is based on observable market prices for the assets.

(2) For the portion of this asset class categorized as Level 2, fair value is determined using dealer and broker quotations, certain pricing models, bid prices, quoted prices for similar assets and liabilities in active markets, or other inputs that are observable or can be corroborated by observable market data.

(3) Private equity investments are initially valued at cost. Fund managers periodically review the valuations utilizing subsequent company-specific transactions or deterioration in the company's financial performance to determine if fair value adjustments are necessary. Private equity investments are typically viewed as long term, less liquid investments with return of capital coming via cash distributions from the sale of underlying fund assets. The Plan intends to hold these investments through each fund's normal life cycle and wind down period. As of both December 31, 2024 and 2023, we had $10.0 million of remaining commitments related to these private equity investments.

(4) The fair value of Real Assets are reported by the fund manager based on a combination of the following valuation approaches: current replacement cost less deterioration and obsolescence, a discounted cash flow model of income streams and comparable market sales. As of both December 31, 2024 and 2023, we had $0.2 million of remaining commitments related to the real asset investments.

(5) In accordance with FASB ASC Subtopic 820-10, certain investments measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this

table are intended to permit reconciliation of the fair value hierarchy to the total fair value of plan assets presented in the funded status reconciliation. Investments measured at net asset value include Diversified Credit and Real Assets.

The following table shows a reconciliation of the beginning and ending balances for assets valued using significant unobservable inputs for the years ended December 31, 2024 and 2023:

	Private Equity	Real Assets
	(In millions)	
Balance at December 31, 2022	$ 13.1	$ 4.8
Return on plan assets:		
Unrealized	0.7	—
Realized	(0.3)	—
Purchases	1.7	—
Sales	(1.4)	—
Balance at December 31, 2023	$ 13.8	$ 4.8
Return on plan assets:		
Unrealized	$ —	$ (0.1)
Realized	0.4	0.1
Purchases	0.5	—
Sales	(1.4)	(0.3)
Balance at December 31, 2024	$ 13.3	$ 4.5

The fair value of the postretirement assets at December 31, 2024 and 2023 are as follows:

			Fair Value Measurements at Reporting Date Using:		
Description		**Fair Value at December 31, 2024**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
			(In millions)		
U.S. Equity	(2)	$ 1.1	$ —	$ 1.1	$ —
International Equity	(2)	0.5	—	0.5	—
Fixed Income	(2)	6.2	—	6.2	—
Private Equity	(3)	0.4	—	—	0.4
Real Assets	(4)	0.2	—	—	0.2
Cash	(1)	0.1	0.1	—	—
Total plan assets in the fair value hierarchy		$ 8.5	$ 0.1	$ 7.8	$ 0.6
Investments measured at net asset value	(5)	2.2			
Total plan assets		$ 10.7			

Description		Fair Value at December 31, 2023	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(In millions)		
U.S. Equity	(2)	$ 1.2	$ —	$ 1.2	$ —
International Equity	(2)	1.0	—	1.0	—
Fixed Income	(2)	7.2	—	7.2	—
Private Equity	(3)	0.4	—	—	0.4
Real Assets	(4)	0.1	—	—	0.1
Cash	(1)	0.8	0.8	—	—
Total plan assets		$ 10.7	$ 0.8	$ 9.4	$ 0.5

(1) Fair value is based on observable market prices for the assets.

(2) For the portion of this asset class categorized as Level 2, fair value is determined using dealer and broker quotations, certain pricing models, bid prices, quoted prices for similar assets and liabilities in active markets, or other inputs that are observable or can be corroborated by observable market data.

(3) Private equity investments are initially valued at cost. Fund managers periodically review the valuations utilizing subsequent company-specific transactions or deterioration in the company's financial performance to determine if fair value adjustments are necessary. Private equity investments are typically viewed as long term, less liquid investments with return of capital coming via cash distributions from the sale of underlying fund assets. The Plan intends to hold these investments through each fund's normal life cycle and wind down period.

(4) The fair value of Real Assets are reported by the fund manager based on a combination of the following valuation approaches: current replacement cost less deterioration and obsolescence, a discounted cash flow model of income streams and comparable market sales.

(5) In accordance with FASB ASC Subtopic 820-10, certain investments measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total fair value of plan assets presented in the funded status reconciliation. Investments measured at net asset value include Diversified Credit and Real Assets.

Gross realized and unrealized gains and losses, purchases and sales for Level 3 postretirement assets were not material for the twelve months ended December 31, 2024.

USRIP Investment and Asset Allocation Strategies. The primary goal of the asset allocation strategy of the USRIP is to produce a total investment return which will satisfy future annual cash benefit payments to participants and minimize future contributions from the Company. Additionally, this strategy will diversify the plan assets to minimize nonsystemic risk and provide reasonable assurance that no single security or class of security will have a disproportionate negative impact on the USRIP. Investment managers are required to abide by the provisions of ERISA. Standards of performance for each manager include an expected return versus an assigned benchmark, a measure of volatility and a time period of evaluation.

The asset allocation strategy and investment manager recommendations are determined by the Investment Committee, with the advice of our external advisor. The asset allocation and ranges are approved by our in-house Investment Committee and plan Administrators, who are Named Fiduciaries under ERISA.

In an effort to meet asset allocation and funded status objectives of the USRIP, assets are categorized as Liability-Hedging Assets and Return-Seeking Assets. As of December 31, 2024, the approved allocation ranges are set forth in the table below, with a 60% targeted allocation to Liability-Hedging Assets and a 40% targeted allocation to Return-Seeking Assets. Liability-Hedging Assets represent investments which are meant to provide a hedge relative to the USRIP's liabilities and consist primarily of fixed income securities. Return-Seeking Assets include any asset class not intended to hedge the USRIP's liabilities. At December 31, 2024, these assets included domestic and international equities, private equity (including secondary

private equity), real assets and diversified credit. The diversified credit strategy invests in a diversified portfolio of credit assets, including securitized, corporate, high yield, and emerging market debt, among others. Additionally, the USRIP allows certain of their managers, subject to specific risk constraints, to utilize derivative instruments in order to enhance asset return, reduce volatility or both. Derivatives are primarily employed by the USRIP in their fixed income portfolios and in the hedge fund-of-funds area. Derivatives can be used for hedging purposes to reduce risk.

No shares of Equifax common stock were directly owned by the USRIP at December 31, 2024 or 2023. Not more than 5% of the portfolio (at cost), and 10% of the equity portfolio's market value, shall be invested in the securities of any one issuer, except the U.S. Government and U.S. Government Agencies.

The following asset allocation ranges and actual allocations were in effect as of December 31, 2024 and 2023:

	Range		Actual	
USRIP	**2024**	2023	**2024**	2023
U.S. Equity	**0% - 20%**	0% - 20%	**10.3 %**	11.3 %
International Equity	**0% - 10%**	0% - 10%	**4.3 %**	9.8 %
Private Equity	**0% - 10%**	0% - 10%	**4.0 %**	3.8 %
Hedge Funds	**0% - 10%**	0% - 10%	**— %**	— %
Real Assets	**5% - 20%**	0% - 10%	**11.7 %**	1.3 %
Diversified Credit	**5% - 20%**	0% - 0%	**10.4 %**	— %
Fixed Income	**45% - 90%**	65% - 100%	**58.1 %**	67.0 %
Cash	**0% - 15%**	0% - 15%	**1.2 %**	6.8 %

Equifax Retirement Savings Plans. Equifax sponsors a U.S. tax qualified defined contribution plan, the Equifax Inc. 401(k) Plan. Beginning with the 2019 plan year, we provide a discretionary match of participants' contributions, up to five or six percent of employees' eligible pay depending on certain eligibility rules under the 401(k) Plan. Company contributions for the 401(k) Plan during the twelve months ended December 31, 2024, 2023 and 2022 were $37.8 million, $38.3 million and $38.1 million, respectively.

Foreign Retirement Plans. We also maintain defined contribution plans for certain employees in Canada and meet certain compulsory contribution requirements to retirement funds for employees in Australia, the U.K. and Ireland. For the years ended December 31, 2024, 2023 and 2022, our contributions related to these plans were $14.8 million, $15.2 million and $15.0 million, respectively.

Deferred Compensation Plans. We maintain deferred compensation plans that allow for certain management employees and the Equifax Board of Directors to defer the receipt of compensation (such as salary, incentive compensation or shares payable under vested restricted stock units and performance shares) until a later date based on the terms of the plans. The Company also makes contributions to the accounts of certain executives who are not eligible to participate in either of these supplemental retirement plans. The benefits under our deferred compensation plans are guaranteed by the assets of a grantor trust which, through our funding, make investments in certain mutual funds. The purpose of this trust is to ensure, subject to the claims of the Company's creditors in the event of the Company's insolvency, the distribution of benefits accrued by participants of the deferred compensation plans, and to ensure full funding, upon a change in control, of the present value of accrued benefits payable to participants or beneficiaries under the plans.

Annual Incentive Plan. We have a shareholder-approved Annual Incentive Plan, which is a component of the Omnibus Plans, for certain key officers that provides for annual or long-term cash awards at the end of various measurement periods, based on the earnings per share, revenue and/or various other criteria over the measurement period. Our total accrued incentive compensation for all incentive plans included in accrued salaries and bonuses on our Consolidated Balance Sheets was $123.3 million and $88.0 million at December 31, 2024 and 2023, respectively.

Employee Benefit Trusts. We maintain two employee benefit trusts for the purpose of satisfying obligations under our supplemental retirement plans. One of these trusts held 0.6 million shares of Equifax stock with a value, at cost, of $5.9 million at both December 31, 2024 and December 31, 2023, as well as cash, which was not material for both periods presented. These employee benefits trust assets are dedicated to ensure the payment of benefits accrued under our supplemental retirement plans, and to ensure full funding of the accrued benefits in case of a change in control, as defined in the trust agreements. The assets in these plan trusts which are recorded on our Consolidated Balance Sheets are subject to creditor's claims in case of insolvency of Equifax Inc.

10. ACCUMULATED OTHER COMPREHENSIVE LOSS

Changes in accumulated other comprehensive loss by component, after tax, for the twelve months ended December 31, 2024 and 2023 are as follows:

	Foreign currency translation adjustment	Pension and other postretirement benefit plans	Cash flow hedging transactions	Total
	(In millions)			
Balance, December 31, 2022	$ (469.3)	$ (3.4)	$ (1.0)	$ (473.7)
Other comprehensive income before reclassifications	42.6	—	0.1	42.7
Amounts reclassified from accumulated other comprehensive loss	—	(0.2)	—	(0.2)
Balance, December 31, 2023	(426.7)	(3.6)	(0.9)	(431.2)
Other comprehensive (loss) income before reclassifications	**(291.7)**	—	**0.1**	**(291.6)**
Amounts reclassified from accumulated other comprehensive loss	—	**0.1**	—	**0.1**
Balance, December 31, 2024	$ **(718.4)**	$ **(3.5)**	$ **(0.8)**	$ **(722.7)**

The change in accumulated other comprehensive loss related to noncontrolling interests including redeemable noncontrolling interests for the twelve months ended December 31, 2024 was $29.3 million, primarily related to foreign currency translation adjustment. Changes in accumulated other comprehensive loss related to noncontrolling interests including redeemable noncontrolling interests were not material for the twelve months ended December 31, 2023.

11. RESTRUCTURING CHARGES

Restructuring costs consist of severance costs, contract termination and associated costs, and other exit and disposal costs. Severance costs relate to a reduction in headcount, contract termination costs primarily relate to penalties for early termination of contracts and associated costs of transition, and other exit and disposal costs primarily relate to real estate exit costs.

During the twelve months ended December 31, 2024, we recorded $48.0 million of restructuring charges for the realignment of resources and other costs, all of which were recorded in selling, general and administrative expenses within our Consolidated Statements of Income. These charges were recorded to general corporate expense and predominantly relate to our efforts to complete our technology transformation in order to support the Company's strategic objectives. As of December 31, 2024, $31.8 million of the 2024 restructuring charges have been paid.

During the twelve months ended December 31, 2023, we recorded $37.6 million of restructuring charges, all of which were recorded in selling, general and administrative expenses on our Consolidated Statements of Income. These charges were recorded to general corporate expense and resulted from our continuing efforts to realign our internal resources to support the Company's strategic objectives and primarily relate to a reduction in headcount and contract termination and associated costs. As of December 31, 2024, payments for the 2023 restructuring charge were substantially completed.

In the fourth quarter of 2022, we recorded $24.0 million of restructuring charges, all of which were recorded in selling, general and administrative expenses on our Consolidated Statements of Income. These charges were recorded to general corporate expense and resulted from our continuing efforts to realign our internal resources to support the Company's strategic objectives and primarily relate to a reduction in headcount. As of December 31, 2024, payments for the 2022 restructuring charge were substantially completed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The changes during the twelve months ended December 31, 2024 in the liabilities associated with the restructuring charges recorded during 2023 and 2024, including expenses incurred and cash payments, are as follows:

Restructuring charges:	Liability balance as of 12/31/2023		Expenses Incurred		Cash Payments		Liability balance as of 12/31/2024
	(In millions)						
Severance costs	$	13.4	$	32.4	$	(30.2) $	15.6
Contract terminations and other associated costs		4.9		14.2		(17.1)	2.0
Other exit and disposal costs		—		1.4		(1.4)	—
Total	$	18.3	$	48.0	$	(48.7) $	17.6

The changes during the twelve months ended December 31, 2023 in the liabilities associated with the restructuring charges recorded during 2023, including expenses incurred and cash payments, are as follows:

Restructuring charges:	Liability balance as of 12/31/2022		Expenses Incurred		Cash Payments		Liability balance as of 12/31/2023
	(In millions)						
Severance costs	$	24.1	$	26.8	$	(37.5) $	13.4
Contract terminations and other associated costs		—		9.0		(4.1)	4.9
Other exit and disposal costs		—		1.8		(1.8)	—
Total	$	24.1	$	37.6	$	(43.4) $	18.3

12. LEASES

We determine if an arrangement is a lease at inception. Operating lease right-of-use ("ROU") assets and liabilities are included in other assets, net and other current and long-term liabilities, respectively, in our Consolidated Balance Sheets.

Operating lease ROU assets and lease liabilities are recognized based on the present value of the future fixed lease payments over the lease term at the commencement date. As most of our leases do not provide an implicit rate, we use our quarterly incremental borrowing rate based on the information available that corresponds to each lease commencement date and lease term when determining the present value of future payments.

Our operating leases principally involve office space. These operating leases may contain variable non-lease components consisting of common area maintenance, operating expenses, insurance and similar costs of the office space that we occupy. We have adopted the practical expedient to not separate these non-lease components from the lease components and instead account for them as a single lease component for all of our leases. The operating lease ROU assets include future fixed lease payments made as well as any initial direct costs incurred and exclude lease incentives. Variable lease payments are not included within the operating lease ROU assets or lease liabilities and are expensed in the period in which they are incurred. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Lease expense for operating leases was $50.0 million, $40.7 million and $42.2 million for the twelve months ended December 31, 2024, 2023 and 2022, respectively. Our leases have remaining lease terms of one year to ten years, some of which may include options to extend the lease term up to five years and some of which may include options to terminate leases within one year. We have elected to not record operating lease ROU assets and liabilities for short-term leases that have a term of twelve months or less. Our lease expense includes our short-term lease cost which is not material to our Consolidated Financial Statements.

Other information related to our operating leases was as follows:

Twelve Months Ended December 31, 2024		Amount
(in millions, except lease term and discount rate)		
Supplemental Cash Flows Information		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows used by operating leases	$	31.7
Right-of-use assets obtained in exchange for lease obligations (non-cash):		
Operating leases	$	53.8
Weighted Average Remaining Lease Term		5.7
Weighted Average Discount Rate		5.0 %

Estimated future minimum payment obligations for non-cancelable operating leases are as follows as of December 31, 2024:

Years ending December 31,		Amount
		(In millions)
2025	$	36.6
2026		32.1
2027		24.6
2028		17.7
2029		13.0
Thereafter		33.0
	$	157.0

We do not have any significant sublease agreements and, as a result, expected sublease income is not reflected as a reduction in the total minimum rental obligations under operating leases in the table above.

13. SEGMENT INFORMATION

Reportable Segments. We manage our business and report our financial results through the following three reportable segments, which are the same as our operating segments:

- Workforce Solutions
- U.S. Information Solutions
- International

The accounting policies of the reportable segments are the same as those described in our summary of significant accounting policies (see Note 1). We evaluate the performance of these reportable segments based on their operating revenue, operating income and operating margins, excluding any unusual or infrequent items, if any. The measurement criteria for segment profit or loss and segment assets are substantially the same for each reportable segment. Inter-segment sales, expenses and transfers are not material for all periods presented. All transactions between segments are accounted for at fair market value or cost depending on the nature of the transaction and no timing differences occur between segments.

Resources are allocated and performance is assessed by our CEO, whom we have determined to be our Chief Operating Decision Maker ("CODM"). The Company prepares a budget of expected financial performance for each of its operating segments on an annual basis. The CODM considers actual results of operating income to those budgeted for each of the operating segments to assess segment performance and decide how to allocate resources.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of segment products and services is as follows:

Workforce Solutions. This segment provides services enabling customers to verify income, employment, educational history, criminal justice data, healthcare professional licensure and sanctions of people in the U.S., as well as providing our employer customers with services that assist them in complying with and automating certain payroll-related and human resource management processes throughout the entire cycle of the employment relationship, including unemployment cost management, employee screening, employee onboarding, tax credits and incentives, I-9 management and compliance, immigration case management, tax form management services and Affordable Care Act management services.

U.S. Information Solutions. This segment includes consumer and commercial information services (such as credit information and credit scoring, credit modeling services and portfolio analytics, locate services, fraud detection and prevention services, identity verification services and other consulting services); mortgage services; financial marketing services; identity management; and credit monitoring products sold to resellers or directly to consumers.

International. We operate in the following regions: Latin America, Europe, Asia Pacific, and Canada. The International segment includes information services products, which includes consumer and commercial services (such as credit and financial information, credit scoring and credit modeling services), credit and other marketing products and services. In Asia Pacific, Europe and Latin America, we also provide information, technology and services to support debt collections and recovery management. In Europe and Canada, we also provide credit monitoring products to resellers or directly to consumers.

Segment information for the twelve months ended December 31, 2024, 2023 and 2022 and as of December 31, 2024 and 2023 is as follows:

	Twelve Months Ended December 31, 2024			
	Workforce Solutions	U.S. Information Solutions	International	Total
	(In millions)			
Operating Revenue	$ 2,433.8	$ 1,893.0	$ 1,354.3	$ 5,681.1
Less: [1]				
Cost of services	883.4	861.1	637.4	2,381.9
Selling, general and administrative expenses	318.7	390.2	359.7	1,068.6
Depreciation and amortization expenses	178.4	237.3	176.0	591.7
Operating Income	$ 1,053.3	$ 404.4	$ 181.2	$ 1,638.9
Reconciliation of segment operating income to consolidated income before income taxes:				
Unallocated amounts:				
General corporate expense [2]				$ (596.8)
Other expense, net				(2.5)
Interest expense [3]				(229.1)
Consolidated income before income taxes				$ 810.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Twelve Months Ended December 31, 2023			
	Workforce Solutions	U.S. Information Solutions	International	Total
	(In millions)			
Operating Revenue	$ 2,315.8	$ 1,720.4	$ 1,229.0	$ 5,265.2
Less: [1]				
Cost of services	830.9	751.5	579.0	2,161.4
Selling, general and administrative expenses	339.1	398.1	334.6	1,071.8
Depreciation and amortization expenses	176.5	205.8	147.6	529.9
Operating Income	$ 969.3	$ 365.0	$ 167.8	$ 1,502.1
Reconciliation of segment operating income to consolidated income before income taxes:				
Unallocated amounts:				
General corporate expense [2]			$	(568.5)
Other income, net				25.7
Interest expense [3]				(241.4)
Consolidated income before income taxes			$	717.9

	Twelve Months Ended December 31, 2022			
	Workforce Solutions	U.S. Information Solutions	International	Total
	(In millions)			
Operating Revenue	$ 2,325.4	$ 1,657.7	$ 1,139.1	$ 5,122.2
Less: [1]				
Cost of services	794.9	668.0	557.0	2,019.9
Selling, general and administrative expenses	362.3	396.2	303.1	1,061.6
Depreciation and amortization expenses	162.2	191.4	132.0	485.6
Operating Income	$ 1,006.0	$ 402.1	$ 147.0	$ 1,555.1
Reconciliation of segment operating income to consolidated income before income taxes:				
Unallocated amounts:				
General corporate expense [2]			$	(499.1)
Other income, net				56.7
Interest expense [3]				(183.0)
Consolidated income before income taxes			$	929.7

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

(2) General corporate expenses include corporate depreciation and amortization expenses that are not related to a specific business unit and are incurred at the corporate level, as well as unallocated costs incurred at the corporate level and those expenses impacted by the overall management and strategic choices of the company, including shared services overhead, technology, security, data and analytics, administrative, legal, restructuring charges to the extent reported in the period, and the portion of management incentive compensation determined by total company-wide performance.

(3) Interest expense includes interest incurred on our outstanding debt agreements.

Total assets:		December 31,		
		2024		**2023**
		(In millions)		
Workforce Solutions	$	**4,104.9**	$	4,144.7
U.S. Information Solutions		**3,386.2**		3,296.1
International		**3,451.6**		3,909.0
General Corporate		**816.7**		930.2
Total assets	$	**11,759.4**	$	12,280.0

Capital expenditures:		Twelve Months Ended December 31,				
		2024		**2023**		**2022**
		(In millions)				
Workforce Solutions	$	**96.0**	$	127.5	$	113.5
U.S. Information Solutions		**161.2**		131.3		125.7
International		**127.5**		121.5		144.8
General Corporate		**111.2**		205.5		233.4
Total capital expenditures*	$	**495.9**	$	585.8	$	617.4

*Amounts above include accruals for capital expenditures.

Financial information by geographic area is as follows:

	Twelve Months Ended December 31,							
	2024			**2023**			**2022**	
	(In millions)							
Operating revenue:	**Amount**		**%**	**Amount**		**%**	**Amount**	**%**
U.S.	$	**4,326.8**	**76 %**	$ 4,036.2		77 %	$ 3,983.1	78 %
Australia		**309.1**	**5 %**	317.6		6 %	325.2	6 %
U.K.		**302.8**	**5 %**	265.8		5 %	265.5	5 %
Canada		**264.9**	**5 %**	259.6		5 %	256.1	5 %
Other		**477.5**	**9 %**	386.0		7 %	292.3	6 %
Total operating revenue	$	**5,681.1**	**100 %**	$ 5,265.2		100 %	$ 5,122.2	100 %

	December 31,				
	2024			**2023**	
	(In millions)				
Long-lived assets:	**Amount**		**%**	**Amount**	**%**
U.S.	$	**7,378.9**	**71 %**	$ 7,460.9	68 %
Australia		**1,546.1**	**15 %**	1,732.3	16 %
Brazil		**513.1**	**5 %**	743.9	7 %
U.K.		**281.7**	**3 %**	283.9	3 %
Canada		**210.6**	**2 %**	224.2	2 %
Other		**468.4**	**4 %**	478.5	4 %
Total long-lived assets	$	**10,398.8**	**100 %**	$ 10,923.7	100 %

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of Equifax's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report (i) were appropriately designed to provide reasonable assurance of achieving their objectives and (ii) were effective and provided reasonable assurance that the information required to be disclosed by Equifax in reports filed under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (b) accumulated and communicated to Equifax's management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of Equifax's internal control over financial reporting as of December 31, 2024 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework). Based on this assessment using those criteria, our management concluded that, as of December 31, 2024, Equifax's internal control over financial reporting was effective. Management reviewed the results of its assessment with the Audit Committee of its Board of Directors. The effectiveness of Equifax's internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young LLP, Equifax's independent registered public accounting firm, as stated in their report, which appears in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K on page 55.

Changes in Internal Control Over Financial Reporting

There have been no changes in internal control over financial reporting identified in connection with the foregoing that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Plans of Directors and Executive Officers

The following table describes any contracts, instructions or written plans for the sale or purchase of Equifax securities and intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act that were adopted by our directors and executive officers during the quarter ended December 31, 2024:

Name and Title	Date of Adoption of Rule 10b5-1 Trading Plan	Scheduled Expiration Date of Rule 10b5-1 Trading Plan(1)	Aggregate Number of Securities to Be Purchased or Sold
Sunil Bindal, Executive Vice President, Chief Corporate Development Officer	11/7/2024	11/28/2025	Sale of up to 5,233 shares of common stock in multiple transactions
Julia A. Houston, Executive Vice President, Chief Strategy and Marketing Officer	11/13/2024	5/30/2025	Sale of up to 5,000 shares of common stock in multiple transactions
Mark W. Begor, Chief Executive Officer	11/14/2024	10/28/2025	Sale of up to 181,105 shares of common stock in multiple transactions
John W. Gamble, Jr., Executive Vice President, Chief Financial Officer and Chief Operations Officer	11/25/2024	5/7/2025	Sale of up to 5,500 shares of common stock in multiple transactions

(1) A trading plan may also expire on such earlier date that all transactions under the trading plan are completed.

During the quarter ended December 31, 2024, none of our directors or executive officers terminated a Rule 10b5-1 trading plan or adopted or terminated a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K).

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except for the information about our executive officers shown below, the information required by this Item 10 is incorporated herein by reference from the information contained in our Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for our 2025 Annual Meeting of Shareholders (the "2025 Proxy Statement") under the sections entitled "Proposal 1, Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Board Leadership and Corporate Governance—Committees of the Board of Directors" and "Insider Trading Policy."

We have adopted a written Code of Ethics and Business Conduct applicable to all our employees, including our principal executive officer, principal financial officer, and principal accounting officer and controller, and to members of our Board of Directors. Our Code of Ethics and Business Conduct is available on our investor relations website: www.equifax.com/about-equifax/corporate-governance. We will disclose amendments to certain provisions of our Code of Ethics and Business Conduct, or waivers of such provisions granted to executive officers and directors, on this website.

Executive Officers

Information regarding the executive officers of Equifax Inc. is set forth below.

Mark W. Begor (66) has been our Chief Executive Officer and a member of the Board of Directors since April 2018. Prior thereto, he was a Managing Director in the Industrial and Business Services group at Warburg Pincus, a global private equity investment firm, since June 2016. Prior to Warburg Pincus, Mr. Begor spent 35 years at General Electric Company ("GE"), a global industrial and financial services company, in a variety of operating and financial roles. During his career at GE, Mr. Begor served in a variety of roles leading multibillion dollar units of the company, including President and CEO of GE Energy Management from 2014 to 2016, President and CEO of GE Capital Real Estate from 2011 to 2014, and President and CEO of GE Capital Retail Finance (Synchrony Financial) from 2002 to 2011. Mr. Begor served on the Fair Isaac Corporation (FICO) board of directors from 2016 to 2018. He currently serves on the board of directors of NCR Atleos Corp.

Sunil Bindal (50) has been our Executive Vice President, Chief Corporate Development Officer since October 2020. Prior to joining Equifax, Mr. Bindal served as Senior Vice President, Global Head of Mergers and Acquisitions and Corporate Development, at Total System Services since July 2018. Prior thereto, he served as Vice President of Corporate Development at Broadridge Financial Solutions since August 2015. Prior thereto, he served as Director, Technology Mergers and Acquisitions, of Credit Suisse since July 2006.

Chad M. Borton (54) has been our Executive Vice President, President, Workforce Solutions since May 2024. Prior to joining Equifax, Mr. Borton served as President of SoFi Bank at SoFi Technologies, Inc. from September 2021 to April 2024. Prior thereto, he was President of USAA Bank and Vice Chairman of USAA Federal Savings Bank Board of Directors, from May 2017 to March 2021. Prior thereto, he held a variety of leadership roles with Fifth Third Bank, JPMorgan Chase and Wachovia Corporation, since 2001. He is also an active duty U.S. army veteran.

Carla Chaney (54) has been our Executive Vice President, Chief Human Resources Officer since April 2019. Prior thereto, she served as Executive Vice President, Human Resources and Communications of Graphic Packaging Holding Company and Graphic Packaging International, since February 2012. Prior thereto, she held a variety of leadership roles with Exide Technologies and Newell Rubbermaid, Inc., since 2004.

Jamil Farshchi (47) has been our Executive Vice President, Chief Information Security Officer and Chief Technology Officer since December 2024. Prior thereto, he was our Executive Vice President, Chief Information Security Officer since February 2018. Prior to joining Equifax, Mr. Farshchi served as Chief Information Security Officer at The Home Depot since April 2015. Prior thereto, he was the first Global Chief Information Security Officer at Time Warner Inc., from August 2014 to March 2015. Prior thereto, he was the Vice President of Global Information Security at Visa Inc. from August 2011 to August 2014. Mr. Farshchi has also held senior roles at Los Alamos National Laboratory, Sitel Corporation, Nextwave Broadband and NASA. He currently serves on the board of directors of UKG Inc., is a strategic advisor for the FBI and serves on the board of directors for the National Technology Security Coalition.

John W. Gamble, Jr. (62) has been our Executive Vice President, Chief Financial Officer and Chief Operations Officer since February 2021. Prior thereto, he was Corporate Vice President and Chief Financial Officer since May 2014. Prior to that, Mr. Gamble was Executive Vice President and Chief Financial Officer of Lexmark International, Inc., a global provider of document solutions, enterprise content management software and services, printers and multifunction printers, from September 2005 until May 2014.

Todd Horvath (51) has been our Executive Vice President, President, U.S. Information Solutions since March 2023. Prior to joining Equifax, Mr. Horvath served in roles of increasing responsibility at Fiserv from 2017-2023, most recently serving as Co-Head of the Fiserv Banking Organization. Prior to that, Mr. Horvath served in various international leadership roles at Automatic Data Processing from 2001-2017. Prior thereto, he was General Director, Venezuela Operations at Sharp Image Gaming in 2001.

Julia A. Houston (54) has been our Executive Vice President, Chief Strategy and Marketing Officer since March 2021. Prior thereto, she was our Chief Transformation Officer since October 2017. Prior thereto, she was Senior Vice President, U.S. Legal, since October 2013. Prior to joining Equifax, Ms. Houston was Senior Vice President, General Counsel and Corporate Secretary at Convergys Corporation, from 2011 to 2013. Prior thereto, she served in roles of increasing responsibility at Mirant Corporation from 2004 to 2010, ultimately serving as Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary.

John J. Kelley III (64) has been our Executive Vice President, Chief Legal Officer and Corporate Secretary since January 2013. Prior to joining Equifax, Mr. Kelley was a senior partner in the Corporate Practice Group of the law firm of King & Spalding LLP. Mr. Kelley currently serves on the board of directors of Beazer Homes USA, Inc.

Cecilia H. Mao (50) has been our Executive Vice President, Chief Product Officer since February 2024. Prior thereto, she was our Chief Product Officer since May 2020. Prior to joining Equifax, Ms. Mao served as Vice President of Product at Oracle Data Cloud from December 2016 to May 2020, where she led teams in business strategy, product management and delivery for identity, data management platform and digital data products. Prior thereto, she held various product management roles on decision and analytics for over a decade at FICO and Verisk Analytics, Inc. Ms. Mao currently serves on the board of directors of Cboe Global Markets, Inc.

Lisa M. Nelson (61) has been our Executive Vice President, President, International since June 2021. Prior thereto, she served as Group Managing Director, Equifax Australia and New Zealand, since August 2019. Prior thereto, she served as President and General Manager, Equifax Canada, since January 2015. Prior thereto, she served as Senior Vice President, Enterprise Alliance Leader of Equifax U.S. Information Solutions, since November 2011. Prior to joining Equifax, she served as Vice President, Global Scoring Solutions of FICO, since August 2004. Ms. Nelson currently serves on the board of directors of Jack Henry & Associates, Inc.

Harald Schneider (51) has been our Executive Vice President, Chief Data & Analytics Officer since February 2024. Prior thereto, he was our Chief Data & Analytics Officer since May 2022. Prior to joining Equifax, Mr. Schneider served as Global Head of Data Products at Visa Inc. from August 2018 to May 2022. Prior thereto, he served as Chief Analytics Officer at Tandem Bank in the U.K. from September 2016 to April 2018. Prior thereto, he held various international data and business leadership roles at Capital One Financial Corporation, Citigroup Inc. and Pardus Capital Management.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference from the information that will be contained in our 2025 Proxy Statement under the sections entitled "Executive Compensation" and "Director Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is incorporated herein by reference from the information that will be contained in our 2025 Proxy Statement under the sections entitled "Security Ownership of Management and Certain Beneficial Owners" and "Executive Compensation Equity Compensation Plan Information."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated herein by reference from the information that will be contained in our 2025 Proxy Statement under the sections entitled "Board Leadership & Corporate Governance—Director

Independence, " "Related Person Transaction Policy" and "Certain Relationships and Related Person Transactions of Directors, Executive Officers, and 5 Percent Shareholders."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated herein by reference from the information that will be contained in our 2025 Proxy Statement under the section entitled "Proposal 3, Ratification of Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm for 2025."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) List of Documents Filed as a Part of This Report:
  (1)   *Financial Statements.* The following financial statements are included in Item 8 of Part II:

- Consolidated Balance Sheets — December 31, 2024 and 2023;
- Consolidated Statements of Income for the Years Ended December 31, 2024, 2023 and 2022;
- Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2024, 2023 and 2022;
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022;
- Consolidated Statements of Shareholders' Equity and Accumulated Other Comprehensive Loss for the Years Ended December 31, 2024, 2023 and 2022; and
- Notes to Consolidated Financial Statements.

  (2)   *Financial Statement Schedules.*

- Schedule II — Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted.

  (3)   *Exhibits.* See exhibits listed under Part (b) below.

(b) Exhibits:

Exhibit Number	Description
	Articles of Incorporation and Bylaws
3.1	Amended and Restated Articles of Incorporation of Equifax Inc. (incorporated by reference to Exhibit 3.1 to Equifax's Form 8-K filed May 14, 2009).
3.2	Amended and Restated Bylaws of Equifax Inc. (incorporated by reference to Exhibit 3.2 to Equifax's Form 8-K filed February 9, 2021).
	Instruments Defining the Rights of Security Holders, Including Indentures
4.1	Indenture dated as of June 29, 1998, between Equifax Inc. and The First National Bank of Chicago, Trustee (the "1998 Indenture") (under which Equifax's 6.9% Debentures due 2028 were issued) (incorporated by reference to Exhibit 4.4 to Equifax's Form 10-K filed March 31, 1999).
4.2	Second Supplemental Indenture dated as of June 28, 2007, between Equifax Inc. and The Bank of New York Trust Company, N.A. (under which Equifax's 7.00% Senior Notes due 2037 were issued), to the 1998 Indenture (incorporated by reference to Exhibit 4.3 to Equifax's Form 8-K filed June 29, 2007).
4.3	Indenture, dated as of May 12, 2016, between Equifax Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Equifax's Form 8-K filed May 12, 2016).
4.4	Second Supplemental Indenture, dated as of May 12, 2016, between Equifax Inc. and U.S. Bank National Association, as Trustee, including the form of 2026 Note as Exhibit A (incorporated by reference to Exhibit 4.3 to Equifax's Form 8-K filed May 12, 2016).
4.5	Sixth Supplemental Indenture, dated as of November 19, 2019, between Equifax Inc. and the Trustee, including the form of 2024 Note as Exhibit A (incorporated by reference to Exhibit 4.1 to Equifax's Form 8-K filed November 19, 2019).
4.6	Seventh Supplemental Indenture, dated as of April 27, 2020, between Equifax Inc. and the Trustee, including the form of 2025 Note as Exhibit A (incorporated by reference to Exhibit 4.1 to Equifax's Form 8-K filed April 27, 2020).
4.7	Eighth Supplemental Indenture, dated as of April 27, 2020, between Equifax Inc. and the Trustee, including the form of 2030 Note as Exhibit A (incorporated by reference to Exhibit 4.2 to Equifax's Form 8-K filed April 27, 2020).
4.8	Ninth Supplemental Indenture, dated as of August 13, 2021, between Equifax Inc. and the Trustee, including the form of Note as Exhibit A (incorporated by reference to Exhibit 4.1 to Equifax's Form 8-K filed August 16, 2021).

4.9	Tenth Supplemental Indenture, dated as of September 12, 2022, between Equifax Inc. and the Trustee, including the form of Note as Exhibit A (incorporated by reference to Exhibit 4.1 to Equifax's Form 8-K filed September 12, 2022).
4.10	Eleventh Supplemental Indenture, dated as of May 16, 2023, between Equifax Inc. and the Trustee, including the form of Note as Exhibit A (incorporated by reference to Exhibit 4.1 to Equifax's Form 8-K filed May 16, 2023).
4.11	Twelfth Supplemental Indenture, dated as of August 15, 2024, between Equifax Inc. and the Trustee, including the form of Note as Exhibit A (incorporated by reference to Exhibit 4.1 to Equifax's Form 8-K filed August 15, 2024)
4.12	Credit Agreement, dated as of August 25, 2021, by and among Equifax Inc., Equifax Limited, Equifax Canada Co., Equifax International Treasury Services Unlimited Company and Equifax Australia Holdings Pty Limited, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Equifax's Form 8-K filed August 31, 2021).
4.13	First Amendment to Credit Agreement, dated as of March 21, 2023, by and among Equifax Inc., Equifax Limited, Equifax Canada Co., Equifax International Treasury Services Unlimited Company and Equifax Australia Holdings Pty Limited, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Equifax's Form 10-Q filed April 20, 2023).
4.14	Second Amendment to Credit Agreement, dated as of May 24, 2024, by and between Equifax Inc. and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to Equifax's Form 10-Q filed July 22, 2024).
4.15	Description of the Company's Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.14 to Equifax's Form 10-K filed February 20, 2020).
	Except as set forth in the preceding Exhibits 4.1 through 4.15, instruments defining the rights of holders of long-term debt securities of Equifax have been omitted where the total amount of securities authorized does not exceed 10% of the total assets of Equifax and its subsidiaries on a consolidated basis. Equifax agrees to furnish to the SEC, upon request, a copy of such instruments with respect to issuances of long-term debt of Equifax and its subsidiaries.

Management Contracts and Compensatory Plans or Arrangements

10.1	Form of Director/Executive Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to Equifax's Form 8-K filed May 14, 2009).
10.2	Supplemental Retirement Plan for Executives of Equifax Inc. (incorporated by reference to Exhibit 10.6(a) to Equifax's Form 10-K filed February 24, 2016).
10.3	Amendment No. 1 to Supplemental Retirement Plan for Executives of Equifax Inc., effective January 1, 2020 (incorporated by reference to Exhibit 10.3 to Equifax's Form 10-K filed February 25, 2021).
10.4	Amendment No. 2 to Supplemental Retirement Plan for Executives of Equifax Inc., effective November 4, 2020 (incorporated by reference to Exhibit 10.4 to Equifax's Form 10-K filed February 25, 2021).
10.5	Trust Agreement for Supplemental Retirement Plan for Executives of Equifax Inc. dated as of September 16, 2011, between Equifax Inc. and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 10.6(b) to Equifax's Form 10-K filed February 23, 2012).
10.6	Equifax Inc. Executive Life and Supplemental Retirement Benefit Plan (incorporated by reference to Exhibit 10.8 to Equifax's Form 10-K filed March 29, 2001).
10.7	Equifax Inc. 2008 Omnibus Incentive Plan, as amended and restated effective May 2, 2013 (incorporated by reference to Appendix C to Equifax's definitive proxy statement on Schedule 14A filed March 20, 2013).
10.8	Amendment No. 1 to Equifax Inc. 2008 Omnibus Incentive Plan, effective February 6, 2017 (incorporated by reference to Exhibit 10.8 to Equifax's Form 10-K filed February 25, 2021).
10.9	Amendment No. 2 to Equifax Inc. 2008 Omnibus Incentive Plan, effective November 4, 2020 (incorporated by reference to Exhibit 10.9 to Equifax's Form 10-K filed February 25, 2021).
10.10	Equifax Inc. 2023 Omnibus Incentive Plan (incorporated by reference to Annex C to Equifax's definitive proxy statement on Schedule 14A filed March 23, 2023).
10.11*	Amendment No. 1 to Equifax Inc. 2023 Omnibus Incentive Plan, effective November 20, 2024.
10.12	Form of Non-Qualified Stock Option Agreement (Senior Leadership Team) under the Equifax Inc. Amended and Restated 2008 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.9 to Equifax's form 10-K filed February 22, 2013).
10.13	Form of Non-Employee Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.11 to Equifax's Form 10-K filed February 25, 2021).

10.14	Equifax Inc. Director Deferred Compensation Plan, as amended through November 5, 2020. (incorporated by reference to Exhibit 10.12 to Equifax's Form 10-K filed February 25, 2021).
10.15	Equifax Grantor Trust dated as of January 23, 2014, between Equifax Inc. and Principal Trust Company, Trustee, relating to supplemental deferred compensation and phantom stock benefits (incorporated by reference to Exhibit 10.13 to Equifax's Form 10-K filed February 25, 2021).
10.16	Equifax Inc. Director and Executive Stock Deferral Plan, as amended and restated effective January 1, 2019 (incorporated by reference to Exhibit 10.14 to Equifax's Form 10-K filed February 25, 2021).
10.17	Amendment No. 1 to Equifax Inc. Director and Executive Stock Deferral Plan, effective as of November 4, 2020 (incorporated by reference to Exhibit 10.15 to Equifax's Form 10-K filed February 25, 2021).
10.18	Amendment No. 2 to Equifax Inc. Director and Executive Stock Deferral Plan, effective as of December 2, 2021 (incorporated by reference to Exhibit 10.16 to Equifax's Form 10-K filed February 24, 2022).
10.19	Equifax 2005 Executive Deferred Compensation Plan, as amended and restated effective January 1, 2015 (incorporated by reference to Exhibit 10.1 to Equifax's Form 10-Q filed July 28, 2016).
10.20	Amendment No. 1 to Equifax 2005 Executive Deferred Compensation Plan, effective January 1, 2016 (incorporated by reference to Exhibit 10.2 to Equifax's Form 10-Q filed July 28, 2016).
10.21	Amendment No. 2 to Equifax 2005 Executive Deferred Compensation plan, effective January 1, 2016 (incorporated by reference to Exhibit 10.27 to Equifax's Form 10-K filed March 1, 2018).
10.22	Amendment No. 3 to Equifax 2005 Executive Deferred Compensation Plan, effective as of November 4, 2020 (incorporated by reference to Exhibit 10.19 to Equifax's Form 10-K filed February 25, 2021).
10.23	Amendment No. 4 to Equifax 2005 Executive Deferred Compensation Plan, effective as of May 5, 2021 (incorporated by reference to Exhibit 10.1 to Equifax's Form 10-Q filed July 22, 2021).
10.24	Equifax Inc. Employee Deferred Compensation Plan (incorporated by reference to Exhibit 4.1 to Equifax's Form S-8 filed November 24, 2021).
10.25	Equifax Inc. Board of Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.23 to Equifax's Form 10-K filed February 24, 2022).
10.26	Form of Non-Qualified Stock Option Award Agreement (Senior Leadership Team) under the Equifax Inc. Amended and Restated 2008 Omnibus Incentive Plan (for awards granted in February 2017) (incorporated by reference to Exhibit 10.4 to Equifax's Form 10-Q filed April 27, 2017).
10.27	Employment Agreement, dated March 27, 2018, between the Company and Mark W. Begor (incorporated by reference to Exhibit 10.1 to Equifax's Form 8-K filed March 28, 2018).
10.28	Letter Agreement, dated February 4, 2021, between the Company and Mark W. Begor (incorporated by reference to Exhibit 10.1 to Equifax's Form 8-K filed February 9, 2021).
10.29	Letter Agreement, dated November 7, 2024, between the Company and Mark W. Begor (incorporated by reference to Exhibit 10.1 to Equifax's Form 8-K filed November 8, 2024).
10.30	Form of Non-Qualified Stock Option Award Agreement (Senior Leadership Team) under the Equifax Inc. Amended and Restated 2008 Omnibus Incentive Plan (for awards granted in March 2018 to January 2021) (incorporated by reference to Exhibit 10.3 to Equifax's Form 10-Q filed April 26, 2018).
10.31	Form of Restricted Stock Unit Award Agreement (CEO) under the Equifax Inc. Amended and Restated 2008 Omnibus Incentive Plan (for awards granted in February 2021) (incorporated by reference to Exhibit 10.1 to Equifax's Form 10-Q filed April 22, 2021).
10.32	Form of Premium-Priced Stock Option Award Agreement (CEO) under the Equifax Inc. Amended and Restated 2008 Omnibus Incentive Plan (for awards granted in February 2021) (incorporated by reference to Exhibit 10.2 to Equifax's Form 10-Q filed April 22, 2021).
10.33	Form of Performance Share Award Agreement (TSR) (CEO) under the Equifax Inc. Amended and Restated 2008 Omnibus Incentive Plan (for awards granted in February 2021) (incorporated by reference to Exhibit 10.3 to Equifax's Form 10-Q filed April 22, 2021).
10.34	Form of Restricted Stock Unit Award Agreement (Senior Leadership Team) under the Equifax Inc. Amended and Restated 2008 Omnibus Incentive Plan (for awards granted in February 2021) (incorporated by reference to Exhibit 10.4 to Equifax's Form 10-Q filed April 22, 2021).
10.35	Form of Non-Qualified Stock Option Award Agreement (Senior Leadership Team) under the Equifax Inc. Amended and Restated 2008 Omnibus Incentive Plan (for awards granted in February 2021) (incorporated by reference to Exhibit 10.5 to Equifax's Form 10-Q filed April 22, 2021).
10.36	Form of Performance Share Award Agreement (TSR) (Senior Leadership Team) under the Equifax Inc. Amended and Restated 2008 Omnibus Incentive Plan (for awards granted in February 2021) (incorporated by reference to Exhibit 10.6 to Equifax's Form 10-Q filed April 22, 2021).
10.37	Equifax Inc. Change in Control Severance Plan (incorporated by reference to Exhibit 10.1 to Equifax's Form 8-K filed February 27, 2019).

10.38	Equifax Inc. 2020 Employee Stock Purchase Plan (incorporated by reference to 10.1 to Equifax's Form 10-Q filed October 21, 2024).
10.39	Amendment No. 1 to the Equifax Inc. 2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to Equifax's Form 10-Q filed October 21, 2024).
10.40	Form of Performance Share Award Agreement (Adjusted EBITDA) (CEO) under the Equifax Inc. Amended and Restated 2008 Omnibus Incentive Plan (for awards granted in or after February 2022) (incorporated by reference to Exhibit 10.1 to Equifax's Form 10-Q filed April 21, 2022).
10.41	Form of Performance Share Award Agreement (Adjusted EBITDA) (SLT) under the Equifax Inc. Amended and Restated 2008 Omnibus Incentive Plan (for awards granted in February 2022) (incorporated by reference to Exhibit 10.2 to Equifax's Form 10-Q filed April 21, 2022).
10.42	Performance Share Award Agreement (TSR) between Equifax Inc. and Mark Begor under the Equifax Inc. Amended and Restated 2008 Omnibus Incentive Plan (for award granted on July 29, 2022) (incorporated by reference to Exhibit 10.1 to Equifax's Form 10-Q filed October 20, 2022).
10.43	Premium-Priced Stock Option Award Agreement between Equifax Inc. and Mark Begor under the Equifax Inc. Amended and Restated 2008 Omnibus Incentive Plan (for award granted on July 29, 2022) (incorporated by reference to Exhibit 10.2 to Equifax's Form 10-Q filed October 20, 2022).
10.44	Restricted Stock Unit Award Agreement between Equifax Inc. and Mark Begor under the Equifax Inc. Amended and Restated 2008 Omnibus Incentive Plan (for award granted on July 29, 2022) (incorporated by reference to Exhibit 10.3 to Equifax's Form 10-Q filed October 20, 2022).

Material Contracts

10.45**	Settlement Agreement and Release dated July 22, 2019 between the Company and the Settlement Class Representatives (as defined therein) (incorporated by reference to Exhibit 10.1 to Equifax's Form 8-K filed July 22, 2019).
10.46**	Stipulated Order for Permanent Injunction and Monetary Judgment dated July 19, 2019 between the Company and the Federal Trade Commission (incorporated by reference to Exhibit 10.2 to Equifax's Form 8-K filed July 22, 2019).
10.47**	Stipulated Order for Permanent Injunction and Monetary Judgment dated July 19, 2019 between the Company and the Bureau of Consumer Financial Protection (incorporated by reference to Exhibit 10.3 to Equifax's Form 8-K filed July 22, 2019).
10.48**	Final Judgment and Consent Decree dated July 19, 2019 between the Company and the State of Alabama, with a schedule of the additional jurisdictions in which such agreement (consent decrees) have been approved that are substantially identical in all material respects (incorporated by reference to Exhibit 10.4 to Equifax's Form 8-K filed July 22, 2019).

Other Exhibits and Certifications

19*	Equifax Inc. Insider Trading Policy
21.1*	Subsidiaries of Equifax Inc.
23.1*	Consent of Independent Registered Public Accounting Firm.
24.1*	Powers of Attorney (included on signature page).
31.1*	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2*	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1*	Section 1350 Certification of Chief Executive Officer.
32.2*	Section 1350 Certification of Chief Financial Officer.
97.1*	Equifax Inc. Dodd-Frank Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to Equifax's Form 10-K filed February 22, 2024).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith

**Schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished as a supplement to the Securities and Exchange Commission upon request.

(c) Financial Statement Schedules. See Item 15(a)(2).

ITEM 16. FORM 10-K SUMMARY

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 20, 2025.

EQUIFAX INC.
(Registrant)

By: /s/ Mark W. Begor
_____
Mark W. Begor
Chief Executive Officer

We, the undersigned directors and executive officers of Equifax Inc., hereby severally constitute and appoint John W. Gamble, Jr. and James M. Griggs, and each of them singly, our true and lawful attorneys with full power to them and each of them to sign for us, and in our names in the capacities indicated below, any and all amendments to this Annual Report on Form 10-K filed with the SEC, hereby ratifying and confirming our signatures as they may be signed by our said attorneys to any and all amendments to said Annual Report on Form 10-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 20, 2025.

/s/ Mark W. Begor
_____
Mark W. Begor
Chief Executive Officer
  (Principal Executive Officer)

/s/ John W. Gamble, Jr.
_____
John W. Gamble, Jr.
Executive Vice President, Chief Financial Officer and Chief Operations Officer
  (Principal Financial Officer)

/s/ James M. Griggs
_____
James M. Griggs
Chief Accounting Officer and Corporate Controller
  (Principal Accounting Officer)

/s/ Mark L. Feidler
_____
Mark L. Feidler
Director and Non-Executive Chairman

/s/ Karen L. Fichuk
_____
Karen L. Fichuk
Director

/s/ G. Thomas Hough
_____
G. Thomas Hough
Director

/s/ Barbara A. Larson

Barbara A. Larson
Director

/s/ Robert D. Marcus

Robert D. Marcus
Director

/s/ Scott A. McGregor

Scott A. McGregor
Director

/s/ John A. McKinley

John A. McKinley
Director

/s/ Melissa D. Smith

Melissa D. Smith
Director

/s/ Audrey Boone Tillman

Audrey Boone Tillman
Director

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

2024

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
			(In millions)		
Reserves deducted in the balance sheet from the assets to which they apply:					
Trade accounts receivable	$ 16.7	$ 15.3	$ —	$ (15.1)	$ 16.9
Deferred income tax asset valuation allowance	178.5	20.1	(18.0)	(9.8)	170.8
	$ 195.2	$ 35.4	$ (18.0)	$ (24.9)	$ 187.7

2023

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
			(In millions)		
Reserves deducted in the balance sheet from the assets to which they apply:					
Trade accounts receivable	$ 19.1	$ 11.4	$ —	$ (13.8)	$ 16.7
Deferred income tax asset valuation allowance	185.1	(26.9)	2.7	17.6	178.5
	$ 204.2	$ (15.5)	$ 2.7	$ 3.8	$ 195.2

2022

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
			(In millions)		
Reserves deducted in the balance sheet from the assets to which they apply:					
Trade accounts receivable	$ 13.9	$ 8.5	$ —	$ (3.3)	$ 19.1
Deferred income tax asset valuation allowance	192.0	(15.4)	(9.7)	18.2	185.1
	$ 205.9	$ (6.9)	$ (9.7)	$ 14.9	$ 204.2



Board of Directors



Mark W. Begor
Chief Executive Officer,
Equifax Inc.



Mark L. Feidler
Independent Chairman,
Equifax Inc. and Founding
Partner, MSouth Equity Partners



Karen L. Fichuk
Former Chief Executive
Officer, Randstad North
America



G. Thomas Hough
Retired Americas Vice Chair,
Ernst & Young LLP



Barbara A. Larson
Chief Financial Officer,
SentinelOne, Inc.



Robert D. Marcus
Former Chairman and Chief
Executive Officer, Time
Warner Cable Inc.



Scott A. McGregor
Former President and Chief
Executive Officer, Broadcom
Corporation



John A. McKinley
Founder, Great Falls Ventures



Melissa D. Smith
Chair and Chief Executive Officer,
WEX Inc.



Audrey Boone Tillman
Senior Executive Vice President
and General Counsel,
Aflac Incorporated



MIX
Paper from responsible sources
FSC® C013980

1550 Peachtree Street NW, Atlanta, GA 30309 • 404.885.8000 • equifax.com